                                                FILED PURSUANT TO RULE 424(B)(4)
                                                      REGISTRATION NO. 333-18497

PROSPECTUS

                                6,000,000 SHARES

                           RAC FINANCIAL GROUP, INC.

                                  COMMON STOCK
                               ------------------

    Of the 6,000,000 shares of common stock, par value $0.01 per share (the "Common Stock"), offered hereby (the "Offering"), 4,200,000 shares are being sold by RAC Financial Group, Inc. (the "Company") and 1,800,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Use of Proceeds."

    The Common Stock is included in the Nasdaq National Market under the symbol "RACF." On January 23, 1997, the last reported sales price of the Common Stock as reported by the Nasdaq National Market was $32.00 per share. See "Price Range of Common Stock and Dividend Policy."
                           --------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                    THIS PROSPECTUS. ANY REPRESENTATION
                        TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

                                                            UNDERWRITING          PROCEEDS TO       PROCEEDS TO SELLING
                                    PRICE TO PUBLIC         DISCOUNT (1)          COMPANY (2)           STOCKHOLDERS
Per Share.......................         $30.50                $1.53                 $28.97                $28.97
Total (3).......................      $183,000,000           $9,180,000           $121,674,000          $52,146,000

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting expenses of the Offering, estimated at $500,000, payable by the Company, including expenses of the Selling Stockholders. See "Principal and Selling Stockholders."

(3) A Selling Stockholder has granted the Underwriters a 30-day option to purchase 900,000 additional shares of Common Stock at the same price and subject to the same Underwriting Discount as set forth above, solely to cover over-allotments, if any. If the Underwriters exercise the option in full, the Price to Public will total $210,450,000, Underwriting Discount will total $10,557,000, Proceeds to Company will total $121,674,000 and Proceeds to Selling Stockholders will total $78,219,000. See "Underwriting."
                           --------------------------

    The shares of Common Stock are offered subject to prior sale when, as and if delivered to and accepted by the Underwriters, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify said offer and to reject orders in whole or in part. It is expected that delivery of the Common Stock will be made on or about January 29, 1997 at the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.
                           --------------------------

BEAR, STEARNS & CO. INC.

           KEEFE, BRUYETTE & WOODS, INC.

                       MONTGOMERY SECURITIES

                                              PRUDENTIAL SECURITIES INCORPORATED

                                JANUARY 23, 1997

                                     [LOGO]
                                                                            -TM-

                                   ---------

    CERTAIN INFORMATION CONTAINED IN THIS PROSPECTUS CONSTITUTES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. THE STATEMENTS IN "RISK FACTORS" OF THIS PROSPECTUS CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES, WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS.
                            ------------------------

    THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                            ------------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS, IF ANY, OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE EXCHANGE ACT. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS. IN ADDITION TO OTHER INFORMATION IN THIS PROSPECTUS, THE FACTORS SET FORTH UNDER "RISK FACTORS" BELOW SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY. UNLESS THE CONTEXT INDICATES OTHERWISE, ALL REFERENCES HEREIN TO THE "COMPANY" REFER TO RAC FINANCIAL GROUP, INC. AND ITS SUBSIDIARIES. EXCEPT AS OTHERWISE NOTED HEREIN, ALL INFORMATION IN THIS PROSPECTUS RELATING TO THE COMPANY'S CAPITAL STOCK HAS BEEN ADJUSTED TO REFLECT COMMON STOCK SPLITS OF 67-FOR-ONE AND TWO-FOR-ONE IN JULY 1995 AND NOVEMBER 1996, RESPECTIVELY. UNLESS THE CONTEXT INDICATES OTHERWISE, (I) ALL REFERENCES TO THE COMPANY'S ORIGINATION OF STRATEGIC LOANS INCLUDES BULK PURCHASES OF LOANS ("BULK LOANS"), (II) ALL REFERENCES HEREIN TO "COMMON STOCK" INCLUDE THE COMPANY'S NON-VOTING COMMON STOCK (AS HEREINAFTER DEFINED), AND (III) THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE OVER-ALLOTMENT OPTION GRANTED TO THE UNDERWRITERS WILL NOT BE EXERCISED.

                                  THE COMPANY

    RAC Financial Group, Inc. is a specialized consumer finance company that operates under the trade name FIRSTPLUS. The Company originates, purchases, services and sells consumer finance receivables, substantially all of which are debt consolidation or home improvement loans secured primarily by second liens on real property. The Company offers uninsured home improvement and uninsured debt consolidation loans ("Conventional Loans") and to a lesser extent partially insured Title I home improvement loans ("Title I Loans"). The Company sells substantially all of its Conventional Loans and Title I Loans that meet its securitization parameters (collectively, the Company's "strategic loans") primarily through its securitization program and retains rights to service these loans. The Company originated and purchased an aggregate of $227.9 million and $1.1 billion of strategic loans in the fiscal years ended September 30, 1995 and 1996, respectively. For fiscal 1995 and 1996, the Company had total revenues of $33.9 million and $198.1 million, respectively, Gain on Sale (as hereinafter defined) of loans, net (but before provision for possible credit losses), of $29.1 million (of which $4.1 million was related to non-strategic loans) and $158.6 million (of which $8.4 million was related to non-strategic loans), respectively, and net income of $5.8 million and $34.2 million, or $0.28 and $1.31 per share on a fully diluted basis, respectively.

    The Company relies principally on the creditworthiness of the borrower for repayment of Conventional Loans. The Company's borrowers typically have limited access to consumer financing for a variety of reasons, primarily insufficient home equity values. The Company uses its own credit evaluation criteria to classify its applicants as "A+" through "D" credits. The Company currently makes loans only to borrowers it classifies as "C+" or better for Conventional Loans and "C" or better for Title I Loans. The Company's credit evaluation criteria include, as a significant component, the credit evaluation scoring methodology developed by Fair, Isaac and Company ("FICO"), a consulting firm specializing in creating default-predictive models through scoring mechanisms. For fiscal 1995 and 1996, 76.7% and 83.2%, respectively, of the Company's Conventional Loan originations were classified by the Company as "B" borrowers or better.

    The Company's principal origination channel is its network of regional independent correspondent lenders. Correspondent lenders tend to be commercial banks, thrifts or finance companies that do not have the infrastructure to hold and service portfolios of Conventional and Title I Loans. The Company's correspondent lenders originate Conventional and Title I Loans using the Company's underwriting criteria and sell these loans to the Company. During fiscal 1995 and 1996, the Company originated loans through correspondent lenders ("Correspondent Loans") of $81.9 million and $1.0 billion, respectively, representing 68.5% and 93.9%, respectively, of the Company's originations of strategic loans during such years (excluding Bulk Loans).

    In early 1996, the Company expanded its efforts to originate loans directly to qualified homeowners ("Direct Loans"). The Company originates Direct Loans through television, radio and direct mail advertising campaigns and referrals from independent home improvement contractors. The Company is pursuing a strategy to increase its Direct Loan originations because the Company believes that Direct Loans should prove to be more profitable and allow the Company to have better control over the quality and size of the Company's production. The Company originated $906,000 and $45.1 million in Direct Loans in fiscal 1995 and 1996, respectively, representing 0.4% and 4.0%, respectively, of the Company's originations of strategic loans during such periods (excluding Bulk Loans).

    The Conventional Loans originated by the Company in fiscal 1995 and 1996 had an average principal amount of approximately $17,426 and $27,671, respectively, and had a weighted average interest rate of 15.1% and 14.5% per annum, respectively. Conventional Loans originated by the Company in fiscal 1995 and 1996 had a weighted average stated maturity of 14.6 years and 18.7 years, respectively, and an average FICO score of 629 and 662, respectively. See "Business--Underwriting." Title I Loans are insured, subject to certain exceptions, for 90% of the principal balance and certain interest costs under the Title I credit insurance program (the "Title I Program") administered by the Federal Housing Administration (the "FHA"). The Title I Loans originated by the Company in fiscal 1995 and 1996 had an average principal amount of approximately $15,160 and $17,414, respectively, and a weighted average interest rate of 14.5% and 13.9% per annum, respectively.

    The Company sells substantially all of the Conventional Loans and Title I Loans it originates and purchases through its securitization program and generally retains rights to service such loans. The Company sold approximately $234.8 million and $723.1 million of strategic loans through securitization transactions during fiscal 1995 and 1996, respectively. The Company earns servicing fees on a monthly basis ranging from 0.75% to 1.00% on the loans it services in the various securitization pools. At September 30, 1996, the principal amount of strategic loans serviced by the Company (the "Serviced Loan Portfolio") was $1.3 billion. The Serviced Loan Portfolio includes strategic loans held for sale and strategic loans that have been securitized and are serviced by the Company (including $68.0 million of loans subserviced by a third party).

    The Company is a Nevada corporation that was formed in October 1994 to combine the operations of SFA: State Financial Acceptance Corporation ("SFAC"), a home improvement lender formed in January 1990, and FIRSTPLUS Financial, Inc. ("FIRSTPLUS Financial"), formerly Remodelers National Funding Corporation, an approved Title I home improvement lender formed in April 1986 (the "Combination"). The Company's principal offices are located at 1250 West Mockingbird Lane, Dallas, Texas 75247, and its telephone number is (214) 630-6006.

                               BUSINESS STRATEGY

    The Company's goal is to become a leading consumer finance company by implementing the following strategies:

    RISK MANAGEMENT. The Company intends to maintain loan underwriting quality by continuing to refine and employ its proprietary scoring technology. The Company expects to add personnel to its loan processing staff and to utilize advancements in computer technology to provide prompt turnaround, efficient underwriting procedures and accurate credit verification. The Company will continue to refine its credit information in order to improve its underwriting and its risk-based pricing models. In addition, by focusing primarily on the creditworthiness of borrowers rather than the collateral, the Company believes that it will be able to differentiate itself from other participants in the market.

    PRODUCT ORIGINATION.  The elements of this strategy include:

    BUILDING A NATIONAL FRANCHISE. The Company intends to develop consumer recognition of the FIRSTPLUS brand name through increased national television and local radio advertising, the use of celebrity spokespersons, such as star quarterback Dan Marino, and through direct mailings and telemarketing.

    EXPANDING DIRECT LOAN ORIGINATION CHANNEL. The Company believes that Direct Loans will become a larger percentage of its originations. In pursuit of that strategy, in November 1995 the Company acquired First Security Mortgage Corp., which the Company operates as its FIRSTPLUS East division ("FIRSTPLUS East"), in May 1996 the Company acquired Mortgage Plus Incorporated, renamed FIRSTPLUS Financial West, Inc. ("FIRSTPLUS West"), and in October 1996 the Company acquired National Loans, Inc. ("National"), a personal consumer loan company, each of which has certain direct-to-consumer lending capabilities.

    DEVELOPING THE PERSONAL CONSUMER FINANCE BUSINESS. Through the acquisition of personal consumer loan companies, such as National, the Company will seek to acquire retail branch locations from which it can originate personal consumer loans and strategic loans and develop brand name recognition.

    MITIGATING NEGATIVE CASH FLOW. The Company expects to increase its interest income and, therefore, reduce the amount of cash used in its operating activities by maintaining a significant quantity of loans on its balance sheet as "loans held for sale, net" and by acquiring and/or developing companies in related businesses that generate positive cash flow.

    INCREASING THE CORRESPONDENT LENDER NETWORK. The Company intends to further develop its Correspondent Loan business by increasing its network of regional independent correspondent lenders.

    HIRING EXPERIENCED MANAGEMENT. In order to effectively manage its growth, the Company intends to continue to pursue the hiring of experienced personnel to expand its marketing, underwriting and servicing capabilities.

                                  THE OFFERING

Common Stock offered by:

  The Company..........................  4,200,000 shares

  The Selling Stockholders.............  1,800,000 shares

Common Stock to be outstanding after
  the Offering.........................  33,770,688 shares (1)

Use of Proceeds........................  To reduce outstanding indebtedness, to fund loan originations and for general corporate purposes.
                                         See "Use of Proceeds."

Nasdaq National Market Symbol..........  "RACF"

------------------------

(1) Excludes an aggregate of 7,013,471 shares of Common Stock issuable upon exercise of presently outstanding options and warrants and upon conversion of the Company's 7.25% Convertible Subordinated Notes due 2003 (the "Convertible Notes"). See "--Recent Developments--Recent Financial Results," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," and "Management--Stock Option Plan," "--Stock Option Plan" and "--Nonemployee Director Stock Option Plan."

                                  RISK FACTORS

    Prospective investors should carefully consider the information set forth under the caption "Risk Factors" and all other information set forth in this Prospectus before making any investment in the Common Stock.

                         SUMMARY FINANCIAL INFORMATION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following table sets forth historical summary financial information of the Company as of the dates and for the periods indicated. In May 1996, the Company acquired FIRSTPLUS West in a transaction accounted for as a pooling of interests. As a result of the pooling, the historical financial information of the Company has been restated to include the financial information of FIRSTPLUS West. The financial information for FIRSTPLUS West included in the three years ended September 30, 1995, reflects information for FIRSTPLUS West's three fiscal years ended April 30, 1995. The financial information for the fiscal year ended September 30, 1996 has been recast to conform to the Company's fiscal year end. See Note 1 to the consolidated financial statements of the Company.

                                                                             YEAR ENDED SEPTEMBER 30,
                                                                --------------------------------------------------
                                                                   1993         1994         1995         1996
                                                                -----------  -----------  -----------  -----------
INCOME STATEMENT DATA:
Revenues:
  Gain on sale of loans, before sharing.......................  $    17,115  $    27,671  $    40,112  $   159,175
  Sharing arrangements(1).....................................      --           --           (10,999)        (536)
                                                                -----------  -----------  -----------  -----------
    Gain on sale of loans, net(2)(3)..........................       17,115       27,671       29,113      158,639
  Interest income.............................................          145        1,845        2,860       25,727
  Servicing income............................................      --                72        1,049        4,008
  Other income................................................           54          252          873        9,683
                                                                -----------  -----------  -----------  -----------
    Total revenues............................................       17,314       29,840       33,895      198,057
Expenses:
  Other.......................................................        9,925       24,560       19,733       83,232
  Provision for possible credit losses........................            0          125        4,420       59,644
                                                                -----------  -----------  -----------  -----------
Total expenses................................................        9,925       24,685       24,153      142,876
                                                                -----------  -----------  -----------  -----------
Income before income taxes....................................        7,389        5,155        9,742       55,181
Provision for income taxes....................................      --           --            (3,903)     (20,969)
                                                                -----------  -----------  -----------  -----------
Net income(3).................................................  $     7,389  $     5,155  $     5,839  $    34,212
                                                                -----------  -----------  -----------  -----------
                                                                -----------  -----------  -----------  -----------

PER SHARE DATA:
Net income per share of Common Stock(3)(4):
  Primary.....................................................  $      0.47  $      0.31  $      0.28  $      1.35
                                                                -----------  -----------  -----------  -----------
                                                                -----------  -----------  -----------  -----------
  Fully diluted...............................................  $      0.47  $      0.31  $      0.28  $      1.31
                                                                -----------  -----------  -----------  -----------
                                                                -----------  -----------  -----------  -----------
Weighted average common and common equivalent shares
  outstanding:
  Primary.....................................................   15,596,874   16,276,874   20,296,874   25,358,162
                                                                -----------  -----------  -----------  -----------
                                                                -----------  -----------  -----------  -----------
  Fully diluted...............................................   15,596,874   16,276,874   20,296,874   26,353,526
                                                                -----------  -----------  -----------  -----------
                                                                -----------  -----------  -----------  -----------

                                                                                           SEPTEMBER 30, 1996
                                                                                        -------------------------
                                                                                         ACTUAL    AS ADJUSTED(5)
                                                                                        ---------  --------------
BALANCE SHEET DATA:
Loans held for sale, net..............................................................  $ 430,812    $  430,812
Excess servicing receivable...........................................................    187,230       187,230
Total assets..........................................................................    710,384       771,558
Warehouse financing facilities........................................................    354,481       294,481
Warehouse Lender Term Line............................................................     57,465        57,465
Subordinated notes payable to affiliates..............................................      7,003         7,003
Convertible Notes(6)..................................................................    100,000       100,000
Allowance for possible credit losses on loans sold....................................     54,257        54,257
Total liabilities.....................................................................    615,815       555,815
Stockholders' equity..................................................................     94,569       215,743

                                                                                             YEAR ENDED SEPTEMBER
                                                                                                     30,
                                                                                            ----------------------
                                                                                              1995        1996
                                                                                            ---------  -----------
OPERATING DATA:
Strategic Loans originated or purchased:
  Correspondent Loans.....................................................................  $  81,866  $ 1,022,801
  Direct Loans............................................................................        906       45,115
  Other(7)................................................................................    145,163       57,863
                                                                                            ---------  -----------
    Total.................................................................................  $ 227,935  $ 1,125,779
                                                                                            ---------  -----------
                                                                                            ---------  -----------
Non-strategic loans originated(8).........................................................  $  83,423  $   382,171
                                                                                            ---------  -----------
                                                                                            ---------  -----------
Strategic loans sold through securitization:
  Conventional Loans......................................................................  $  59,662  $   633,252
  Title I Loans...........................................................................    175,088       89,888
                                                                                            ---------  -----------
    Total.................................................................................  $ 234,750  $   723,140
                                                                                            ---------  -----------
                                                                                            ---------  -----------
  Number of states where loans are originated or purchased (at year end)..................         42           45
  Number of branches (at year end)........................................................         37           50

Serviced Loan Portfolio (at year end)(9)..................................................  $ 238,584  $ 1,267,147
                                                                                            ---------  -----------
                                                                                            ---------  -----------
Delinquent loans as a percentage of the Serviced Loan Portfolio (at year end):
  31-60 days..............................................................................        1.8%         0.8%
  61-90 days..............................................................................        0.7          0.4
  91 days and over........................................................................        2.2          1.5
                                                                                            ---------  -----------
    Total.................................................................................        4.7%         2.7%
                                                                                            ---------  -----------
                                                                                            ---------  -----------

                                                                    YEAR ENDED DECEMBER 31,
                                                           -----------------------------------------   YEAR ENDED SEPTEMBER 30,
                                                             1993 (10)      1994 (10)       1995                 1996
                                                           -------------  -------------  -----------  ---------------------------
LOSS AND DEFAULT DATA:
Net losses as a percentage of the average Serviced Loan
  Portfolio(11)..........................................        0.39%          0.44%         0.04%                0.12%
Defaults as a percentage of the average Serviced Loan
  Portfolio(11)..........................................        2.04%          2.64%         0.69%                1.29%

--------------------------

(1) The Company contractually agreed to share in gain on sale of loans, net, with Residential Funding Corporation (the "Warehouse Lender"), as a condition of obtaining certain financing facilities and also with Farm Bureau Life Insurance Company ("Farm Bureau").

(2) The Company's gain on sale of loans, net ("Gain on Sale"), with respect to securitizations, is equal to the present value of the Company's portion of the expected future excess cash flow to be received on the loans sold through securitization transactions, in excess of securitization costs and net premiums paid, net of sharing, but before the Company's provision for possible credit losses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Relationships and Related Party Transactions--Relationship with Farm Bureau."

(3) Excluding the effect of the pooling of interests with FIRSTPLUS West, Gain on Sale of loans, net, was $439,000, $2.1 million, $25.1 million and $149.4 million for fiscal 1993, 1994, 1995 and 1996, respectively. Excluding the effect of the pooling of interests with FIRSTPLUS West, the Company experienced a loss of $180,000 and $647,000 for fiscal 1993 and 1994, respectively, and earned $6.9 million and $34.3 million, or $0.36 and $1.35 per share on a fully diluted basis, for fiscal 1995 and 1996, respectively. See Note 1 to the consolidated financial statements of the Company.

(4) Net income per share of Common Stock is computed by dividing net income, less accrued and unpaid dividends on preferred stock (the balance of which was redeemed in connection with the Company's initial public offering in February 1996), by the weighted average common and common equivalent shares outstanding.

(5) As adjusted to give effect to the sale of the shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds to the Company therefrom as described under "Use of Proceeds." The amounts presented do not reflect additional borrowings or conversions of Convertible Notes since September 30, 1996. See "Capitalization."

(6) The presentation of the Convertible Notes does not reflect discounts and commissions incurred in connection with the sale thereof.

(7) Consists of Bulk Loans and loans originated through independent home improvement contractors ("Contractor Loans"). See "Business--Loan Origination Channels."

(8) As a result of the Company's recent acquisitions of FIRSTPLUS West and FIRSTPLUS East, the Company acquired certain loan origination programs that do not directly adhere to the Company's securitization parameters. Consequently, loans originated through such programs ("non-strategic loans") are sold to other lenders on a whole-loan basis with all servicing rights released. The Company plans to convert the non-strategic loan operations to operations that will originate strategic loans that meet the Company's current securitization parameters.

(9) As of September 30, 1996, $68.0 million in Title I Loans in the Serviced Loan Portfolio was subserviced by a third party.

(10) Data presented is for FIRSTPLUS Financial because prior to October 4, 1994 the Company did not have servicing operations and because the servicing operations of FIRSTPLUS West for such periods related primarily to non-strategic loans.

(11) The average Serviced Loan Portfolio is calculated by adding the beginning and ending balances for the periods presented and dividing the sum by two.

                              RECENT DEVELOPMENTS

    RECENT ACQUISITION. On October 1, 1996, FIRSTPLUS Consumer Finance, Inc., a wholly owned subsidiary of the Company, acquired National through an exchange of stock, in a transaction accounted for as a pooling of interests. Because the effects of the pooling are immaterial, the Company does not plan to restate its historical financial statements to account for the acquisition. The financial results of National will be included in the results of the Company from the date of the acquisition. The Company issued 501,996 shares of its Common Stock to the former shareholders of National in the transaction. National is an originator of personal consumer loans and had a net loan portfolio of approximately $15.3 million at the date of acquisition. National is based in Holly Springs, Mississippi, and has a network of 26 consumer finance offices in Mississippi and Tennessee.

    RECENT SECURITIZATION. The Company closed its ninth overall and third public securitization (1996-4) on November 22, 1996. The Company delivered $350.5 million of loans in November with respect to this $400 million securitization.

    RECENT FINANCIAL RESULTS. The following table sets forth (i) certain unaudited summary statement of operations information of the Company for the three-month periods ended December 31, 1995 and 1996, (ii) certain summary balance sheet information for the Company at September 30, 1996 (audited) and December 31, 1996 (unaudited), and (iii) certain unaudited summary loan data for the Company for the last five fiscal quarters.

                                                                             THREE MONTHS ENDED
                                                                                DECEMBER 31,
                                                                          ------------------------
                                                                             1995         1996
                                                                          ----------  ------------
                                                                           (IN THOUSANDS, EXCEPT
                                                                              PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues:
  Gain on sales of loans, net(1)........................................  $   20,273  $     95,848
  Interest income.......................................................       1,767        20,432
  Servicing income......................................................         694         2,908
  Other income..........................................................         734         4,400
                                                                          ----------  ------------
    Total revenues......................................................      23,468       123,588
Expenses:
  Salaries and employee benefits........................................       5,459        14,838
  Interest..............................................................       2,043        13,132
  Other operating expenses..............................................       3,761        21,048
  Provision for possible credit losses..................................       4,649        44,388
                                                                          ----------  ------------
    Total expenses......................................................      15,912        93,406
                                                                          ----------  ------------
Income before income taxes..............................................       7,556        30,182
Provision for income taxes..............................................      (2,871)      (11,469)
                                                                          ----------  ------------
  Net income............................................................  $    4,685  $     18,713
                                                                          ----------  ------------
                                                                          ----------  ------------
PER SHARE DATA:
Net income per share of Common Stock(2):
  Primary...............................................................  $     0.23  $       0.64
                                                                          ----------  ------------
                                                                          ----------  ------------
  Fully diluted.........................................................  $     0.23  $       0.57
                                                                          ----------  ------------
                                                                          ----------  ------------
Weighted average common and common equivalent shares outstanding:
  Primary...............................................................      20,297        29,033
                                                                          ----------  ------------
                                                                          ----------  ------------
  Fully diluted.........................................................      20,297        34,957
                                                                          ----------  ------------
                                                                          ----------  ------------

                                                                   SEPTEMBER 30, 1996  DECEMBER 31, 1996
                                                                   ------------------  -----------------
                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
  Loans held for sale, net.......................................     $    430,812       $     694,816
  Excess servicing receivable....................................          187,230             288,717
  Total assets...................................................          710,384           1,084,146
  Warehouse financing facilities.................................          354,481             628,595
  Term Lines.....................................................           57,465              84,625
  Convertible Notes(3)...........................................          100,000              69,920
  Allowance for possible credit losses on loans sold.............           54,257              92,321
  Total liabilities..............................................          615,815             936,235
  Stockholders' equity...........................................           94,569             147,911

                                                                             QUARTER ENDED
                                                       ----------------------------------------------------------
                                                        12/31/95    3/31/96     6/30/96     9/30/96     12/31/96
                                                       ----------  ----------  ----------  ----------  ----------
                                                                             (IN THOUSANDS)
LOAN PRODUCTION DATA:
Strategic Loans:
Conventional:
  Direct Loans.......................................  $      573  $    4,893  $    8,256  $   30,659  $   63,930
  Contractor Loans...................................       4,290       2,590       1,525         799      --
  Correspondent Loans................................      73,165     100,021     233,343     508,729     549,245
Title I:
  Direct Loans.......................................         111         237         277         109         176
  Contractor Loans...................................       5,023       3,245       3,108         974      --
  Correspondent Loans................................      44,098      19,118      18,672      25,655      33,923
                                                       ----------  ----------  ----------  ----------  ----------
    Subtotal.........................................     127,260     130,104     265,181     566,925     647,274
Bulk Loans...........................................      36,309      --          --          --          --
                                                       ----------  ----------  ----------  ----------  ----------
    Total Strategic Loan Production..................     163,569     130,104     265,181     566,925     647,274
  Non-strategic Loans................................      61,424     141,129     118,325      61,293      37,158
                                                       ----------  ----------  ----------  ----------  ----------
    Total Loan Production............................  $  224,993  $  271,233  $  383,506  $  628,218  $  684,432
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------

                                                                                                         QUARTER ENDED
                                                                                                          DECEMBER 31,
                                                                                                    ------------------------
                                                                                                       1995         1996
                                                                                                    -----------  -----------
SERVICED LOAN PORTFOLIO DATA:
Deliquent loans as a percentage of loans serviced (period end) 30 days and over...................        4.0%         2.7%
Defaults as a percentage of average quarterly portfolio balance(4)................................        0.7%         0.3%

------------------------------
(1) The Company's Gain on Sale, with respect to securitizations, is equal to the present value of the Company's portion of the expected future excess cash flow to be received in the loans sold through securitization transactions, in excess of securitization costs and net premiums paid, net of sharing, but before the Company's provision for possible credit losses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Relationships and Related Party Transactions--Relationship with Farm Bureau."
(2) Net income per share of Common Stock is computed by dividing net income, less accrued and unpaid dividends on preferred stock (the balance of which was redeemed in connection with the Company's initial public offering in February 1996), by the weighted average common and common equivalent shares outstanding. Fully diluted earnings per common share for the quarter ended December 31, 1996, reflects one-time after tax charges of (i) $1.1 million ($1.8 million pre-tax), or $0.03 per fully diluted common share, to induce holders of Convertible Notes to convert their notes into Common Stock, and
    (ii) $620,000 ($1.0 million pre-tax), or $0.02 per fully diluted common share, to cover certain expected costs related to the anticipated relocation within Dallas, Texas of the Company's headquarters. Without these charges, the Company's earnings for the quarter would have been $20.4 million, or $0.62 per fully diluted common share.
(3) The presentation of the Convertible Notes does not reflect discounts and commissions incurred in connection with the sale thereof.
(4) A loan is defaulted when management deems that the loan is no longer collectible. Generally this occurs after 180 days of delinquency.

                                  RISK FACTORS

    AN INVESTMENT IN THE COMMON STOCK INVOLVES CERTAIN RISKS. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

LIQUIDITY AND CAPITAL RESOURCES

    LIQUIDITY. As a result of the Company's increasing volume of loan originations and purchases, and its expanding securitization activities, the Company has operated, and expects to continue to operate, on a negative operating cash flow basis, which is expected to increase as the volume of the Company's loan purchases and originations increases and its securitization program grows. The Company's primary operating cash requirements include the funding of (i) loan originations and loan purchases, (ii) reserve accounts, overcollateralization requirements, fees and expenses incurred in connection with its securitization program, (iii) tax payments due on the Company's taxable net income, (iv) television, radio and direct mail advertising and other marketing expenses, and (v) administrative and other operating expenses.

    The Company's operations provided $5.0 million and $3.7 million of cash in fiscal 1993 and fiscal 1994, respectively, and used $25.7 million and $496.7 million of cash in fiscal 1995 and 1996, respectively. In fiscal 1995 and 1996, the Company funded its cash requirements from borrowings under its warehouse facilities, $62.5 million of long-term borrowings under its $70 million term line (the "Warehouse Lender Term Line") with the Warehouse Lender, the issuance of $7.0 million of 12% subordinated notes due March 31, 2000 (the "Subordinated Notes"), $5.5 million of short-term borrowings from Farm Bureau, $51.2 million of net proceeds from the Company's initial public offering, and $96.9 million of net proceeds from the Company's sale of the Convertible Notes. The Company's term financing facilities consist of (i) the $70 million Warehouse Lender Term Line, which expires in March 1997, (ii) a $75 million line with Bear Stearns Home Equity Trust 1996-1 (the "Bear Stearns Term Line"), which expires in November 1998, and (iii) a $100 million line with PaineWebber Real Estate Securities Inc. (the "PaineWebber Term Line"), which has no stated maturity. The Company's warehouse financing facilities consist of (i) a $130 million warehouse line with the Warehouse Lender (the "Warehouse Lender Facility"), which matures in March 1997, (ii) a $110 million warehouse facility (the "Bank One Facility") with Bank One, Texas, N.A. ("Bank One") and Guaranty Federal Bank, F.S.B., which matures in October 1997, (iii) a $500 million master repurchase facility with Bear Stearns Home Equity Trust 1996-1 (the "Bear Stearns Facility"), which matures in May 1997, (iv) a $400 million repurchase facility with PaineWebber Real Estate Securities Inc. ("PaineWebber Facility"), which has no stated maturity, and (v) two other smaller facilities totaling $70 million. There can be no assurance that, as the Company's existing lending arrangements mature, the Company will have access to the financing necessary for its operations and its growth plans or that such financing will be available to the Company on favorable terms. To the extent the Company is unable to renew existing warehouse facilities or arrange additional or new warehouse lines of credit, the Company may have to curtail loan origination and purchasing activities, which could have a material adverse effect on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    NEED FOR ADDITIONAL FINANCING. The Company requires substantial capital to fund its operations. Consequently, the Company's operations and its ability to grow are affected by the availability of financing and the terms thereof. Currently, the Company funds substantially all of its originations and operations through the Bank One Facility, the Bear Stearns Facility, the Warehouse Lender Facility, the PaineWebber Facility, the Warehouse Lender Term Line, the Bear Stearns Term Line and the PaineWebber Term Line. At September 30, 1996, $354.5 million was outstanding under the Company's warehouse facilities (excluding the PaineWebber Facility) and $57.5 million was outstanding under the Warehouse Lender Term Line. At such date, $198.1 million was available for borrowing under the warehouse facilities, a substantial portion of which has subsequently been drawn. Based on the rate of growth of the Company's originations in the recent past, the Company anticipates that it will need to arrange additional warehouse lines of credit or other financing sources within the next 90 days in order to maintain its historical growth rates. The Company is currently negotiating for increased and/or new warehouse facilities; however, the Company has no commitments for such increased and/or additional financings, and there can be no assurance that the Company will be successful in consummating such financing transactions in the future or on terms the Company would consider to be favorable. If the Company is unable to arrange new warehouse lines of credit or other financing sources, the Company may have to curtail its loan origination and purchasing activities, which could have a material adverse effect on the Company's results of operations and financial condition.

    DEPENDENCE ON SECURITIZATION TRANSACTIONS. Since the beginning of fiscal 1995, the Company has utilized a securitization program that involves the periodic pooling and sale of its strategic loans. The securitization proceeds have historically been used to repay borrowings under warehouse facilities, thereby making such warehouse facilities available to finance the origination and purchase of additional strategic loans. There can be no assurance that, as the Company's volume of loans originated or purchased increases and other new products available for securitization increases, the Company will be able to securitize its loan production efficiently. In addition, the securitization market for many types of assets is relatively undeveloped and may be more susceptible to market fluctuations or other adverse changes than more developed capital markets. Securitization transactions may be affected by a number of factors, some of which are beyond the Company's control, including, among other things, conditions in the securities markets in general, conditions in the asset-backed securitization market and the conformity of loan pools to rating agency requirements and to the extent that monoline insurance is used, the requirements of such insurers. Adverse changes in the secondary market could impair the Company's ability to originate, purchase and sell loans on a favorable or timely basis. In addition, the Company's securitizations typically utilize credit enhancements in the form of financial guaranty insurance policies in order to achieve better credit ratings. Failure to obtain acceptable rating agency ratings or insurance company credit enhancements could decrease the efficiency or affect the timing of future securitizations. The Company intends to continue public or private securitizations of its loan pools on a quarterly basis. Any delay in the sale of a loan pool beyond a quarter-end would substantially reduce and may eliminate the Gain on Sale in the given quarter and would likely result in losses for such quarter being reported by the Company. If the Company were unable to securitize loans due to changes in the secondary market or the unavailability of credit enhancements, the Company's growth would be materially impaired and the Company's results of operations and financial condition would be materially adversely affected. See "Business--Securitization."

    RISKS ASSOCIATED WITH LOANS HELD FOR SALE. In order to increase its interest income and, therefore, reduce the amount of cash used in the Company's operating activities, in the third quarter of fiscal 1996 the Company began to implement a strategy of maintaining a significant quantity of loans on its balance sheet as "loans held for sale, net." At September 30, 1994, 1995 and 1996, loans held for sale were $6.1 million, $19.4 million and $430.8 million, respectively. During fiscal 1994 and 1995, loans were held an average of one month before their sale. In fiscal 1996, this average holding period increased to two months. The Company expects this holding period to increase to 180 days during fiscal 1997, and it could exceed one year thereafter.

    The interest rate on loans originated and purchased by the Company are fixed at the time the Company issues a loan commitment. In addition, the interest rates on the Company's loans are fixed, and the Company's loan financing facilities all bear floating interest rates. See "--Sensitivity to Interest Rates." Accordingly, the Company's strategy to increase the dollar amount of loans held for sale and the length of time such loans are held will significantly increase the Company's exposure to interest rate fluctuations and the risks that such fluctuations will result in greater interest expense under warehouse facilities and reduced Gain on Sale resulting from a reduced spread between the interest rates charged to borrowers and the interest rate paid to investors in securitizations. Moreover, in order to manage this increased risk the Company will have to increase its hedging activities, and there can be no assurance that such hedging activities will be successful in managing the risk or will not themselves have a material adverse effect on the

Company's financial condition or results of operations. Further, because the Company's warehouse facilities bear interest at variable rates, the Company has a need for medium- to long-term, fixed rate financing. As a result, there can be no assurance that this strategy will not have a material adverse effect on the Company's financial condition or results of operations.

SENSITIVITY TO INTEREST RATES

    The Company's profitability may be directly affected by fluctuations in interest rates. While the Company monitors interest rates and employs a strategy designed to hedge some of the risks associated with changes in interest rates, no assurance can be given that the Company's results of operations and financial condition will not be adversely affected during periods of fluctuations in interest rates. The Company's interest rate hedging strategy currently includes purchasing put contracts on treasury securities, selling short treasury securities and maintaining a pre-funding strategy with respect to its securitizations. Since the interest rates on the Company's indebtedness used to fund and acquire loans are variable and the rates charged on loans the Company originates and purchases are fixed, increases in the interest rates after loans are originated and prior to their sale could have a material adverse effect on the Company's results of operations and financial condition. In addition, increases in interest rates prior to sale of the loans may reduce the Gain on Sale earned by the Company. The ultimate sale of the Company's loans will fix the spread between the interest rates paid by borrowers and the interest rates paid to investors in securitization transactions (the "Excess Servicing Spread") with respect to such loans, although increases in interest rates may narrow the potential spread that existed at the time the loans were originated or purchased by the Company. A significant, sustained rise in interest rates could curtail the Company's growth opportunities by decreasing the demand for loans at such rates and increasing market pressure to reduce origination fees or servicing spreads. The Company has begun to implement a strategy of maintaining a significant quantity of loans on its balance sheet, thus increasing the length of time that loans are held for sale and materially increasing its interest rate risk.

    The Company's investment in the Excess Servicing Receivable is also sensitive to interest rates. A decrease in interest rates could cause an increase in the rate at which outstanding loans are prepaid, thereby reducing the period of time during which the Company receives the Excess Servicing Spread and other servicing income with respect to such prepaid loans, thereby possibly resulting in accelerated amortization of the Excess Servicing Receivable. Although an increase in interest rates may decrease prepayments, such increase may not offset the higher interest costs of financing the Excess Servicing Receivable. See "--Excess Servicing Receivable Risks" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Certain Accounting Considerations."

CREDIT RISK ASSOCIATED WITH BORROWERS

    Many of the Company's borrowers are consumers who have limited access to consumer financing for a variety of reasons, including insufficient home equity value and, in the case of Title I borrowers, unfavorable past credit experience. The Company is subject to various risks associated with these borrowers, including, but not limited to, the risk that borrowers will not satisfy their debt service payments, including payments of interest and principal, and that the realizable value of the property securing such loans will not be sufficient to repay the borrower's obligation to the Company. The risks associated with the Company's business increase during an economic downturn or recession. Such periods may be accompanied by decreased demand for consumer credit and declining real estate values. Any material decline in real estate values reduces the ability of borrowers to use home equity to support borrowings and increases the loan-to-value ratios of the Company's existing loans, thereby weakening collateral values and increasing the possibility of a loss in the event of default. Furthermore, the rates of delinquencies and foreclosures and the frequency and severity of losses generally increase during economic downturns or recessions. Because the Company lends to borrowers who may be credit-impaired, the actual rates of delinquencies, foreclosures and losses on such loans could be higher under adverse economic conditions than those currently experienced in the consumer finance industry in general. While the Company is experiencing declining delinquency rates on its Serviced Loan Portfolio as a whole, delinquency rates have followed historical trends on a pool-by-pool basis, which trends assume increased rates of delinquencies over time. However, there can be no assurance that delinquency rates will not increase beyond historical trends. In addition, in an economic downturn or recession, the Company's servicing costs will increase. Any sustained period of such increased losses could have a material adverse effect on the Company's results of operations and financial condition.

CREDIT RISK ASSOCIATED WITH HIGH LTV LOANS

    Although the Company's strategic loans are typically secured by real estate, because of the relatively high loan-to-value ratio ("LTV") of most of the Company's loans, in most cases the collateral of such loans will not be sufficient to cover the principal amount of the loans in the event of default. The Company relies principally on the creditworthiness of the borrower and to a lesser extent on the underlying collateral for repayment of the Company's Conventional Loans, and FHA co-insurance with respect to Title I Loans. Consequently, many of the Company's loans equal or exceed the value of the mortgaged properties, in some instances involving LTVs of up to 125%. For fiscal 1995 and 1996, the weighted average LTVs for Conventional Loans increased from 91.7% to 110.6% and for Title I Loans increased from 89.2% to 99.3% (based on the principal amounts outstanding at September 30, 1996), respectively. With respect to many of the Company's loans, LTV determinations are based upon the borrowers' representations as to the value of the underlying property; accordingly, there can be no assurance that such represented values accurately reflect prevailing market prices. With respect to any default, the Company currently evaluates the cost effectiveness of foreclosing on the collateral. To the extent that borrowers with high LTVs default on their loan obligations, the Company is less likely to use foreclosure as a means to mitigate its losses. Under these circumstances, losses would be applied to the Company's allowances for possible credit losses on loans sold and held for sale, except to the extent that Title I Program insurance is available. Such absorption, if in excess of the Company's allowance for such losses, could have a material adverse effect on the Company's financial condition and results of operations, if such losses required the Company to record additional provisions for losses on loans sold. See "Business Servicing Operations--Delinquencies and Foreclosures."

EXCESS SERVICING RECEIVABLE RISKS

    ILLIQUIDITY OF THE EXCESS SERVICING RECEIVABLE. When the Company's loans are pooled and sold in securitization transactions, the Company recognizes Gain on Sale, which constitutes a substantial majority of the Company's revenues. The Company records an asset corresponding to its Gain on Sale (the "Excess Servicing Receivable") on its balance sheet in an initial amount equal to the present value of the Excess Servicing Spread it expects to collect over the life of the securitized loans sold. At September 30, 1996, the Company's balance sheet reflected an Excess Servicing Receivable of approximately $187.2 million. The Company is not aware of an active market for this kind of receivable, and no assurance can be given that the receivable could in fact be sold at its stated value on the balance sheet, if at all.

    In addition, the Gain on Sale is recognized in the period during which loans are sold, while cash payments are received by the Company pursuant to its pooling and servicing agreements and servicing fees are paid to the Company by the securitization trustees over the lives of the securitized loans. This difference in the timing of cash flows could cause a cash shortfall, which may have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    EXCESS SERVICING RECEIVABLE MAY BE OVERSTATED; PROVISION FOR CREDIT LOSSES MAY BE UNDERSTATED. The calculation of Gain on Sale and the valuation of the Excess Servicing Receivable are based on certain management estimates relating to the appropriate discount rate and anticipated average lives of the loans sold. In order to determine the present value of this excess cash flow, the Company currently applies an estimated market discount rate of between 10% and 11% to the expected pro forma gross cash flow calculated utilizing the weighted average maturity of the securitized loans, and currently applies a risk free discount rate of 6.5% to the anticipated losses attendant to this pro forma cash flow stream. Accordingly, the overall effective discount rate utilized on the cash flows, net of expected credit losses is approximately 12.5%. Although the Company records the Excess Servicing Receivable and the related reserve on a gross basis, for purposes of evaluation and comparison, the Company calculates an average net discount rate for the net Excess Servicing Receivable. This is calculated by subtracting the present value of the anticipated losses attributable to loans being securitized and sold from the present value of the expected stream of payments to derive the present value of the net Excess Servicing Receivable. The Company then determines the average discount rate that equates the expected payments, net of expected losses, to the value of the Excess Servicing Receivable, which, with respect to its most recent securitization, is approximately 12.5%. To estimate the anticipated average lives of the loans sold in securitization transactions, management estimates prepayment, default and interest rates on a pool-by-pool basis. If actual experience varies from management estimates at the time loans are sold, the Company may be required to write down the remaining Excess Servicing Receivable through a charge to earnings in the period of adjustment.

    Prepayment rates and default rates may be affected by a variety of economic and other factors, including prevailing interest rates and the availability of alternative financing, most of which are not within the Company's control. A decrease in prevailing interest rates could cause prepayments to increase, thereby requiring a writedown of the Excess Servicing Receivable. Even if actual prepayment rates occur more slowly and default rates are lower than management's original estimates, the Excess Servicing Receivable would not increase.

    Furthermore, management's estimates of prepayment rates and default rates are based, in part, on the historical performance of the Company's Title I Loans. The Company is originating an increasing proportion of Conventional Loans, while historical performance data is based primarily on Title I Loans. In addition, a significant portion of the Company's securitized loans sold were very recently originated or were acquired in bulk purchases. No assurance can be given that these loans, as with any new loan, will perform in the future in accordance with the Company's historical experience. In addition, when the Company introduces new loan products it may have little or no historical experience on which it can base its estimates, and thus its estimates may be less reliable. During the fiscal year ended September 30, 1996, the Company increased its provision for credit losses, $2.5 million of which was taken because the default rate for a pool of Bulk Loans included in the 1995-2 securitization exceeded the estimates made at the time of the securitization and the adjustment was in conformity with the Company's current estimation methodology. There can be no assurance that the Company will not be required in the future to write down its Excess Servicing Receivable in excess of its provision for credit losses. Any such writedown could have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Certain Accounting Considerations" and "Business--Loan Origination Channels."

    FINANCING OF THE EXCESS SERVICING RECEIVABLE. The Company retains significant amounts of Excess Servicing Receivable on its balance sheet. The Company currently does not hedge this asset. The Company finances its Excess Servicing Receivable with term-line borrowings under the Warehouse Lender Term Line, the Bear Stearns Term Line and the PaineWebber Term Line (collectively, the "Term Lines"). Borrowings under the Term Lines bear interest at floating rates. The Company, however, cannot reprice its Excess Servicing Receivable on its balance sheet, which has an expected average life of four to six years. Therefore, the Company remains at risk that its financing sources may increase the interest rates they charge the Company. At September 30, 1996, the Company's balance sheet reflected $187.2 million of Excess Servicing Receivable.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 125 ("FASB 125"), "Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities." FASB 125 addresses the accounting for all types of securitization transactions, securities lending and repurchase agreements, collateralized borrowing arrangements and other transactions involving the transfer of financial assets. FASB 125 distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. FASB 125 is generally effective for transactions that occur after December 31, 1996, and it is to be applied prospectively. FASB 125 will require the Company to allocate the total cost of mortgage loans sold to the mortgage loans sold (servicing released), retained certificates and servicing rights based on their relative values. The Company will be required to assess the retained certificates and servicing rights for impairment based upon the fair value of those rights. The pronouncement also will require the Company to provide additional disclosure about the retained certificates in its securitizations and to account for these assets at fair value in accordance with FASB 115. The Company will apply the new rules prospectively beginning in the first calendar quarter of 1997. There can be no assurance that the implementation by the Company of FASB 125 will not reduce the Company's Gain on Sale of loans in the future or otherwise adversely affect the Company's results of operations or financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Accounting Pronouncements."

ABILITY OF THE COMPANY TO CONTINUE GROWTH STRATEGY; POSSIBLE ADVERSE
  CONSEQUENCES FROM RECENT GROWTH

    The Company's total revenues and net income increased 13.6% and 13.3%, respectively, from fiscal 1994 to fiscal 1995 and 484% and 486%, respectively, from fiscal 1995 to fiscal 1996. Excluding the effects of the pooling of interests with FIRSTPLUS West, total revenues would have increased 1,083.6% from fiscal 1994 to fiscal 1995 and 519.1% from fiscal 1995 to fiscal 1996. Further, excluding the effects of the pooling of interest with FIRSTPLUS West, net income would have increased from a loss of $647,000 in fiscal 1994 to net income of $6.9 million in fiscal 1995 and would have increased by 411.9% from fiscal 1995 to fiscal 1996. The Company does not expect to sustain these growth rates.

    The Company's ability to continue its growth strategy depends on its ability to increase the volume of loans it originates and purchases while successfully managing its growth. This volume increase is, in part, dependent on the Company's ability to procure, maintain and manage its increasingly larger warehouse facilities and lines of credit. In addition to the Company's financing needs, its ability to increase its volume of loans will depend on, among other factors, its ability to (i) offer attractive products to prospective borrowers,
(ii) attract and retain qualified underwriting, servicing and other personnel,
(iii) market its products successfully, especially its new Direct Loan products,
(iv) establish new relationships and maintain existing relationships with independent correspondent lenders in states where the Company is currently active and in additional states and (v) build national brand name recognition. In addition, the Company has recently begun to focus resources on the small loan consumer finance industry. There can be no assurance that the Company will successfully enter or compete in this highly competitive segment of the consumer finance industry.

    In light of the Company's rapid growth, the historical performance of the Company's operations, including its underwriting and servicing operations, which were principally related to origination of Title I Loans, may be of limited relevance in predicting future performance with respect to Conventional Loans, especially debt consolidation loans or personal consumer loans. Any credit or other problems associated with the large number of loans originated in the recent past may not become apparent until sometime in the future. Consequently, the Company's historical results of operations may be of limited relevance to an investor seeking to predict the Company's future performance. In addition, purchases of Bulk Loans require the Company to rely to a certain extent on the underwriting practices of the seller of the Bulk Loans. Although the Company has its own review process when purchasing Bulk Loans, the Company occasionally must rely upon the underwriting standards of the originator, which standards may not be as rigorous as the Company's. See "Business--Loan Origination Channels."

    The Company's ability to successfully manage its growth as it pursues its growth strategy will be dependent upon, among other things, its ability to (i) maintain appropriate procedures, policies and systems to ensure that the Company's loans have an acceptable level of credit risk and loss, (ii) satisfy its need for additional short-term and long-term financing, (iii) manage the costs associated with expanding its infrastructure, including systems, personnel and facilities, and (iv) continue operating in competitive, economic, regulatory and judicial environments that are conducive to the Company's business activities. In order to support the growth of its business, the Company is pursuing the purchase and sale-leaseback of a significantly larger headquarters building in Dallas, Texas. See "Business--Properties." The Company's requirement for additional operating procedures, personnel and facilities is expected to continue over the near term. The Company is absorbing the effects of the implementation of new computer hardware and software to manage its business operations, and it plans to continue to procure hardware and software that require additional corresponding investments in training and education. The Company's significant growth has placed substantial new and increased pressures on the Company's personnel. There can be no assurance that the addition of new operating procedures, personnel and facilities together with the Company's enhanced information systems, will be sufficient to enable it to meet its current operating needs. Changes in the Company's ability to obtain or maintain any or all of these factors or to successfully manage its growth strategy could have a material adverse effect on the Company's operations, profitability and growth. See "Business--Business Strategy" and "Business--Loan Origination Channels."

CONSOLIDATION OF OPERATIONS OF ACQUISITIONS

    Since November 1995, the Company has acquired FIRSTPLUS West, FIRSTPLUS East and National and intends to acquire additional companies in the consumer finance industry. The Company must successfully integrate the management, marketing, products and systems associated with its acquisitions if the Company is to make current or prospective acquisitions financially successful. In addition, the Company's strategy of acquiring personal consumer loan companies, such as National, involves introducing the Company's strategic loan products, which are very different from the type of loans such companies now originate, into this origination channel. Acquisitions may produce excess costs and may become significant distractions to management if they are not timely integrated. There can be no assurance that future acquisition opportunities will become available, that such future acquisitions can be accomplished on favorable terms or that such acquisitions, if any, will result in profitable operations in the future or can be integrated successfully with the Company's existing business.

CONCENTRATION OF OPERATIONS IN CALIFORNIA

    Approximately 59.2% of the loans in the Serviced Loan Portfolio at September 30, 1996 were secured by subordinate liens on residential properties located in California. Consequently, the Company's results of operations and financial condition are dependent upon general trends in the California economy and its residential real estate market. California has experienced an economic slowdown or recession over the last several years, which has been accompanied by a sustained decline in the California real estate market. Such a decline may adversely affect the values of properties securing the Company's loans, such that the principal balances of such loans, together with any primary financing on the mortgaged properties, may further increase LTVs, making the Company's ability to recoup losses in the event of a borrower's default extremely unlikely. In addition, California historically has been vulnerable to certain risks of natural disasters, such as earthquakes and erosion-caused mudslides, which are not typically covered by the standard hazard insurance policies maintained by borrowers. Uninsured disasters may adversely impact borrowers' ability to repay loans made by the Company, which could have a material adverse effect on the Company's results of operations and financial condition.

COMPETITION

    The consumer finance market is highly competitive and fragmented. The Company competes with a number of finance companies that provide financing to individuals who may not qualify for traditional financing. To a lesser extent, the Company competes, or will compete, with commercial banks, savings and loan associations, credit unions, insurance companies and captive finance arms of major manufacturing companies that currently tend to apply more traditional lending criteria. In addition, in recent months, several companies have announced loan programs that will compete directly with the Company's loan products, particularly its Conventional Loans. Many of these competitors or potential competitors are substantially larger and have significantly greater capital and other resources than the Company. In fiscal 1995 and 1996, approximately 68.5% and 93.9%, respectively, of the Company's loans originated (excluding Bulk Loans) were Correspondent Loans, which are expected to remain a significant part of the Company's loan production program. As a purchaser of Correspondent Loans, the Company is exposed to fluctuations in the volume and price of Correspondent Loans resulting from competition from other purchasers of such loans, market conditions and other factors. In addition, the Federal National Mortgage Association ("Fannie Mae") has purchased and is expected to continue to purchase significant volumes of Title I Loans on a whole-loan basis. Purchases by Fannie Mae could be made from sources from which the Company also purchases loans. To the extent that purchasers of loans, such as Fannie Mae, enter or increase their purchasing activities in the markets in which the Company purchases loans, competitive pressures may decrease the availability of loans or increase the price the Company would have to pay for such loans, a phenomenon that has occurred with respect to Title I Loans. In addition, increases in the number of companies seeking to originate loans tends to lower the rates of interest the Company can charge borrowers, thereby reducing the potential value of subsequently earned Gains on Sales of loans. To the extent that any of these lenders or Fannie Mae significantly expand their activities in the Company's market, or to the extent that new competitors enter the market, the Company's results of operations and financial condition could be materially adversely affected. See "Business--Competition."

CONCENTRATION OF CORRESPONDENT LENDERS

    Approximately 79.8% and 48.6% of the loans purchased from correspondent lenders by the Company during fiscal 1995 and 1996, respectively, were originated through the Company's ten largest independent correspondent lenders. The Company believes that it is possible for its dependence on a small number of independent correspondent lenders to continue for the foreseeable future as the Company focuses extensively on originating Direct Loans. Correspondent lenders are not contractually bound to sell loans to the Company, and, therefore, are able to sell their loans to others or to undertake securitization programs of their own. To the extent that the Company is no longer able to purchase or originate loans from these significant independent correspondent lenders, this could have a material adverse effect on the Company's results of operations and financial condition.

LIMITED OPERATING HISTORY

    The Company was formed in 1994 to combine the operations of FIRSTPLUS Financial and SFAC. The Combination involved the integration of the operations of two companies that previously operated independently. Consequently, the Company has a limited operating history under its new corporate structure upon which prospective investors may base an evaluation of its performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-- Combination."

DELINQUENCIES; RIGHT TO TERMINATE SERVICING; NEGATIVE IMPACT ON CASH FLOW

    On September 30, 1996, approximately 70% (by dollar volume) of the Serviced Loan Portfolio consisted of loans securitized by the Company and sold to grantor or owner trusts. The Company's form of pooling and servicing agreement with each of these trusts provides that the trustee of the related trust may terminate the Company's servicing rights if certain delinquency or loss standards are not met. As of September 30, 1996, none of the pools of securitized loans exceeded the foregoing delinquency standards and no servicing rights had been terminated. However, there can be no assurance that delinquency rates with respect to Company-sponsored securitized loan pools will not exceed this rate in the future and, if exceeded, that servicing rights will not be terminated, which would have a material adverse effect on the Company's result of operations and financial condition.

    The Company's cash flow can also be adversely impacted by high delinquency and default rates in its grantor and owner trusts. Generally, provisions in the pooling and servicing agreement have the effect of requiring the overcollateralization account, which is funded primarily by the excess servicing on the loans held in the trust, to be increased up to approximately two and one-half times the level otherwise required when the delinquency and the default rates exceed various specified limits. As of September 30, 1996, the Company was required to maintain $26.3 million in reserve accounts. Of such amount, the Company was required to maintain $291,761 in reserve accounts, with respect to one securitization trust, in excess of the amount that would have been required to be maintained if the applicable delinquency rates had been below the specified limit. The reserve account was fully funded as of September 30, 1996.

DEPENDENCE ON TITLE I PROGRAM

    A portion of the Company's business is dependent on the continuation of the Title I Program, which is federally funded. The Title I Program provides that qualifying loans are eligible for FHA insurance, although such insurance is limited. See "Business--Loan Products." From time to time, legislation has been introduced in both houses of the United States Congress that would, among other things, abolish the Department of Housing and Urban Development ("HUD"), reduce federal spending for housing and community development activities and eliminate the Title I Program. Other changes to HUD have been proposed, which, if adopted, could affect the operation of the Title I Program. No assurance can be given that the Title I Program will continue in existence or that HUD will continue to receive sufficient funding for the operation of the Title I Program. Of the loans originated (excluding bulk purchases) by the Company in fiscal 1994, 1995 and 1996, 43.8%, 49.3% and 11.1%, respectively, by principal amount, were Title I Loans. In addition, 63.8% of the Bulk Loans purchased by the Company during fiscal 1995 and 1996 were Title I Loans. Discontinuation of or a significant reduction in the Title I Program or the Company's authority to originate or purchase loans under the Title I Program could have a material adverse effect on the Company's results of operations and financial condition.

IMPACT OF REGULATION AND LITIGATION

    The Company's business is subject to regulation and licensing under various federal, state and local statutes and regulations requiring, among other things, the licensing of lenders, adequate disclosure of loan terms and limitations on the terms and interest rates of consumer loans, collection policies, creditor remedies and other trade practices. An adverse change in these laws or regulations could have an adverse effect on the Company by, among other things, limiting the interest and fee income the Company may generate on existing and additional loans, limiting the states in which the Company may operate or restricting the Company's ability to realize on the collateral securing its loans. See "Business--Regulation."

    Members of Congress and government officials have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of the Company's loans are made to borrowers for the purpose of consolidating consumer debt or financing other consumer needs, the competitive advantages of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits could have a material adverse effect on the demand for loans of the kind offered by the Company, which could have a material adverse effect on the Company's results of operations and financial condition.

    Industry participants are frequently named as defendants in litigation involving alleged violations of federal and state consumer lending laws and regulations, or other similar laws and regulations, as a result of the consumer-oriented nature of the industry in which the Company operates and uncertainties with respect to the application of various laws and regulations in certain circumstances. If a significant judgment were rendered against the Company in connection with any litigation, it could have a material adverse effect on the Company's financial condition and results of operations. See "Business--Regulation" and "Business--Legal Proceedings."

    The Company's loans under the Title I Program are eligible for FHA insurance. The FHA insures 90% of such loans and certain interest costs, provided that the Company has not depleted its loss reserve account established with the FHA and the loans were properly originated according to FHA regulations. The amount of insurance coverage in a lender's FHA loss reserve account is equal to 10% of the original principal amount of all Title I Loans originated and the amount of the reserves for purchased loans reported for insurance coverage by the lender, less the amount of all insurance claims approved for payment in connection with losses on such loans and other adjustments. If at any time claims exceed the loss reserve balance, the remaining Title I Loans will be uninsured. In addition, the Title I Program sets loan origination guidelines that must be satisfied by the lender in connection with the origination of Title I Loans in order for FHA to insure those loans. The Company's failure to comply with such requirements could result in denial of payment by FHA. There can be no assurance that losses will not exceed the Company's loss reserve account or that the Company will not be adversely affected by such defaults. The Company's Conventional Loans are not insured. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations" and "Business--Loan Products."

CONCENTRATION OF VOTING CONTROL IN MANAGEMENT

    Daniel T. Phillips, the Company's President, Chief Executive Officer and Chairman of the Board, and Eric C. Green, the Company's Chief Financial Officer, beneficially own or otherwise control an aggregate of approximately 17.4% and 1.8%, respectively, of the outstanding voting Common Stock. Therefore, Messrs. Phillips and Green are able to exercise significant influence with respect to the election of the entire Board of Directors of the Company and all matters submitted to stockholders. Messrs. Phillips and Green are also able to significantly influence the direction and future operations of the Company, including decisions regarding the issuance of additional shares of Common Stock and other securities. In addition, as long as Messrs. Phillips and Green beneficially own or otherwise control a significant block of issued and outstanding Common Stock of the Company, it will be difficult for third parties to obtain control of the Company through purchases of Common Stock not beneficially owned or otherwise controlled by Messrs. Phillips and Green. See "Principal and Selling Stockholders."

DEPENDENCE ON KEY PERSONNEL

    The Company is dependent upon the continued services of Daniel T. Phillips or Eric C. Green and certain of the Company's other key employees. While the Company believes that it could find replacements for its executive officers and key employees, the loss of their services could have an adverse effect on the Company's operations. Each of the Company's executive officers has entered into an employment agreement with the Company. See "Management--Employment Agreements; Key-Man Life Insurance."

EVENTS OF DEFAULT UNDER CERTAIN FINANCING FACILITIES

    The loss of the services of Daniel T. Phillips as Chief Executive Officer of the Company would constitute an event of default under the Warehouse Lender Facility, which in turn would result in defaults under other indebtedness. Mr. Phillips has entered into an employment agreement with the Company. See "Management--Employment Agreements; Key-Man Life Insurance."

EFFECT OF CERTAIN ANTITAKEOVER PROVISIONS

    Certain provisions of the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation") and Amended and Restated Bylaws (the "Bylaws"), the Nevada General Corporation Law and the Indenture for the Convertible Notes could delay or frustrate the removal of incumbent directors and could make difficult a merger, tender offer or proxy contest involving the Company, even if such events could be viewed as beneficial by the Company's stockholders. For example, the Articles of Incorporation deny the right of stockholders to amend the Bylaws and require advance notice of stockholder proposals and nominations of directors. The Company is also subject to provisions of the Nevada General Corporation Law that prohibit a publicly held Nevada corporation from engaging in a broad range of business combinations with a person who, together with affiliates and associates, owns 10% or more of the corporation's outstanding voting shares (an "interested stockholder") for three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. See "Description of Capital Stock--Certain Charter, Bylaws and Statutory Provisions." In addition, the Indenture for the Convertible Notes provides that in the event of a "change of control" (as defined therein) holders of the Convertible Notes have the right to require that the Company repurchase the Notes in whole or in part.

SHARES ELIGIBLE FOR FUTURE SALE

    As of January 2, 1997, the Company had a total of 29,429,928 shares of Common Stock outstanding. Of these shares, 15,966,482 shares of Common Stock are freely tradeable by persons other than "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act, without restriction under the Securities Act. The remaining shares are "restricted securities" and may not be sold unless they are registered under the Securities Act or sold pursuant to an applicable exemption from registration, including an exemption under Rule 144. Of these restricted securities, 12,653,688 shares became eligible for sale in the open market under Rule 144 commencing in October 1996. Sales of substantial numbers of such shares in public market could adversely affect the market price of the Common Stock. The Company's executive officers, directors and certain stockholders owning an aggregate of approximately 8,268,836 shares of Common Stock have agreed that they will not, without the prior written consent of Bear, Stearns & Co. Inc., directly or indirectly offer to sell, sell or otherwise dispose of any shares of Common Stock owned by them for a period of 90 days after the date hereof. In addition, a Selling Stockholder has executed a lock-up agreement that provides that it will not, without the consent of Bear, Stearns & Co. Inc., directly or indirectly, offer to sell, sell or otherwise dispose of approximately 2.4 million shares of Common Stock owned by it until August 14, 1997. Such Selling Stockholder has granted the Underwriters an option to purchase up to 900,000 of such shares of Common Stock. In consideration of its inclusion in the Offering, such stockholder has agreed to deliver to the Company 165,937 shares of Common Stock for cancellation. Such stockholder transferred
1.2 million shares to a related entity, which shares are restricted securities and will not become eligible for sale in the open market until October 1998. In addition, certain stockholders of the Company have registration rights with respect to the shares of Common Stock owned by them. In that regard, the Company has effective registration statements covering the resale of 250,998 shares of Common Stock by the former shareholders of National and covering 6,134,970 shares of Common Stock issuable in connection with the conversion of the Convertible Notes. See "Description of Capital Stock--Registration Rights" and "Underwriting."

SECURITIES TRADING; POSSIBLE VOLATILITY OF PRICES

    The Common Stock is quoted on the Nasdaq National Market. The market price for shares of Common Stock may be significantly affected by such factors as quarter-to-quarter variations in the Company's results of operations, news announcements or changes in general market or industry conditions.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 4,200,000 shares of Common Stock offered by the Company hereby are estimated to be $121,174,000, after deducting the underwriting discount and estimated offering expenses. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders, including pursuant to the exercise of the over-allotment option granted by a Selling Stockholder. However, in consideration of its inclusion in the Offering as a Selling Stockholder, Farm Bureau has agreed to deliver to the Company 165,937 shares of Common Stock for cancellation. See "Certain Relationships and Related Party Transactions--Relationship with Farm Bureau," "Principal and Selling Stockholders" and "Underwriting."

    Approximately $60.0 million of the net proceeds of the Offering will be used to repay indebtedness outstanding under the Company's various warehouse facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a description of the interest rates and maturity dates of such indebtedness.

    The remaining net proceeds of the Offering will be used to fund loan originations and for general corporate purposes, including contributions to the capital of subsidiaries, additional repayments of indebtedness and possible, future acquisitions. The Company has engaged from time to time in negotiations for acquisitions, primarily on a stock-for-stock basis. The Company has no existing agreements relating to any such acquisitions.

    Pending their ultimate application, the net proceeds from the Offering will be invested in short-term, investment grade, interest-bearing securities and deposit accounts.

                                 CAPITALIZATION

    The following table sets forth, as of September 30, 1996 (i) the actual capitalization of the Company and (ii) the capitalization of the Company as adjusted to give effect to the sale of the shares of Common Stock offered by the Company hereby and the application of the net proceeds to the Company therefrom as described in "Use of Proceeds."

                                                                       SEPTEMBER 30, 1996
                                                                   --------------------------
                                                                     ACTUAL    AS ADJUSTED(1)
                                                                   ----------  --------------
                                                                         (IN THOUSANDS)
WAREHOUSE FACILITIES:
Warehouse financing facilities (2)...............................  $  354,481    $  294,481
                                                                   ----------  --------------
                                                                   ----------  --------------

LONG-TERM DEBT:
Warehouse Lender Term Line.......................................  $   57,465    $   57,465
Notes payable....................................................       1,967         1,967
Subordinated notes payable to related parties....................       7,003         7,003
Convertible Notes (3)............................................     100,000       100,000
                                                                   ----------  --------------
  Total long-term debt...........................................     166,435       166,435

STOCKHOLDERS' EQUITY:
Common Stock, $0.01 par value; 100,000,000 shares authorized;
  22,499,140 shares outstanding; 27,654,140 shares outstanding as
  adjusted (3)(4)................................................         225           276
Non-Voting Common Stock, $0.01 par value; 25,000,000 shares
  authorized; 4,440,676 shares outstanding; 3,485,676 shares
  outstanding as adjusted........................................          44            35
Additional capital...............................................      54,696       175,828
Retained earnings................................................      39,604        39,604
                                                                   ----------  --------------
  Total stockholders' equity.....................................      94,569       215,743
                                                                   ----------  --------------
    Total capitalization.........................................  $  261,004    $  382,178
                                                                   ----------  --------------
                                                                   ----------  --------------

------------------------

(1) Assumes that the estimated net proceeds are applied to pay down $60.0 million under the warehouse facilities.

(2) The Company expects that the outstanding balance under the warehouse facilities will be approximately $750 million at the closing of the Offering.

(3) In December 1996, a holder converted $30.1 million principal amount of Convertible Notes into 1,845,398 shares of Common Stock (based on the conversion price of $16.30 per share), plus approximately $736,000, representing accrued interest from August 20, 1996, and 84,662 additional shares of Common Stock as an incentive for the early conversion of the Convertible Notes.

(4) Excludes an aggregate of 7,013,471 shares of Common Stock issuable upon exercise of outstanding options and warrants and upon conversion of the Convertible Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Management--Stock Option Plan" and "Nonemployee Director Stock Option Plan."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Common Stock has been quoted on the Nasdaq National Market under the symbol "RACF" since the Company's initial public offering in February 1996 at $8.50 per share. The following table sets forth the high and low sales prices of the Common Stock for the periods indicated, as reported by the Nasdaq National Market.

                                                                            HIGH        LOW
                                                                          ---------  ---------
YEAR ENDED SEPTEMBER 30, 1996
Second Quarter (beginning February 1, 1996).............................  $   11.88  $    8.75
Third Quarter...........................................................  $   16.25  $   11.00
Fourth Quarter..........................................................  $   22.88  $   12.44
YEAR ENDING SEPTEMBER 30, 1997
First Quarter...........................................................  $   30.75  $   19.75
Second Quarter (through January 23, 1997)...............................  $   32.50  $   20.50

    On January 23, 1997, the last reported sales price for the Common Stock was $32.00 per share. As of January 2, 1997, the Company had 24,989,252 outstanding shares of Voting Common Stock held by 70 stockholders of record. As of January 2, 1997, the Company had 4,440,676 outstanding shares of Non-Voting Common Stock held by three stockholders of record.

    The Company has never paid, and has no present intention of paying, cash dividends on its Common Stock. The Company currently intends to retain its earnings to finance the growth and development of its business. Any determination in the future to pay dividends will depend on the Company's financial condition, capital requirements, results of operations, contractual limitations and any other factors deemed relevant by the Board of Directors. Under the terms of the Company's warehouse facilities, Term Lines and Subordinated Notes, the Company's ability to pay cash dividends to its stockholders is limited.

                            SELECTED FINANCIAL DATA

    The following table sets forth historical selected financial information of the Company as of the dates and for the periods indicated. The Company was formed by the shareholders and management of SFAC and the parent of FIRSTPLUS Financial to acquire FIRSTPLUS Financial in the Combination, which was accounted for as a purchase of FIRSTPLUS Financial and was consummated on October 4, 1994. In May 1996, the Company acquired FIRSTPLUS West in a transaction accounted for as a pooling of interests. As a result of the pooling, the historical financial information of the Company has been restated to include the financial information of FIRSTPLUS West. The financial information for FIRSTPLUS West included in the three years ended September 30, 1995, reflects information for FIRSTPLUS West's three fiscal years ended April 30, 1995. The financial information for the fiscal years ended September 30, 1996 has been recast to conform to the Company's fiscal year end. See Note 1 to the consolidated financial statements of the Company.

    The income statement and balance sheet data is derived from the consolidated audited financial statements of the Company. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and all of the financial statements and the notes thereto and other financial information included elsewhere in this Prospectus.

                                                                          YEAR ENDED SEPTEMBER 30,
                                                           ------------------------------------------------------
                                                               1993          1994          1995          1996
                                                           ------------  ------------  ------------  ------------
                                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Revenues:
    Gain on sale of loans, before sharing................  $     17,115  $     27,671  $     40,112  $    159,175
    Sharing arrangements(1)..............................       --            --            (10,999)         (536)
                                                           ------------  ------------  ------------  ------------
      Gain on sale of loans, net(2)(3)...................        17,115        27,671        29,113       158,639
    Interest.............................................           145         1,845         2,860        25,727
    Servicing income.....................................       --                 72         1,049         4,008
    Other income.........................................            54           252           873         9,683
                                                           ------------  ------------  ------------  ------------
      Total revenue......................................        17,314        29,840        33,895       198,057
  Expenses:
    Salaries and employee benefits.......................         7,265        17,054        10,110        36,402
    Interest.............................................            28         1,041         2,660        16,892
    Other operating expense..............................         2,632         6,465         6,963        29,938
    Provision for possible credit losses.................       --                125         4,420        59,644
                                                           ------------  ------------  ------------  ------------
      Total expenses.....................................         9,925        24,685        24,153       142,876
                                                           ------------  ------------  ------------  ------------
  Income before income taxes.............................         7,389         5,155         9,742        55,181
  Provision for income taxes.............................       --            --             (3,903)      (20,969)
                                                           ------------  ------------  ------------  ------------
  Net income(3)..........................................  $      7,389  $      5,155  $      5,839  $     34,212
                                                           ------------  ------------  ------------  ------------
                                                           ------------  ------------  ------------  ------------
PER SHARE DATA:
Net income per share of Common Stock(3)(4):
  Primary................................................  $       0.47  $       0.31  $       0.28  $       1.35
                                                           ------------  ------------  ------------  ------------
                                                           ------------  ------------  ------------  ------------
  Fully diluted..........................................  $       0.47  $       0.31  $       0.28  $       1.31
                                                           ------------  ------------  ------------  ------------
                                                           ------------  ------------  ------------  ------------
Weighted average common and common equivalent shares
  outstanding:
  Primary................................................    15,596,874    16,276,874    20,296,874    25,358,162
                                                           ------------  ------------  ------------  ------------
                                                           ------------  ------------  ------------  ------------
  Fully diluted..........................................    15,596,874    16,276,874    20,296,874    26,353,526
                                                           ------------  ------------  ------------  ------------
                                                           ------------  ------------  ------------  ------------

                                                                                           SEPTEMBER 30,
                                                                                  --------------------------------
                                                                                    1994       1995        1996
                                                                                  ---------  ---------  ----------
                                                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
  Loans held for sale...........................................................  $   6,105  $  19,435  $  430,812
  Excess servicing receivable, net..............................................     --         29,744     187,230
  Total assets..................................................................     12,141     61,341     710,384
  Warehouse financing facilities................................................      4,995     18,530     354,481
  Warehouse Lender Term Line....................................................     --          9,249      57,465
  Subordinated notes............................................................     --          8,003       7,003
  Convertible Notes(5)..........................................................     --         --         100,000
  Allowance for possible credit losses on loans sold............................     --          3,907      54,257
  Total liabilities.............................................................      7,821     49,607     615,815
  Stockholders' equity..........................................................      4,321     11,734      94,569

------------------------

(1) The Company contractually agreed to share in Gain on Sale with the Warehouse Lender as a condition of obtaining certain financing facilities and also with Farm Bureau.

(2) Gain on sale of loans, net, is net of sharing arrangements and the premiums related to and costs of securitizations but before the Company's related provision for possible credit losses.

(3) Excluding the effect of the pooling of interests with FIRSTPLUS West, gain on sale of loans, net, was $439,000, $2.1 million, $25.1 million and $149.4 million for fiscal 1993, 1994, 1995 and 1996, respectively. Excluding the effect of the pooling of interests with FIRSTPLUS West, the Company experienced a loss of $180,000 and $647,000 for fiscal 1993 and 1994, respectively, and earned $6.9 million and $34.3 million, or $0.36 and $1.35 per share on a fully diluted basis, for fiscal 1995 and 1996, respectively. See Note 1 to the consolidated financial statements of the Company.

(4) Net income per share of Common Stock is computed by dividing net income, less accrued and unpaid dividends on preferred stock (the balance of which was redeemed in connection with the Company's initial public offering in February 1996), by the weighted average common and common equivalent shares outstanding.

(5) The presentation of the Convertible Notes does not reflect discounts and commissions incurred in connection with the sale thereof.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    The following analysis of the financial condition and results of operations of the Company should be read in conjunction with the preceding "Selected Financial Data." Additionally, the Company's Consolidated Financial Statements and the notes thereto, as well as other data included in this Prospectus, should be read and analyzed in combination with the analysis below.

GENERAL

    The Company is a specialized consumer finance company that originates, purchases, services and sells consumer finance receivables, substantially all of which are home improvement or debt consolidation loans secured primarily by second liens on real property. The Company offers Conventional Loans and Title I Loans to certain qualified borrowers and sells substantially all of such strategic loans primarily through its securitization program, retaining rights to service these loans. The Company originated and purchased an aggregate of $227.9 million and $1.1 billion of strategic loans in the fiscal years ended September 30, 1995 and September 30, 1996, respectively. The Company securitized an aggregate of $234.8 million and $723.1 million of loans in fiscal 1995 and 1996, respectively. The Company also originated $83.4 million and $382.2 million of non-strategic loans in fiscal 1995 and 1996, respectively, which it sold to third-party lenders on a whole-loan basis, with servicing rights released. As of September 30, 1996, the principal amount of loans in the Serviced Loan Portfolio was $1.3 billion.

CERTAIN ACCOUNTING CONSIDERATIONS

    As a fundamental part of its business and financing strategy, the Company sells substantially all of its strategic loans to third-party investors in securitization transactions. In a securitization transaction, loans originated and purchased by the Company are sold to an independent entity, generally a grantor or owner trust, which holds the loans as trustee for third-party investors. The Company retains the right to service the securitized loans or appoint an approved subservicer. In addition, the Company is entitled to receive excess cash flows generated by the securitized loans calculated as the difference between (a) interest at the stated rate paid by borrowers and (b) the sum of (i) pass-through interest paid to third-party investors, (ii) trustee fees, (iii) FHA insurance fees, (iv) third-party credit enhancement fees, (v) normal servicing fees and (vi) loan portfolio losses. The Company's right to receive this excess cash flow stream begins after certain reserve requirements have been met, which are specific to each securitization and are used as a means of credit enhancement. The Company determines the present value of this anticipated revenue stream at the time each securitization transaction closes utilizing valuation assumptions appropriate for each particular transaction and records it as an asset called Excess Servicing Receivable. The significant assumptions are generally related to the anticipated average lives of the loans sold and the anticipated credit losses related thereto. In order to determine the present value of this excess cash flow, the Company currently applies an estimated market discount rate of between 10% and 11% to the expected pro forma gross cash flow calculated utilizing the weighted average maturity of the securitized loans, and currently applies a risk free discount rate of 6.5% to the anticipated losses attendant to this pro forma cash flow stream (the "Allowance for Possible Credit Losses on Loans Sold"). Accordingly, the overall effective discount rate utilized on the cash flows, net of expected credit losses is approximately 12.5%. As of September 30, 1996, the Company's Excess Servicing Receivable was $187.2 million, and its Allowance for Possible Credit Losses on Loans Sold was $54.3 million, or approximately 29.0% of the Company's Excess Servicing Receivable. The present value of the Company's portion of the expected future excess cash flow to be received on loans sold through securitization transactions, in excess of securitization costs and net premiums paid, is recorded as Gain on Sale of loans revenue, and the discounted value of the anticipated losses is recorded as provision for possible credit losses, in the period during which the securitization occurs. "Gain on Sale of loans, net" refers to Gain on Sale of loans less any sharing arrangements, but before any provision for possible credit losses.

    With respect to the calculation of the gross charge-off rate for a particular securitization pool, the Company, in part, utilizes the FICO scores of that securitization pool to measure the creditworthiness of the borrowers whose loans are included in the pool. The Company's securitization pool score distribution typically falls between 590 and 750 with a weighted average pool score of between 650 and 680. A FICO score of 590 or below will generally constitute a borrower that the Company classifies as a "D" credit with an estimated average annual default rate of 4.0% or more, and a FICO score of approximately 680 or better will generally constitute a borrower that the Company classifies as an "A" credit with an estimated average annual default rate of 1.2% or less. The Company estimates default rates for FICO scores based on historical loan performance and other data available to the Company. The Company has developed historical default rates for its borrowers based on each ten point increment of the FICO score range. Using the expected default rate for each ten point FICO score interval for each securitization, the Company estimates the default rate for the borrowers in the securitized pool. When valuing the Excess Servicing Receivable attributable to these securitizations, the Company assumes that its securitization pools will produce annual default rates that correspond to the historical default rates for the FICO score ranges associated with the individual pools, adjusted for accelerated levels of defaults for loan pools with FICO scores lower than 620 and for seasoned loans that have little or no increase in the frequency of defaults.

    In its estimates of annual default rates and total delinquencies, the Company utilizes assumptions that it believes are reasonable. During fiscal 1996, the Company recognized a provision for losses on loans sold of between 4.5% and 10.2%. The Company estimates annual default rates and total delinquencies based upon FICO scores, the life of the loans and mix of Title I Loans to Conventional Loans in the securitization. To more accurately reflect the timing of the actual loan default rates and the impact of the defaults on the overall prepayment rates, the Company began utilizing default curves beginning in the 1996-3 securitization rather than assuming defaults occur in a straight line manner over time. The use of the default curves does not impact the estimated total amount of defaults in a securitization, only the timing of when such defaults will occur. As of September 30, 1996, the Allowance for Possible Credit Losses on Loans Sold equaled $54.3 million, or 29.0% of the Company's Excess Servicing Receivable. The Company believes that this allowance is adequate to cover anticipated losses. The Company also estimates total delinquencies (i.e., loans more than 30 days past due) to average 6% to 9% over the life of each securitization.

    As of September 30, 1996, the allowance for possible credit losses on the loans held for sale equaled $6.5 million, or 1.5% of the Company's $430.8 million portfolio of loans held for sale. The Company nets this allowance against its loans held for sale on the balance sheet. The Company believes this allowance is adequate to cover anticipated losses.

    The annual prepayment rate of the securitized loans is a function of full and partial prepayments and defaults. In the calculation of its Gain on Sale, the Company makes an assumption of the prepayment rate, which the Company believes is reasonable. During fiscal 1996, the annual prepayment assumptions utilized by the Company ranged from 13.5% to 16%. The Company estimates the prepayment speeds of its loans based on prior performance, the presence or absence of prepayment penalties, the LTVs of the loans and industry analysis. Beginning with the 1996-3 securitization, the Company began utilizing a prepayment curve developed by the Company's structured finance and risk management groups, which the Company believes will approximate the timing of prepayments over the life of the securitized loans. The Company currently expects the prepayment curves on the loans it securitizes to generally begin slowly in the first month, gradually increase to a 13% to 15% annual prepayment rate in years two to four, then decrease gradually and flatten thereafter.

    The estimated weighted average life of the Company's loan pools determines the structure and duration of the securities issued as well as the U.S. Treasury instruments upon which the prices of the loan tranches are based. Weighted average lives are based on the remaining maturities and estimated prepayment rates of the loans to be securitized. The terms of the Company's loans range from six to 300 months. The majority of the Company's loans carry contractual terms to maturity from 180 to 300 months.

    The Company records its loans at the lower of cost or market. The Company typically originates Direct Loans and Contractor Loans at or below par and Correspondent Loans at or above par. Any originations below par are recorded as loan origination discounts, thereby reducing the Company's cost basis in such loans. Any purchases above par are recorded as loan purchase premiums, thereby increasing the Company's cost basis in its loans. If the Company's accounts reflect net discounts in excess of premiums at the time it securitizes such loans, the Company recognizes such net discount as a reduction to its cost of loans sold. Conversely, if the Company's accounts reflect net premiums in excess of discounts at the time it securitizes its loans, the Company recognizes such net premium as an addition to its cost of loans sold.

    The Gain on Sale and the related Excess Servicing Receivable is recognized in the period during which loans are sold, although subsequently earned servicing fees paid to the Company by the securitization trustee are recognized as received over the lives of the securitized loans. The Company records the Excess Servicing Receivable as an asset on its balance sheet in an amount equal to the present value of the pro forma cash flow utilizing the prepayment and charge-off curves described above. The receivable is subsequently reduced as cash attributable to the Excess Servicing Receivable is collected by the Company. The Company also reports any origination premiums (net of origination discounts) as reductions of income at the time the securitization transaction closes. The Company earns additional income from its Excess Servicing Receivable, which it records on an interest accrual method, and servicing revenues and fees (ranging from 0.75% to 1.00% of the outstanding loan balance serviced) as they are earned and collected.

    There can be no assurance that the Company's estimates used to determine the Gain on Sale and Excess Servicing Receivable valuations will remain appropriate for the life of each securitization. If actual loan prepayments or defaults exceed the Company's estimates, the carrying value of the Company's Excess Servicing Receivable may have to be written down or the Company may increase its Allowance for Possible Credit Losses on Loans Sold through a charge against earnings during the period within which management recognizes the disparity. The Company will not write up its Excess Servicing Receivable to reflect slower than expected prepayments, although slow prepayments may ultimately result in subsequent additional earnings for the Company if actual excess cash flows exceed the original excess cash flow estimates used to record the sale. Other factors may also result in a writedown of the Company's Excess Servicing Receivable in subsequent periods. See Note 5 to the consolidated financial statements of the Company.

    The Company also originates non-strategic loans, which it sells to third-party lenders, on a servicing-released basis. These loans are either first liens or subordinate liens that do not meet the Company's securitization criteria. The Company has converted the non-strategic loan operations of FIRSTPLUS East, and plans to convert the non-strategic loan operations of FIRSTPLUS West, to operations that originate strategic loans that meet the Company's current securitization parameters.

RESULTS OF OPERATIONS

FISCAL YEAR ENDED SEPTEMBER 30, 1996
  VERSUS FISCAL YEAR ENDED SEPTEMBER 30, 1995

    The Company's total revenues increased to $198.1 million for fiscal 1996 from $33.9 million for fiscal 1995, a $164.2 million increase or 484.3%. Excluding the effect of the pooling of interests with FIRSTPLUS West, the Company's total revenues increased to $185.9 million for fiscal 1996 from $29.0 million for fiscal 1995, an increase of $156.9 million or 542.1%. This increase was primarily the result of increases in the Company's Gain on Sale of loans, net, although the Company also experienced significant increases in its servicing related income, interest income and other income during this time period.

    The following table sets forth information regarding the components of the Company's revenues for fiscal 1995 and 1996:

                                                                         YEAR ENDED SEPTEMBER
                                                                                 30,
                                                                        ----------------------
                                                                           1995        1996
                                                                        ----------  ----------
                                                                            (IN THOUSANDS)
Gain on sale of loans, before sharing.................................  $   40,113  $  159,175
Sharing arrangements..................................................     (10,999)       (536)
                                                                        ----------  ----------
Gain on sale of loans, net (1)........................................      29,114     158,639
Interest income.......................................................       2,860      25,727
Servicing income......................................................       1,049       4,008
Other income..........................................................         873       9,683
                                                                        ----------  ----------
  Total...............................................................  $   33,896  $  198,057
                                                                        ----------  ----------
                                                                        ----------  ----------

------------------------

(1) Gain on sale of loans, net, is net of sharing arrangements and the premiums related to and costs of securitizations but not net of the Company's related provision for possible credit losses.

    Gain on Sale of loans, net, increased to $158.6 million for fiscal 1996 from $29.1 million for fiscal 1995, an increase of $129.5 million or 444.9%. The Company securitized and sold $723.1 million of strategic loans during fiscal 1996 (resulting in Gain on Sale of loans, net, of $142.4 million) and $234.8 million of strategic loans during fiscal 1995 (resulting in Gain on Sale of loans, net of $26.6 million) an increase of $488.6 million or 208.1%. The Company sold $290.5 million of non-strategic loans in whole-loan sales during fiscal 1996 (resulting in Gain on Sale of loans, net, of $8.4 million) and $113.9 million of non-strategic loans in whole-loan sales during fiscal year 1995 (resulting in Gain on Sale of loans, net, of $4.1 million). Additionally, the Company earned a weighted average 13.3% profit margin (the ratio of its Gain on Sale of loans, after provision for possible credit losses, as a percentage of loans securitized and sold) on the loans it securitized and sold during fiscal 1996, compared to a 8.8% weighted average profit margin on the loans securitized and sold during 1995.

    The following table sets forth certain data with respect to each of the securitizations the Company closed during fiscal 1996:

                                                     1995-3(1)    1995-4     1996-1     1996-2     1996-A(2)    1996-3(3)
                                                    -----------  ---------  ---------  ---------  -----------  -----------
                                                                            (DOLLARS IN THOUSANDS)
Loans sold........................................   $   9,284   $  77,599  $ 115,559  $ 241,625   $   8,516    $ 299,887
Overcollateralization (4).........................      --           2,400      4,440      8,375      --              113
                                                    -----------  ---------  ---------  ---------  -----------  -----------
Total loans securitized...........................   $   9,284   $  79,999  $ 119,999  $ 250,000   $   8,516    $ 300,000
                                                    -----------  ---------  ---------  ---------  -----------  -----------
                                                    -----------  ---------  ---------  ---------  -----------  -----------
Gain on sale of loans, net........................   $   2,040   $  16,049  $  24,190  $  43,131   $     691    $  67,197
Provision for possible credit losses..............         537       3,505      5,751     12,547         203       30,681
                                                    -----------  ---------  ---------  ---------  -----------  -----------
Gain on sale of loans, after provision for
  possible credit losses..........................   $   1,503   $  12,544  $  18,439  $  30,584   $     488    $  36,516
                                                    -----------  ---------  ---------  ---------  -----------  -----------
                                                    -----------  ---------  ---------  ---------  -----------  -----------
Net gain after provision for credit losses as a
  percentage of total loans securitized and sold
  ("profit margin")(5)............................        16.2%       16.2%      16.0%      12.7%        5.7%        12.2%
Weighted average maturity of certificates sold
  (yrs.)..........................................         4.9         4.2        4.4        4.8         2.9          5.4
Weighted average FICO score.......................         636         645        656        662         651          664
Percentage of total loans securitized:
  Conventional....................................        53.9%       62.5%      80.7%      89.0%       41.5%       100.0%
  Title I.........................................        46.1%       37.5%      19.3%      11.0%       58.5%         0.0%

------------------------

(1) Reflects pre-funded portion of securitization, the larger portion of which was completed during the quarter ended September 30, 1995.

(2) Most of the Title I Loans in this securitization were unsecured.

(3) Only $255.4 million of the $300.0 million securitization was funded during fiscal 1996. Therefore, $5.9 million of the gain will be recorded subsequently in fiscal 1997.

(4) Represents the portion of the initial overcollateralization requirement that is funded with loans.

(5) Gain after commissions earned, premiums paid and provision for possible credit losses.

    The Company's increased securitization activity is related to the increased origination of strategic loans for fiscal 1996. The Company was able to increase its production of strategic loans during fiscal 1996, compared to fiscal 1995, due to the following reasons:

1. The Company increased the size of its correspondent network during this time period, both in number (306 versus 86 for the respective fiscal years), and geographically (26 states versus 19 states during the respective fiscal years);

2. The Company increased its production of Direct Loans from $906,000 to $45.1 million during the respective fiscal years;

3. The Company decreased its production of Contractor Loans, which are generally of lower quality, from $36.8 million to $21.6 million during the respective fiscal years; and

4. The Company acquired FIRSTPLUS East in December 1995 in a purchase transaction and FIRSTPLUS West in May 1996 in a pooling transaction. During fiscal 1996, FIRSTPLUS East and FIRSTPLUS West originated a total of $206.0 million of strategic loans.

    During fiscal 1996, the Company originated and securitized a greater percentage of Conventional Loans, when compared to fiscal 1995. This continued increase in Conventional Loan emphasis is a result of the relatively small size of the Title I Loan market (the Company estimates this market at approximately $2 billion in originations annually) and the Company's desire to meet the needs of its customers, who generally request higher loan amounts and more flexible loan proceeds utilization than the Title I program offers. Although Conventional Loans require the Company to reserve greater amounts for anticipated losses than do Title I Loans, Title I Loans generally produce lower gross revenues, due to the increased premiums paid in acquiring Title I Loans.

    The Company's profit margin on securitized loans sold increased from a weighted average of 8.8% for fiscal 1995 to 13.3% for fiscal 1996. A portion of this increase was due to the fact that the Company was required to share its securitization gains in its 1994-1 and 1995-2 securitizations, which closed in December 1994 and June 1995, respectively. The Company was not required to share any securitization gain for any securitizations closed during fiscal 1996; however, $9.2 million of loans delivered in October 1995, which were attributable to the 1995-3 securitization, were subject to sharing with the Warehouse Lender. Profit margin increases also resulted from the favorable interest rate environment during the period from October 1995 to January 1996, and from increases in interest paid over the life of the loan.

    The Company's Gain on Sale profit margin for the four fiscal quarters of 1996 was 16.2%, 16.0%, 12.4% and 12.2%. During fiscal 1996, the Company's Gain on Sale profit margin was reduced primarily due to the increases in general interest rates during the period from February 1996 to June 1996 and changes in the Company's product mix.

    The Company paid net loan premiums of $36.3 million for fiscal 1996, compared to $826,082 of net loan discounts received for fiscal 1995. This represented an average loan purchase price of 102.4% of par for fiscal 1996, and 99.6% of par for fiscal 1995. This increase resulted from the Company purchasing loans with relatively higher FICO scores and increased competition for Title I Loans. Loan purchase prices are directly related to the quality of the loans purchased, the face interest rate of the acquired loans, the quantity of loans the correspondent lender commits to sell, the nature and longevity of the relationship the Company maintains with the correspondent lender and competitive pressures.

    Interest income increased from $2.9 million for fiscal 1995, to $25.7 million for fiscal 1996, an increase of $22.9 million or 799.5%. This increase was primarily the result of a significant increase in the Company's average balance of Loans Held for Sale and an increased balance in its Excess Servicing Receivable. The Company securitizes its loans on a regular basis; however, it earns interest income on the loans it originates prior to such securitizations. During fiscal 1995 and 1996, the Company's average monthly balance of Loans Held for Sale, including non-strategic loans, was $19.4 million and $430.8 million at par, respectively, an increase of $411.4 million or 2,120.6%.

    Servicing fee income increased from $1.0 million for fiscal 1995 to $4.0 million for fiscal 1996, an increase of $3.0 million or a 282.0% increase. This increase was primarily the result of a significant increase in the balance of the Serviced Loan Portfolio for the respective time periods: $238.6 million for fiscal 1995 to $1.3 billion for fiscal 1996, a $1.0 billion or a 431.1% increase. This increase in the Company's Serviced Loan Portfolio was the result of the Company's increases in loan originations and securitizations during the respective time period.

    Other income increased from $873,077 for fiscal 1995 to $9.7 million for fiscal 1996, an increase of $8.8 million or 1,009.0%. Other income consists primarily of loan application fees that are funded by borrowers at closing.

    The following table sets forth information regarding the components of the Company's expenses for fiscal 1996 and 1995:

                                                                         YEAR ENDED SEPTEMBER
                                                                                  30,
                                                                         ---------------------
                                                                           1995        1996
                                                                         ---------  ----------
                                                                            (IN THOUSANDS)
Salaries and employee benefits.........................................  $  10,110  $   36,402
Interest expense.......................................................      2,660      16,892
Other expenses.........................................................      6,963      29,938
Provision for possible credit losses...................................      4,420      59,644
                                                                         ---------  ----------
    Total..............................................................  $  24,153  $  142,876
                                                                         ---------  ----------
                                                                         ---------  ----------

    Salaries and employee benefits increased from $10.1 million for fiscal 1995 to $36.4 million for fiscal 1996, an increase of $26.3 million or 260.0%. The Company employed 484 persons as of September 30, 1995 and 949 persons as of September 30, 1996, an increase of 96.1%. However, during the same time, total revenues increased from $33.9 million to $198.1 million, an increase of $164.2 million or 484.0%. Therefore, although the number of employees increased, the Company's employees were able to originate, securitize and service a disproportionately larger amount of loan volume, thereby generating disproportionately larger revenues per employee. The Company earned $70,034 of revenue per employee for fiscal 1995 compared to $208,701 of revenue per employee for fiscal 1996.

    Interest expense increased from $2.7 million for fiscal 1995 to $16.9 million for fiscal 1996, an increase of $14.2 million or 535.0%. Interest expense increased primarily because of the significant increases in borrowings under the Company's warehouse facilities incurred during fiscal 1996 when compared to fiscal 1995, partially offset by more favorable interest rates. As of September 30, 1996, the Company's warehouse debt totaled $354.5 million and bore interest at a weighted average rate of approximately 6.6%. As of September 30, 1995, the Company's warehouse debt totaled $18.5 million and bore interest at a weighted average interest rate of approximately 9.25%.

    Other operating expenses increased to accommodate the significantly expanded loan origination, loan servicing and loan securitization volumes during the respective fiscal years. Other operating expenses consist primarily of Title I Program insurance premiums paid upon the origination of Title I Loans, professional fees, rents and the costs associated with marketing, underwriting, administration and servicing. The Company expects to incur significantly greater marketing expenses in fiscal 1997, due to its strategy of increasing its brand name recognition, and its goal of generating significantly larger amounts of Direct Loans.

    The provision for possible credit losses increased from $4.4 million for fiscal 1995 to $59.6 million for fiscal 1996, an increase of $55.2 million or 1,249.5%. The increase was primarily attributable to the 208.1% increase in volume of loans securitized in fiscal 1996 ($723.1 million) compared to fiscal 1995 ($234.8 million) and to the fact that a greater amount of securitized loans in fiscal 1996 were Conventional Loans, which require the Company to provide for a higher level of losses as compared to insured Title I Loans. To a lesser extent, the increase is the result of (i) an increase of $2.5 million because the default rate for a pool of Bulk Loans included in the 1995-2 securitization exceeded the estimates made at the time of the securitization, which adjustment was determined in conformity with the Company's current estimation methodology,
(ii) an increase of $5.8 million taken for the increased amount of loans held for sale on the Company's balance sheet and (iii) the Company's change from a constant default rate to default curves commencing in the fourth quarter of fiscal 1996.

    Income tax expense increased from $3.9 million for fiscal 1995, to $21.0 million for fiscal 1996, an increase of $17.1 million or 437.0%. The income tax expense was recorded at statutory rates.

FISCAL YEAR ENDED SEPTEMBER 30, 1995
  VERSUS FISCAL YEAR ENDED SEPTEMBER 30, 1994

    The Company's total revenues increased to $33.9 million in fiscal 1995 from $29.8 million in fiscal 1994, an increase of $4.1 million or 13.7%. Excluding the effect of the pooling of interests with FIRSTPLUS West, the Company's total revenues increased to $29.0 million in fiscal 1995 from $2.4 million in fiscal 1994, an increase of $26.5 million or 1,084%. The increase in the volume of strategic loans originated and purchased by the Company and the commencement of the Company's securitization program in fiscal 1995 were primarily responsible for this increase in revenues, although interest, servicing and other income also increased substantially during fiscal 1995. The Company's securitization transactions resulted in Gain on Sale, which is treated as a revenue item. Gain on Sale increased because the Company was able to sell a larger volume of loans more efficiently through securitization transactions than through whole-loan sales.

    Total expenses decreased from $24.7 million in fiscal 1994 to $24.2 million in fiscal 1995, a decrease of $500,000 or 2.2%. Excluding the effect of the pooling of interests with FIRSTPLUS West, total expenses increased from $3.1 million to $18.2 million, an increase of $15.1 million or 488%; however, as a percentage of total revenues, total expenses decreased from 126.5% in fiscal 1994 to 62.8% in fiscal 1995. The Company incurred an income tax expense of $3.9 million in fiscal 1995. As a result of the improved revenues, net income increased from $5.2 million for fiscal 1994 to net income of $5.8 million for fiscal 1995.

    The following table sets forth information regarding the components of the Company's revenues for the years ended September 30, 1994 and 1995:

                                                                         YEAR ENDED SEPTEMBER
                                                                                  30,
                                                                         ---------------------
                                                                           1994        1995
                                                                         ---------  ----------
                                                                            (IN THOUSANDS)
Gain on sale of loans, before sharing..................................  $  27,671  $   40,113
Sharing arrangements...................................................     --         (10,999)
                                                                         ---------  ----------
    Gain on sale of loans, net(1)......................................     27,671      29,114
Interest income........................................................      1,845       2,860
Servicing income.......................................................         72       1,049
Other income...........................................................        252         873
                                                                         ---------  ----------
    Total..............................................................  $  29,840  $   33,896
                                                                         ---------  ----------
                                                                         ---------  ----------

------------------------

(1) Gain on sale of loans, net, is net of sharing arrangements and the premiums related to and costs of securitizations but not net of the Company's related provision for possible credit losses.

    Gain on Sale of loans, net, increased to $29.1 million in fiscal 1995 from $27.7 million in fiscal 1994, an increase of $1.4 million or 5.2%. Excluding the effect of the pooling of interests with FIRSTPLUS West, Gain on Sale of loans, net, increased to $25.1 million from $2.1 million, an increase of $23.0 million or 1,110%. The increase was the result of the Company beginning its securitization program in fiscal 1995 following the acquisition of FIRSTPLUS Financial. The Company completed four securitizations in fiscal 1995 as compared to none in fiscal 1994.

    The acquisition of FIRSTPLUS Financial allowed the Company to enter the securitization market for Conventional Loans and Title I Loans by providing the Company with a Title I Loan portfolio, which the Company could continue to expand, and a servicing platform, which was necessary for the Company to pursue a successful securitization strategy. Each of the Company's four securitizations in fiscal 1995 included a majority of Title I Loans. The FHA insurance associated with these loans was passed through to the securitization investors. The following table sets forth certain data with respect to each of the four securitizations completed in fiscal 1995:

                                                              1994-1     1995-1      1995-2     1995-3(1)
                                                             ---------  ---------  ----------  -----------
                                                                        (DOLLARS IN THOUSANDS)
Loans sold.................................................  $  46,768  $  17,331  $  104,935   $  73,250
Overcollateralization......................................     --         --          --           1,750(2)
                                                             ---------  ---------  ----------  -----------
Total loans securitized....................................  $  46,768  $  17,331  $  104,935   $  75,000
                                                             ---------  ---------  ----------  -----------
                                                             ---------  ---------  ----------  -----------
Gain on sale of loans, net.................................  $   1,973  $   2,623  $   10,767   $  11,214
Provision for possible credit losses.......................        704        800       1,485       2,181
                                                             ---------  ---------  ----------  -----------
Gain on sale of loans, after provision for possible credit
  losses...................................................  $   1,269  $   1,823  $    9,282   $   9,033
                                                             ---------  ---------  ----------  -----------
                                                             ---------  ---------  ----------  -----------
Net gain after provision for credit losses as a percentage
  of total loans securitized and sold (profit margin)......        2.7%      10.5%        8.8%       12.3%
Weighted average maturity of certificates sold (yrs.)......        3.2        5.1         5.0         4.9
Weighted average FICO score................................        636        620         667         634
Percentage of total loans securitized:
  Conventional.............................................         10%      33.6%        7.9%       62.2%
  Title I..................................................         90%      66.4%       92.1%       37.8%

------------------------

(1) Only $65.7 million of the $75.0 million securitization was funded during the fiscal year ended September 30, 1995. Therefore, $1.5 million of the gain is recorded in the subsequent fiscal year.

(2) Represents the portion of the initial overcollateralization requirement that is funded with loans.

    The 1995-2 securitization included $8.3 million of Conventional Loans originated by the Company, $10.0 million of Title I Loans originated by the Company and $86.7 million of Title I Loans purchased by the Company in a bulk purchase from Citizens Thrift & Loan ("Citizens"). These Citizens loans represented 82.6% of the 1995-2 securitization. Conventional Loans originated by the Company therefore totaled 45% of the total loans originated by the Company and sold in the 1995-2 securitization (i.e., excluding bulk purchases). The 1995-3 securitization included $40.9 million of Conventional Loans and $24.8 million of Title I Loans, or 62.2% and 37.8%, respectively, of the loans securitized in the fourth quarter of fiscal year 1995. The Company originated increasingly larger percentages of Conventional Loans with each succeeding fiscal 1995 quarter.

    In June 1995, the Company entered into the Warehouse Lender Facility and the Warehouse Lender Term Line. In exchange for entering into these facilities, the Warehouse Lender was entitled to purchase from the Company, at cost, a percentage of the Excess Servicing Receivable earned from loan securitizations. Additionally, the Excess Servicing Receivable generated from the 1994-1 securitization of $4.5 million was shared with Farm Bureau in the amount of $2.6 million, as it was the owner of a portion of the loans that were securitized in the transaction.

    For various reasons, including the existence of higher quality loan pools with longer average lives and higher coupon rates, as well as a declining interest rate environment, the Company's Gain on Sale before sharing arrangements as a percentage of loans securitized increased from 7.9% in the 1994-1 securitization to 17.3% in the 1995-3 securitization.

    Due to the Company's ability to access the securitization markets, whole-loan sales decreased during fiscal 1995. Whole-loan sale gains decreased to $478,000 in fiscal 1995 from $777,000 in fiscal 1994, a decrease of $300,000 or 39%.

    The Company earned net discounts of $1.3 million in fiscal 1994, as compared with net loan premiums of $826,082 in fiscal 1995. This represented an average loan purchase price of 90% of par in fiscal 1994 and an average loan purchase price of 100.4% of par in fiscal 1995. During fiscal 1995, the Company significantly reduced its origination and purchases of loans to borrowers it classifies as "D" credits in order to furnish securitization investors with a higher grade investment. Additionally, in fiscal 1995, the Company expanded its longer term relationships with larger independent contractors and correspondents in order to increase its loan volume. Also, the Company experienced greater competitive pressures during fiscal 1995, as competitors became more familiar with the Title I product. The combination of these three factors required the Company to buy its loans at greater prices during fiscal 1995 as compared with fiscal 1994. The effect of this increase in prices has been reduced by the increased volume of loans purchased by the Company.

    Interest income increased from $1.8 million during fiscal 1994 to $2.9 million in fiscal 1995, an increase of $1.0 million or 55%. Excluding the effect of the pooling of interests with FIRSTPLUS West, interest income increased from $143,000 in fiscal 1994 to $2.3 million in fiscal 1995, an increase of $2.2 million or 1,543%; this increase was a result of the Combination and the Company's securitization program. Interest income is earned primarily from loans owned and accumulated by the Company for future securitizations. During fiscal 1994, the Company's average monthly loan portfolio was $19.2 million at par. During fiscal 1995, the Company's average monthly loan portfolio was $21.5 million at par. The significant increase in interest income is primarily due to the Company's increases in the average monthly loan portfolio.

    Servicing fee income increased from $72,000 in fiscal 1994 to $1.0 million in fiscal 1995. Servicing fees are approximately 1% of the unamortized loan balance and are paid monthly. The Company's Serviced Loan Portfolio at September 30, 1995 was $238.6 million; however, $83.1 million of this amount is subserviced by Citizens as the Company elected not to replace Citizens as the servicer when it acquired such loans from Citizens in September 1995. The servicing fees earned by the Company for the loans subserviced by Citizens are minimal. See "Business--Servicing Operations--General."

    Other income increased from $252,000 in fiscal 1994 to $873,077 in fiscal 1995, an increase of $621,311 or 246.8%. Other income is proportional to the Company's loan origination volume from selected dealers. It consists primarily of loan application fees, which are funded by borrowers at closing.

    The following table sets forth information regarding the components of the Company's expenses for the years ended September 30, 1994 and 1995:

                                                                          YEAR ENDED SEPTEMBER
                                                                                  30,
                                                                          --------------------
                                                                            1994       1995
                                                                          ---------  ---------
                                                                             (IN THOUSANDS)
Salaries and employee benefits..........................................  $  17,054  $  10,110
Interest expense........................................................      1,041      2,660
Other expenses..........................................................      6,465      6,963
Provision for possible credit losses....................................        125      4,420
                                                                          ---------  ---------
  Total.................................................................  $  24,685  $  24,153
                                                                          ---------  ---------
                                                                          ---------  ---------

    Salaries and employee benefits decreased from $17.0 million in fiscal 1994 to $10.1 million in fiscal 1995, a decrease of $6.9 million or 40.7%. Excluding the effect of the pooling of interests with FIRSTPLUS West, salaries and employee benefits increased from $1.6 million in fiscal 1994 to $6.2 million in fiscal 1995, an increase of $4.6 million or 295%. The increase was attributable to the Company hiring additional personnel in order to generate increased levels of loan originations and to manage the increased servicing activity.

    Interest expense increased from $1.0 million in fiscal 1994 to $2.7 million in fiscal 1995, an increase of $1.6 million or 155.7%. Excluding the effect of the pooling of interests with FIRSTPLUS West, interest expense increased from $198,000 in fiscal 1994 to $2.4 million in fiscal 1995, an increase of $2.2 million or 1,120%; interest expense increased because of the significant increases in warehouse debt and other debts incurred by the Company during fiscal 1995 as a result of higher levels of loan originations and purchases and the incurrence of securitization costs and increased infrastructure costs. Total debt outstanding at September 30, 1994 was $5.6 million as compared with $36.6 million at September 30, 1995. As a percentage of total revenues, interest expense increased from 3.5% in fiscal 1994 compared to 7.8% in fiscal 1995.

    Other operating expenses increased from $6.5 million in fiscal 1994 to $7.0 million in fiscal 1995, or 7.7%. Excluding the effect of the pooling of interests with FIRSTPLUS West, other operating expenses increased from $1.2 million in fiscal 1994 to $5.1 million in fiscal 1995, an increase of $3.9 million or 328%. Other operating expenses increased in order to accommodate the significantly expanded loan origination, loan servicing and loan securitization volumes experienced by the Company during fiscal 1995. Other operating expenses consist primarily of Title I Program insurance premiums paid upon the origination of Title I Loans, professional fees, rents, and the costs associated with marketing, underwriting, administration and servicing.

    The provision for possible credit losses increased from $125,000 for fiscal 1994 to $4.4 million for fiscal 1995, an increase of $4.3 million. The provision increased primarily because no loans were securitized in fiscal 1994, and the Company securitized and sold $234.8 million of loans during fiscal 1995. This provision for fiscal 1995 represented 1.9% of the loans securitized and sold during the period.

    Income tax expense was $3.9 million during fiscal year 1995. The income tax expense was recorded at statutory rates, but was reduced by net operating loss carryovers.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's operations require continued access to financing sources. The Company's primary operating cash requirements include the funding of (i) loan originations and purchases, (ii) reserve accounts, overcollateralization requirements, fees and expenses incurred in connection with its securitization transactions, (iii) tax payments due on the Company's taxable net income, (iv) television, radio and direct mail advertising and other marketing, and (v) administrative and other operating expenses.

    Adequate credit facilities and other sources of funding, which permit the Company to fund its operating cash requirements and to securitize or sell loans in the secondary market, are essential to the continuation of the Company's ability to originate and purchase loans. After utilizing available working capital, the Company borrows money to fund its loan originations and purchases, and repays these borrowings as the loans are repaid or sold. Upon the securitization or sale of loans and the subsequent repayment of the borrowings, the Company's working capital and warehouse lines of credit then become available to fund additional loan originations and purchases.

    The Warehouse Lender Facility is secured by loans originated or purchased by the Company and bears interest payable monthly at the rate of 1.25% over the commercial paper rate of the Warehouse Lender's parent (6.6% per annum as of September 30, 1996). This warehouse facility has a loan advance rate equal to the lesser of loan acquisition cost or the unpaid principal balance. Advances under the Warehouse Lender Facility were and will continue to be incurred to originate and purchase loans. In February 1996, the Company increased the Warehouse Lender Facility from $100 million to $130 million, extended its expiration to March 1997 and eliminated all sharing arrangements. As of September 30, 1996, the amount outstanding under this warehouse facility was approximately $116.4 million.

    The Company also has the Warehouse Lender Term Line with the Warehouse Lender, which is secured by a portion of the Company's servicing rights and Excess Servicing Receivable and permits the

Company to borrow up to 65% of the value of the Excess Servicing Receivable as determined by the Warehouse Lender. This line of credit bears interest at the rate of 2.5% over the commercial paper rate of the Warehouse Lender's parent (7.8% per annum as of September 30, 1996), with advances of principal amortized over 60 months. The Warehouse Lender Term Line may be utilized for any working capital need; to date, however, the Company has used the Warehouse Lender Term Line primarily to finance the Company's share of premium costs, cost of issuance and initial reserve deposits for credit enhancement. Portions of the Excess Servicing Receivable earned upon the successful execution of the 1995-2 and 1995-3 securitizations were shared between the Company and the Warehouse Lender as specified in the Warehouse Lender Term Line agreement. Through September 30, 1996, the Company had borrowed $62.5 million under this facility and $7.5 million remained available for borrowing, subject to the Company completing future securitizations. In January 1996, the Warehouse Lender increased the Warehouse Lender Term Line from $20 million to $70 million, eliminated the Warehouse Lender Term Line excess servicing arrangements effective with respect to the 1995-4 securitization (which was funded primarily in November and December 1995) and extended the expiration of the Warehouse Lender Term Line to March 1997. In order to facilitate the increased size of the line, and to secure other modifications favorable to the Company, Farm Bureau, BOCP II, Limited Liability Company ("BOCP II"), formerly Banc One Capital Partners II, Limited Partnership, Banc One Capital Partners V, Ltd. ("BOCP V"), Ronald M. Mankoff and Phillips Partners, Ltd. (the "Phillips Partnership") sold to the Warehouse Lender an aggregate of 250,000 shares of Common Stock owned by them for $3.50 per share and the Company issued to Warehouse Lender warrants to purchase 500,000 shares of Common Stock at an exercise price of $7.00 per share. See "Description of Capital Stock--Registration Rights."

    The Company has the $110 million Bank One Facility, which is secured by loans originated or purchased by the Company and expires on October 16, 1997. Interest is payable monthly and accrues at 1.00% over the thirty-day federal funds rate. This warehouse facility has a loan advance rate generally equal to the lesser of 100% of the face amount of the loan or 97% of loan cost or market value of the loan as determined by Bank One. At September 30, 1996, approximately $50.9 million was outstanding under this warehouse facility. Upon the repayment of underlying loan principal payments or the sale or refinancing of the underlying loans, this facility is paid down. In January 1996, the Company increased the Bank One Facility from $20 million to $40 million. In June 1996, the Company increased the Bank One Facility from $40 million to $60 million. In October 1996, the Company increased the Bank One Facility from $60 million to $110 million.

    In May 1996, the Company entered into the Bear Stearns Facility. The term of the financing matures and is renewed on a daily basis. The interest rate on the amount financed is computed on a daily basis and is paid monthly in arrears. The agreement is not a committed facility; therefore, the Company could incur a significant repurchase obligation in the event the lender is unable or unwilling to continue with the repurchase agreement. At December 31, 1996, approximately $335.3 million was outstanding under this warehouse facility. In August 1996, the Company increased the Bear Stearns Facility from $200 million to $300 million. In October 1996, the Company increased the Bear Stearns Facility from $300 million to $500 million.

    In November 1996, the Company entered into the $75 million Bear Stearns Term Line. The Bear Stearns Term Line may be utilized by the Company with respect to Excess Servicing Receivable generated by securitizations in which Bear Stearns is the lead manager. At December 31, 1996, approximately $23.0 million was outstanding under this term line.

    In December 1996, the Company entered into the $100 million PaineWebber Term Line and the $400 million PaineWebber Facility. The PaineWebber Term Line bears interest at LIBOR plus 2.1% and the PaineWebber Facility bears interest at LIBOR plus 1.00%. At December 31, 1996, no amounts were outstanding under the PaineWebber Term Line and $101.6 million was outstanding under the PaineWebber Facility.

    In August 1996, the Company issued the Convertible Notes in the aggregate principal amount of $100 million. The Notes mature in August 2003, bear interest at 7.25% and are convertible into Common Stock at a conversion price of $16.30 per share.

    In December 1996, a holder converted $30.1 million principal amount of Convertible Notes into 1,845,398 shares of Common Stock (based on the conversion price of $16.30 per share), plus approximately $736,000, representing accrued interest from August 20, 1996, and 84,662 additional shares of Common Stock as an incentive for the early conversion of the Convertible Notes.

    As of September 30, 1996, the Company had a total of approximately $43.1 million outstanding under two other warehouse facilities with other lenders aggregating $70 million, which are secured by loans originated or purchased by the Company. At September 30, 1996, the Company also had certain other notes payable totaling approximately $2.0 million with maturities in September 1998.

    As of September 30, 1996, the Company had outstanding an aggregate of $7.0 million principal amount of Subordinated Notes held by BOCP II, BOCPV and Farm Bureau. The Subordinated Notes are secured by certain assets of the Company, but are subordinated to the rights of the warehouse lenders. Interest is payable quarterly, and the Subordinated Notes may be prepaid with the written consent of the warehouse lenders without penalty.

    As indicated above, the Company's ability to continue to originate and purchase loans is dependent, in large part, upon its ability to securitize or sell the loans in the secondary market in order to generate cash proceeds for new originations and purchases. The value of and market for the Company's loans are dependent upon a number of factors, including general economic conditions, interest rates and governmental regulations. Adverse changes in such factors may affect the Company's ability to purchase, securitize or sell loans for acceptable prices within a reasonable period of time. A prolonged, substantial reduction in the size of the secondary market for loans of the type originated or purchased by the Company may adversely affect the Company's ability to securitize or sell loans in the secondary market, with a consequent adverse impact on the Company's profitability and ability to continue to originate and purchase loans.

    As a result of the Company's increasing volume of loan originations and purchases, and its expanding securitization activities, the Company has operated, and expects to continue to operate, on a negative operating cash flow basis, which is expected to increase as the volume of the Company's loan purchases and originations increase and its securitization program grows. The Company's operations provided $5.0 million and $3.7 million of cash in fiscal 1993 and fiscal 1994, respectively, and used $25.7 million and $496.7 million of cash in fiscal 1995 and fiscal 1996, respectively. The increase in the use of cash in operations is primarily related to the cost of an enlarged infrastructure, employee base, and the costs that accompany the Company's securitization strategy (which increases the Gain on Sale of loans but reduces the amount of cash received on the sale of loans as compared to whole-loan sales). The Company completed total securitizations in the amount of $234.8 million and $723.1 million for fiscal 1995 and the fiscal year ended September 30, 1996, respectively. In connection with securitizations, the Company is required to provide credit enhancements in the form of reserve accounts and/or overcollateralizations. The accumulated amounts of such cash reserves are reflected on the Company's balance sheet as "receivable from trusts" and equaled $26.3 million as of September 30, 1996. These accounts cannot be used by the Company for operating purposes. The Company's financings and investing activities used cash in the amount of $2.7 million in fiscal 1994, and generated cash in the amount $25.9 million and $517.3 million in fiscal 1995 and 1996, respectively. Cash from financing and investing activities increased primarily due to additional borrowings related to the Subordinated Notes and the various warehouse facilities and Term Lines, which have been used to fund loan originations, working capital and securitization costs.

    In addition, the Company has begun to implement a strategy of maintaining a significant quantity of loans on its balance sheet, thus increasing the length of time that loans are held for sale and materially increasing its interest rate risk. Because the Company's present loan facilities bear interest at variable rates, the Company has a need for medium- to long-term, fixed-rate financing. If the Company is unable to obtain such financing, it could have a material adverse effect on the Company's results of operations and financial condition.

    The increased use of securitization transactions as a funding source by the Company has resulted in a significant increase in the amount of Gain on Sale (from securitizations) recognized by the Company. During fiscal 1996, the Company recognized Gain on Sale (from securitizations) in the amount of approximately $158.6 million compared to $25.6 million for fiscal 1995. This Gain on Sale has a negative impact on the cash flow of the Company since the Company may be required to pay state and federal income taxes and must currently pay securitization costs, including overcollateralization costs, in the period the income is recognized, although the Company does not receive the cash representing the gain until later periods as the related loans are repaid or otherwise collected. Beginning with the 1996-3 securitization, the Company began utilizing an owner trust securitization structure, which allows the Company to defer an increased percentage of the book gain for tax purposes and therefore the requirement to pay such federal income taxes on a current basis. The Company has funded these cash requirements primarily through its Warehouse Lender Term Line, and expects to fund these cash requirements in the future utilizing borrowings under the various Term Lines. The Company had cash of approximately $23.2 million at September 30, 1996.

    Based on the Company's anticipated rate of growth, the Company believes that it will need to arrange additional warehouse facilities or other financing sources within the next 90 days. The Company is currently negotiating for increased and/or additional warehouse facilities and Term Lines. The Company's existing warehouse facilities and Term Lines restrict its ability to incur other indebtedness. The Company has no commitments for such increased and/or additional financings, and there can be no assurance that the Company will be successful in consummating any such financing transactions in the future or on terms the Company would consider to be favorable. In such event, the Company's growth and operations could be curtailed, which could have a material adverse effect on the Company's results of operations and financial condition. See "Risk Factors--Liquidity and Capital Resources."

IMPACT OF INFLATION

    Increases in the inflation rate generally result in increased interest rates. Since the Company borrows funds at a variable rate, increased interest rates will increase the borrowing costs of the Company. Inflation will also increase the operating costs of the Company. The Company may not be able to pass on the effects of inflation and accompanying higher interest rates to its borrowers due to usury or other regulatory restrictions or competitive pressures.

SEASONALITY

    The Company is affected by consumer demand for home improvements, which is partially influenced by regional trends, economic conditions and personal preferences. The Company's business is generally subject to seasonal trends, with home improvements generally peaking during the spring and summer seasons and declining to lower levels in the fall and winter months. Delinquencies on loan payments typically increase in November and December of each calendar year.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1996, the FASB issued FASB 125, "Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities." FASB 125 addresses the accounting for all types of securitization transactions, securities lending and repurchase agreements, collateralized borrowing arrangements and other transactions involving the transfer of financial assets. FASB 125 distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. FASB 125 is generally effective for transactions that occur after December 31, 1996, and it is to be applied prospectively. FASB 125 will require the Company to allocate the total cost of mortgage loans sold to the mortgage loans sold (servicing released), retained certificates and servicing rights based on their relative fair values. The Company will be required to assess the retained certificates and servicing rights for impairment based upon the fair value of those rights. The pronouncement also will require the Company to provide additional disclosure about the retained certificates in its securitizations and to account for these assets at fair value in accordance with FASB 115. The Company will apply the new rules prospectively beginning in the first calendar quarter of 1997 and, based on current circumstances, does not believe the application of the new rules will have a material impact on the Company's financial statements. There can be no assurance, however, that the implementation by the Company of FASB 125 will not reduce the Company's Gain on Sale of Loans in the future or otherwise adversely affect the Company's results of operations or financial condition.

                                    BUSINESS

    The Company is a specialized consumer finance company that operates under the trade name FIRSTPLUS. The Company originates, purchases, services and sells consumer finance receivables, substantially all of which are debt consolidation or home improvement loans secured primarily by second liens on real property. The Company offers Conventional Loans and to a lesser extent Title I Loans. The Company sells substantially all of its strategic loans primarily through its securitization program and retains rights to service these loans. The Company originated and purchased an aggregate of $227.9 million and $1.1 billion of strategic loans in the fiscal years ended September 30, 1995 and 1996, respectively. For fiscal 1995 and 1996, the Company had total revenues of $33.9 million and $198.1 million, respectively, Gain on Sale of loans, net (but before provision for possible credit losses), of $29.1 million (of which $4.1 million was related to non-strategic loans) and $158.6 million (of which $8.4 million is related to non-strategic loans), respectively, and net income of $5.8 million and $34.2 million, or $0.28 and $1.31 per share on a fully diluted basis, respectively.

    The Company relies principally on the creditworthiness of the borrower for repayment of Conventional Loans. The Company's borrowers typically have limited access to consumer financing for a variety of reasons, primarily insufficient home equity values. The Company uses its own credit evaluation criteria to classify its applicants as "A+" through "D" credits. These criteria include, as a significant component, the FICO score. The Company currently makes loans only to borrowers it classifies as "C+" or better on Conventional Loans and "C" or better on Title I Loans. For fiscal 1995 and 1996, 76.7% and 83.2%, respectively, of the Company's Conventional Loan originations were classified by the Company as "B" borrowers or better and 62.7% and 53.2%, respectively, of the Company's Title I Loans were so classified.

    The Company's principal origination channel is its network of regional independent correspondent lenders. Correspondent lenders tend to be commercial banks, thrifts or finance companies that do not have the infrastructure to hold and service portfolios of Conventional and Title I Loans. The Company's correspondent lenders originate Conventional and Title I Loans using the Company's underwriting criteria and sell these loans to the Company. During fiscal 1995 and 1996, the Company originated Correspondent Loans of $81.9 million and $1.0 billion, representing 68.5% and 93.9%, respectively, of the Company's originations of strategic loans during such years.

    In early 1996, the Company expanded its efforts to originate Direct Loans. The Company originates Direct Loans through television, radio and direct mail advertising campaigns and referrals from its independent home improvement contractors. The Company is pursuing a strategy to increase its Direct Loan originations because the Company believes that Direct Loans should prove to be more profitable and allow the Company to have better control over the quality and size of the Company's production. To achieve this goal, the Company is attempting to develop national recognition of the FIRSTPLUS brand name through increased advertising and the use of celebrity spokespersons, such as star quarterback Dan Marino. The Company is expanding its direct mail and telemarketing campaigns, hiring direct-to-consumer marketing professionals and increasing its local-market presence by acquiring or opening additional branches. The Company originated $906,000 and $45.1 million in Direct Loans in fiscal 1995 and 1996, respectively, representing 0.4% and 4.1%, respectively, of the Company's originations of strategic loans during such periods.

    As a result of the Company's recent acquisitions of FIRSTPLUS West and FIRSTPLUS East, the Company acquired certain loan origination programs that do not directly adhere to the Company's securitization parameters. Consequently, these non-strategic loans originated through such programs are sold to other lenders on a whole-loan basis with all servicing rights released. The Company originated $83.4 million of non-strategic loans during fiscal 1995 and $382.2 million during the fiscal year ended September 30, 1996. The Company plans to convert the non-strategic loan operations to operations that will originate strategic loans that meet the Company's current securitization parameters.

    The Conventional Loans originated by the Company in fiscal 1995 and 1996 had an average principal amount of approximately $17,426 and $27,671, respectively, and had a weighed average interest rate of 15.1% and 14.5% per annum, respectively. Conventional Loans originated by the Company in fiscal 1995 and 1996 had a weighted average maturity of 14.6 years and 18.7 years, respectively, and an average FICO score of 629 and 662, respectively. See "--Underwriting." Title I Loans are insured, subject to certain exceptions, for 90% of the principal balance and certain interest costs under the Title I Program administered by the FHA. The Title I Loans originated by the Company in fiscal 1995 and 1996 had an average principal amount of approximately $15,160 and $17,414, respectively, and a weighted average interest rate of 14.5% and 13.9% per annum, respectively.

    The Company sells substantially all of the Conventional Loans and Title I Loans it originates and purchases through its securitization program and generally retains rights to service such loans. The Company sold through securitization transactions approximately $234.8 million and $723.1 million of strategic loans during fiscal 1995 and 1996, respectively. The Company earns servicing fees on a monthly basis ranging from 0.75% to 1.00% on the loans it services in the various securitization pools. At September 30, 1996, the principal amount of strategic loans in the Serviced Loan Portfolio was $1.3 billion. The Serviced Loan Portfolio includes strategic loans held for sale, and strategic loans that have been securitized and are serviced by the Company (including $68.0 million of loans subserviced by a third party).

BUSINESS STRATEGY

    The Company's goal is to become a leading consumer finance company. The Company believes that it can increase its Serviced Loan Portfolio and the volume of strategic loans available to be sold through securitization transactions by increasing the quantity of loans it originates, while maintaining loan underwriting quality and customer service. To achieve this goal, the Company has developed the following strategies:

    RISK MANAGEMENT. The Company intends to maintain loan underwriting quality by continuing to refine and employ its proprietary scoring technology (which includes, as a significant component, the credit evaluation scoring methodology developed by FICO). The Company expects to add personnel to its loan processing staff and to utilize advancements in computer technology to provide prompt turnaround, efficient underwriting procedures and accurate credit verification. The Company will continue to refine its credit information in order to improve its underwriting and its risk-based pricing models. In addition, by focusing primarily on the creditworthiness of borrowers rather than the collateral, the Company believes that it will be able to differentiate itself from other participants in the market.

    PRODUCT ORIGINATION.  The elements of this strategy include:

        BUILDING A NATIONAL FRANCHISE. The Company intends to develop consumer recognition of the FIRSTPLUS brand name through increased national television and local radio advertising, through the use of celebrity spokespersons, such as star quarterback Dan Marino, and through direct mailings and telemarketing.

        EXPANDING DIRECT LOAN ORIGINATION CHANNEL. The Company believes that Direct Loans will become a larger percentage of its originations. Moreover, based upon pricing, cost and quality, the Company believes Direct Loans could become the Company's most profitable origination channel and could decrease the Company's exposure to competitive pricing pressures in the Correspondent Loan market. In pursuit of that strategy, in November 1995 the Company acquired FIRSTPLUS East, in May 1996 the Company acquired FIRSTPLUS West, and in October 1996 the Company acquired National, each of which has certain direct-to-consumer lending capabilities. The Company intends to make acquisitions of other Correspondent Lenders and also intends to continue its hiring of direct-to-consumer marketing professionals.

        DEVELOPING THE PERSONAL CONSUMER FINANCE BUSINESS. Through the acquisition of personal consumer loan companies such as National, the Company will seek to expand its market share in the personal consumer loan market. In addition, such acquisitions will serve to expand the Company's retail branch network from which it can originate personal consumer loans and strategic loans and develop brand name recognition.

        MITIGATING NEGATIVE CASH FLOW. The Company expects to increase its interest income and, therefore, reduce the amount of cash used in its operating activities by maintaining a significant quantity of loans on its balance sheet as "loans held for sale, net" and by acquiring and/or developing companies in related businesses, such as the personal consumer finance business, that generate positive cash flow.

        INCREASING THE CORRESPONDENT LENDER NETWORK. The Company intends to further develop its Correspondent Loan business by increasing its network of regional independent correspondent lenders.

        HIRING EXPERIENCED MANAGEMENT. In order to effectively manage its growth, the Company intends to continue to pursue the hiring of experienced personnel to expand its marketing, underwriting and servicing capabilities.

LOAN PRODUCTS

    The Company originates Conventional and Title I Loans. Each of those products is typically secured by a mortgage lien, although the Company occasionally originates unsecured Title I Loans. The loans funded by the Company are used for debt consolidation and a wide variety of home improvement projects, such as exterior/interior finishing, structural additions, roofing, plumbing, heating and insulation. The Company lends to borrowers in various credit categories. See "--Underwriting."

    CONVENTIONAL LOANS. A Conventional Loan is a non-insured consumer loan specifically undertaken for debt consolidation and/or to pay for home improvement projects. Substantially all of the Conventional Loans originated by the Company are secured by second mortgage liens. The Company relies principally on the creditworthiness of the borrower, and to a lesser extent on the underlying collateral, for repayment of Conventional Loans. The average size of a Conventional Loan made by the Company during fiscal 1995 and 1996 was approximately $17,426 and $27,671, respectively. During fiscal 1994, 1995 and 1996, originations of Conventional Loans accounted for approximately 56.2%, 50.7% and 88.9%, respectively, of the Company's total strategic loan originations.

    Under the Company's "Buster Plus" Conventional Loan program, a minimum of 40% of the gross loan amount must be used for home improvement purposes. The balance of the gross loan amount can be used for any combination of debt consolidation, closing costs and an allowable cash out, subject to a cash out maximum. The cash out portion may be used to purchase property, other than real property. The loan terms under the Buster Plus program range from one to 25 years.

    The following table sets forth certain information with respect to the Company's Buster Plus Conventional Loan program as currently in effect:

                     BUSTER PLUS CONVENTIONAL LOAN PROGRAM

 CREDIT                   MAXIMUM LOAN      MAXIMUM     MAXIMUM CASH
  GRADE    FICO SCORE      AMOUNT(1)         LTV(2)        OUT(3)
---------  -----------  ----------------  ------------  ------------
A+               700+      $   80,000          125.0%    $   25,000
A           680 - 699      $   70,000          125.0%    $   20,000
B+          660 - 679      $   60,000          125.0%    $   15,000
B           640 - 659      $   50,000          125.0%    $   10,000
C+          620 - 639      $   40,000          125.0%    $    5,000
C/D                    Not available for this program

------------------------

(1) The maximum loan amount includes all closing costs and, for all credit grades, is $25,000 for condominiums, two- to four-family housing units and manufactured housing.

(2) LTV is determined by adding all debt secured by the property and dividing the result by the value of the property. The maximum LTV for condominiums, two- to four-family housing units and manufactured housing is 100%, on all grades. Does not give effect to any increased value resulting from the home improvement portion of the loan.

(3) Amounts are subject to a minimum of 40% being used for home improvement purposes.

    Under the Company's "Debt Buster" Conventional Loan program, the entire gross loan amount can be used for any combination of debt consolidation, closing costs and an allowable cash out, subject to a cash out maximum. The cash-out portion may be used to purchase property, other than real property. The loan terms under the Debt Buster program range from one to 25 years.

    The following table sets forth certain information with respect to the Company's Debt Buster Conventional Loan program as currently in effect:

                     DEBT BUSTER CONVENTIONAL LOAN PROGRAM

 CREDIT                   MAXIMUM LOAN      MAXIMUM     MAXIMUM CASH
  GRADE    FICO SCORE      AMOUNT(1)         LTV(2)        OUT(3)
---------  -----------  ----------------  ------------  ------------
A+               700+      $   65,000          125.0%    $   25,000
A           680 - 699      $   55,000          125.0%    $   20,000
B+          660 - 679      $   45,000          125.0%    $   15,000
B           640 - 659      $   35,000          125.0%    $   10,000
C+          620 - 639      $   20,000          125.0%    $    5,000
C/D                    Not available for this program

------------------------

(1) The maximum loan amount includes all closing costs and, for all credit grades, is $25,000 for condominiums, two- to four-family housing units and manufactured housing.

(2) LTV is determined by adding all debt secured by the property and dividing the result by the value of the property. The maximum LTV for condominiums, two- to four-family housing units and manufactured housing is 100%, on all grades. Does not give effect to any increased value resulting from the home improvement portion of the loan.

(3) Amounts are subject to a minimum of 40% being used for home improvement purposes.

    TITLE I LOANS. Several types of loans may be made under the Title I Program, including property improvement loans to finance the alteration, repair or improvement of existing single family, multifamily and non-residential structures. Under the Title I Program, loan processing and credit determination procedures are carried out by the lending institution. Under the Title I Program, the FHA does not review individual loans at the time of approval, except when the amount of a Title I Program loan would result in any borrower having a total unpaid principal obligation on all Title I Loans in excess of $25,000. No equity is required in the property subject to improvement for loans of $25,000 or less. Title I Loans are fully amortizing with maximum terms to maturity of 20 years. All borrowers are required to possess one-half vested interest or more in the property subject to improvement and are qualified based upon their ability to make monthly payments rather than on the loan-to-value ratio on the underlying real estate collateral.

    The Title I Program is an insurance program. A loan owner under the Title I Program assumes the risk of losing up to 10% of the principal balance on every loan, plus certain expenses submitted to the FHA for an insurance claim, plus a portion of the interest on such loans. The FHA insures the remaining 90% of the principal balance of each loan and certain interest costs, provided that the owner has not depleted its loss reserve account established with HUD and the loan was originated within HUD guidelines. The HUD loss reserve account balance is adjusted by HUD as claims are paid and new Title I Loans are acquired. If at any time claims exceed the loss reserve balance, the remaining Title I Loans will be uninsured until the reserve account balance is increased by new loan originations or purchases. When Title I Loans are securitized, all loss reserves related to the securitized loans are transferred to the securitization trust. As a result, the Company's loss reserve account is significantly reduced after each of the Company's securitization transactions until new originations or purchases replenish the Company's HUD loss reserve account. The loan owner generally pays to HUD an insurance charge equal to 0.5% of the loan amount, multiplied by the number of years of the loan term.

    The average size of a Title I Loan originated by the Company for fiscal 1995 and 1996 was approximately $15,160 and $17,414 respectively. During fiscal 1994, 1995 and 1996, originations of Title I Loans accounted for approximately 43.8%, 49.3% and 11.1%, respectively, of the Company's total strategic loans originated.

    CONSUMER LOANS. On October 1, 1996, the Company acquired National, a personal consumer finance company with 26 branch offices located in Mississippi and Tennessee and with approximately $15.3 million in finance receivables at the date of the acquisition. The acquisition was accounted for as a pooling of interests. It is the Company's desire to acquire additional consumer finance companies that have positive cash flows and established branch networks. The Company intends to deliver its Direct Loans, in addition to the traditional personal consumer finance products already offered, in such branches.

    Consumer finance loans are typically secured by personal property and other consumer products, evidenced by UCC filings, for amounts averaging between $1,500 and $2,000 per loan and for a term of approximately 18 months, although many of the loans are refinanced prior to maturity. National makes its credit decisions primarily on its assessment of a customer's ability to repay the obligation. In making a credit decision, in addition to the size of the obligation, National generally considers a customer's income level, type and length of employment, stability of residence, personal references and prior credit history. Volume yields range from 24% to 39% on personal loans and 18% to 24% on sales finance contracts. The average collection yield for all accounts is approximately 34%.

LOAN ORIGINATION CHANNELS

    The Company originates Correspondent Loans through its network of regional independent correspondent lenders and Direct Loans through direct mail, telemarketing and advertising. Historically, the Company originated Contractor Loans through the Company's network of independent home improvement contractors. Recently, however, the Company discontinued its purchases of Contractor Loans and began using certain of its larger independent home improvement contractors for Direct Loan referrals. From time to time the Company makes selected purchases of Bulk Loans as another means of increasing the Serviced Loan Portfolio. As a result of its recent acquisitions, the Company makes certain non-strategic loans, which the Company intends to discontinue.

    The table below presents for strategic and non-strategic loans the loan production (by dollar amounts and number of loans) and the weighted average coupon ("WAC") for each quarter since the beginning of fiscal 1995:

                            LOAN PRODUCTION AND WAC

                                                                  THREE MONTHS ENDED
                      -----------------------------------------------------------------------------------------------------------
                         DECEMBER 31, 1994            MARCH 31, 1995              JUNE 30, 1995            SEPTEMBER 30, 1995
                      ------------------------   ------------------------   -------------------------   -------------------------
                      DOLLARS  #UNITS    WAC     DOLLARS  #UNITS    WAC     DOLLARS   #UNITS    WAC     DOLLARS   #UNITS    WAC
                      -------  ------   ------   -------  ------   ------   --------  ------   ------   --------  ------   ------
                                                                (DOLLARS IN THOUSANDS)
STRATEGIC LOANS
Correspondent Loans:
  Conventional......  $ --      --       --  %   $ 2,114    146    15.48%   $    682     75    14.94%   $ 33,698  1,407    14.74%
  Title I...........    --      --       --        4,950    232    13.61      13,571    665    13.52      26,851  1,774    13.74
                      -------  ------   ------   -------  ------   ------   --------  ------   ------   --------  ------   ------
    Total...........  $ --      --       --  %   $ 7,064    378    13.64%   $ 14,253    740    13.66%   $ 60,549  3,181    14.22%
                      -------  ------   ------   -------  ------   ------   --------  ------   ------   --------  ------   ------
                      -------  ------   ------   -------  ------   ------   --------  ------   ------   --------  ------   ------
Direct Loans:
  Conventional......  $ --      --       --  %   $ --      --       --  %   $  --      --       --  %   $    310     13    15.54%
  Title I...........    --      --       --           16      2    15.26         454     30    15.07         126      8    15.14
                      -------  ------   ------   -------  ------   ------   --------  ------   ------   --------  ------   ------
    Total...........  $ --      --       --  %   $    16      2    15.26%   $    454     30    15.07%   $    436     21    15.42%
                      -------  ------   ------   -------  ------   ------   --------  ------   ------   --------  ------   ------
                      -------  ------   ------   -------  ------   ------   --------  ------   ------   --------  ------   ------
Contractor Loans:
  Conventional......  $ 4,248   390     15.80%   $ 5,303    442    16.25%   $  7,022    497    15.77%   $  7,249    509    15.12%
  Title I...........    2,719   256     15.56      2,968    278    15.56       3,690    333    14.97       3,612    311    14.24
                      -------  ------   ------   -------  ------   ------   --------  ------   ------   --------  ------   ------
    Total...........  $ 6,967   646     15.76%   $ 8,271    720    16.02%   $ 10,712    830    15.48%   $ 10,861    820    14.79%
                      -------  ------   ------   -------  ------   ------   --------  ------   ------   --------  ------   ------
                      -------  ------   ------   -------  ------   ------   --------  ------   ------   --------  ------   ------
Bulk Loans:
  Conventional......  $   108    25      --  %   $ 2,063    142     --  %   $ 12,392  1,036     --  %   $  1,454    108     --  %
  Title I...........    --      --       --        4,606    336     --        86,695  5,907     --         1,034    289     --
                      -------  ------   ------   -------  ------   ------   --------  ------   ------   --------  ------   ------
    Total...........  $   108    25      --  %   $ 6,669    478     --  %   $ 99,087  6,943     --  %   $  2,488    397     --  %
                      -------  ------   ------   -------  ------   ------   --------  ------   ------   --------  ------   ------
                      -------  ------   ------   -------  ------   ------   --------  ------   ------   --------  ------   ------
Total Strategic Loan
  Production:
  Conventional......  $ 4,356   415     15.80%   $ 9,480    730    16.03%   $ 20,096  1,608    15.70%   $ 42,711  2,037    14.81%
  Title I...........    2,719   256     15.56     12,540    848    14.34     104,410  6,935    13.86      31,623  2,382    13.80
                      -------  ------   ------   -------  ------   ------   --------  ------   ------   --------  ------   ------
    Total...........  $ 7,075   671     15.76%   $22,020  1,578    14.92%   $124,506  8,543    14.45%   $ 74,334  4,419    14.31%
                      -------  ------   ------   -------  ------   ------   --------  ------   ------   --------  ------   ------
                      -------  ------   ------   -------  ------   ------   --------  ------   ------   --------  ------   ------
NON-STRATEGIC LOANS
Total Non-strategic
  Loan Production...  $14,308   289      9.43%   $11,809    465    12.06%   $ 18,784    683    11.94%   $ 38,522  1,023     9.84%
                      -------  ------   ------   -------  ------   ------   --------  ------   ------   --------  ------   ------
                      -------  ------   ------   -------  ------   ------   --------  ------   ------   --------  ------   ------
Total Loan
  Production:.......  $21,383   960     10.11%   $33,829  2,043    13.54%   $143,290  9,226    13.31%   $112,856  5,442    12.68%
                      -------  ------   ------   -------  ------   ------   --------  ------   ------   --------  ------   ------
                      -------  ------   ------   -------  ------   ------   --------  ------   ------   --------  ------   ------

                                             (TABLE CONTINUES ON FOLLOWING PAGE)

(TABLE CONTINUED FROM PRECEDING PAGE)

                                                                  THREE MONTHS ENDED
                      -----------------------------------------------------------------------------------------------------------
                          DECEMBER 31, 1995            MARCH 31, 1996              JUNE 30, 1996            SEPTEMBER 30, 1996
                      -------------------------   -------------------------   ------------------------   ------------------------
                      DOLLARS   #UNITS    WAC     DOLLARS   #UNITS    WAC     DOLLARS   #UNITS   WAC     DOLLARS   #UNITS   WAC
                      --------  ------   ------   --------  ------   ------   --------  ------  ------   --------  ------  ------
                                                                (DOLLARS IN THOUSANDS)
STRATEGIC LOANS
Correspondent Loans:
  Conventional......  $ 73,165  2,871    14.77%   $100,021  3,817    14.45%   $233,343   8,141  14.63%   $508,729  17,871  14.59%
  Title I...........    44,098  2,930    13.72      19,118    924    13.63      18,672     917  13.95      25,655   1,197  13.52
                      --------  ------   ------   --------  ------   ------   --------  ------  ------   --------  ------  ------
    Total...........  $117,263  5,801    14.39%   $119,139  4,741    14.32%   $252,015   9,058  14.58%   $534,384  19,068  14.54%
                      --------  ------   ------   --------  ------   ------   --------  ------  ------   --------  ------  ------
                      --------  ------   ------   --------  ------   ------   --------  ------  ------   --------  ------  ------
Direct Loans:
  Conventional......  $    573     25    16.78%   $  4,893    174    15.77%   $  8,256     332  16.19%   $ 30,659   1,192  16.10%
  Title I...........       111      4    15.71         237     12    15.97         277      17  15.62         109       8  15.60
                      --------  ------   ------   --------  ------   ------   --------  ------  ------   --------  ------  ------
    Total...........  $    684     29    16.60%   $  5,130    186    15.78%   $  8,533     349  16.16%   $ 30,768   1,200  16.04%
                      --------  ------   ------   --------  ------   ------   --------  ------  ------   --------  ------  ------
                      --------  ------   ------   --------  ------   ------   --------  ------  ------   --------  ------  ------
Contractor Loans:
  Conventional......  $  4,290    312    14.90%   $  2,590    161    14.60%   $  1,525      85  13.53%   $    799      32  12.97%
  Title I...........     5,023    370    14.74       3,245    249    14.73       3,108     226  14.05         974      73  14.06
                      --------  ------   ------   --------  ------   ------   --------  ------  ------   --------  ------  ------
    Total...........  $  9,313    682    14.80%   $  5,835    410    14.68%   $  4,633     311  13.87%   $  1,773     105  13.57%
                      --------  ------   ------   --------  ------   ------   --------  ------  ------   --------  ------  ------
                      --------  ------   ------   --------  ------   ------   --------  ------  ------   --------  ------  ------
Bulk Loans:
  Conventional......  $ 36,309  1,303     --  %   $  --      --       --  %   $  --       --     --  %   $  --       --     --  %
  Title I...........     --      --       --         --      --       --         --       --     --         --       --     --
                      --------  ------   ------   --------  ------   ------   --------  ------  ------   --------  ------  ------
    Total...........  $ 36,309  1,303     --  %   $  --      --       --  %   $  --       --     --  %   $  --       --     --  %
                      --------  ------   ------   --------  ------   ------   --------  ------  ------   --------  ------  ------
                      --------  ------   ------   --------  ------   ------   --------  ------  ------   --------  ------  ------
Total Strategic Loan
  Production:
  Conventional......  $114,337  4,511    14.79%   $107,504  4,152    14.51%   $243,124   8,558  14.68%   $540,187  19,095  14.57%
  Title I...........    49,232  3,304    13.83      22,600  1,185    13.81      22,057   1,160  13.99      26,738   1,278  13.53
                      --------  ------   ------   --------  ------   ------   --------  ------  ------   --------  ------  ------
    Total...........  $163,569  7,815    14.43%   $130,104  5,337    14.39%   $265,181   9,718  14.62%   $566,925  20,373  14.52%
                      --------  ------   ------   --------  ------   ------   --------  ------  ------   --------  ------  ------
                      --------  ------   ------   --------  ------   ------   --------  ------  ------   --------  ------  ------
NON-STRATEGIC LOANS
Total Non-strategic
  Loan Production...  $ 61,424  1,153     9.38%   $141,129  1,948     8.33%   $118,325   1,760   9.15%   $ 61,293   1,163   9.65%
                      --------  ------   ------   --------  ------   ------   --------  ------  ------   --------  ------  ------
                      --------  ------   ------   --------  ------   ------   --------  ------  ------   --------  ------  ------
Total Loan
  Production:.......  $224,993  8,968    13.07%   $271,233  7,285    11.82%   $383,506  11,478  13.43%   $628,218  21,536  14.04%
                      --------  ------   ------   --------  ------   ------   --------  ------  ------   --------  ------  ------
                      --------  ------   ------   --------  ------   ------   --------  ------  ------   --------  ------  ------

    CORRESPONDENT LOANS. Correspondent Loans are originated and closed by independent correspondent lenders in accordance with the Company's own underwriting standards and are subsequently purchased by the Company. Commencing in the second quarter of fiscal 1995, the Company implemented a Correspondent Loan program. During fiscal 1995 and 1996, the Company purchased approximately $81.9 million and $1.0 billion of Correspondent Loans, respectively. The Company typically purchases Correspondent Loans at or above the par value of such loans. The average principal amount of Correspondent Loans originated during fiscal 1995 and 1996 was $19,043 and $26,451, respectively. The Company anticipates that its correspondent operations will continue to expand and represent the majority of its overall business in the short-to-mid-term.

    The Company's Correspondent Loan program involves the purchase of both Conventional Loans and Title I Loans from independent correspondent lenders with whom the Company maintains ongoing relationships. These lenders are usually situated in local markets where they are able to contact borrowers and independent home improvement contractors directly. Correspondent lenders tend to be commercial banks or finance companies that lack the infrastructure to hold and service portfolios of Conventional or Title I Loans. Instead, these entities concentrate on originating loans and then selling that production at a premium.

    The Correspondent Loan program benefits the Company by providing a cost-effective means for the Company to market to borrowers who are not easily accessible by the Company. Furthermore, the correspondent agreements require that the selling institution warrant the validity and enforceability of the loan, thereby reducing the risk of fraud or improper documentation. In the event such warranty is breached, the Company may require the correspondent lender to repurchase such loan. The Correspondent Loan market is very competitive, and loans sold by correspondent lenders are generally priced at a premium of between 2% to 7% over par value, as compared to purchase prices at par or slightly below par for loans originated by the Company through other channels.

    The Company currently purchases Correspondent Loans in 26 states from 306 independent correspondent lenders. During fiscal 1995 and 1996, approximately 79.8% and 48.6%, respectively (by dollar volume), of the Company's Correspondent Loans were originated from ten independent correspondent lenders. The Company allows independent correspondent lenders to participate in the Company's correspondent operations only after a review of their reputation, consumer finance lending experience and financial condition, including a review of references, credit history and financial statements. The development of new independent correspondent lender relationships is directed by marketing managers.

    Generally, the independent correspondent lender prepares the loan application, assembles the supporting documentation and processes the loan. Once the loan package is complete, it is submitted to the Company's Correspondent Loan underwriting personnel, who review each loan package and, in some cases, perform independent employment and credit verification and arrange for a review of the appraisal, if any, submitted with the loan package. Each Correspondent Loan is separately underwritten by the Company in accordance with the Company's own underwriting standards. See "--Underwriting." If the loan package meets the Company's underwriting criteria, the Correspondent Loan is closed by the originating lender and then purchased by the Company. The Company typically approves the loan within two business days of a complete loan package being submitted by the correspondent lender.

    DIRECT LOANS. The Company originated approximately $906,000 and $45.1 million principal amount of Direct Loans in fiscal 1995 and 1996, respectively. Direct Loans are typically originated through direct mailings, telemarketing and advertising. The Direct Loan origination channel is the Company's newest marketing strategy and is designed to decrease the costs and increase the volume, size and quality of its loan originations. The Company targets its marketing efforts at creditworthy homeowners who qualify as candidates for home improvement projects or have debt consolidation needs, but have little equity in their homes. Recently, the Company began using certain of its larger independent home improvement contractors for Direct Loan referrals. Direct Loan borrowers typically pay fees that range between 3% to 7% of the loan amount at closing. Management believes that this program will distinguish the Company from other major home lenders as its FIRSTPLUS name recognition increases. Direct Loan applications are processed and underwritten by Company personnel and are funded directly by the Company. For Direct Loans originated during fiscal 1995 and 1996, the average principal amount was $17,094 and $25,575, respectively.

    BULK PURCHASES. The Company occasionally makes bulk purchases of pools of home improvement and debt consolidation loans. Bulk Loans are originated and closed by various lenders that package the loans and then sell them in pools to financing companies such as the Company. Although the Company has significantly reduced its Bulk Loan purchases and instead has focused on Direct and Correspondent Loans, the Company may choose to compete in this loan origination channel again in subsequent quarters. The Company generally has purchased Bulk Loans from finance companies and savings and loan associations through a competitive bidding process. The Company has typically purchased such loans at between 1% and 5% above the par value of such loans. The Company reviews the Bulk Loan portfolio to ensure that it substantially complies with the Company's underwriting criteria. For larger Bulk Purchases, the Company generally hires a third party to undertake the review process, which consists of reviewing either all loans in the portfolio or a sample of loans, depending on the size of the portfolio. Since the Company usually must purchase the entire portfolio being offered, some individual loans may not meet the Company's underwriting standards.

    CONTRACTOR LOANS. The Company has discontinued its purchases of Contractor Loans and has begun using certain of its larger independent home improvement contractors for Direct Loan referrals.

    NON-STRATEGIC LOANS. The Company acquired FIRSTPLUS East primarily to use its direct mail capabilities as a platform from which to expand the Company's Direct Loan program. FIRSTPLUS East began developing its Direct Loan program for marketing strategic loans during 1995 and has conducted Direct Loan mailings in the markets it serves in North and South Carolina. FIRSTPLUS East's historical operations consisted of the origination of first lien home mortgage loans, including residential construction loans. FIRSTPLUS East originated these loans through its eight locations in North and South Carolina. Prior to its acquisition by the Company, FIRSTPLUS East sold its first mortgage production as a correspondent lender to various third-party financial institutions. The Company has discontinued originating first mortgage loans through FIRSTPLUS East and has converted its operations to strategic loan originations.

    In addition, the Company acquired FIRSTPLUS West, a former correspondent lender to the Company. FIRSTPLUS West is an originator of Conventional and Title I Loans and originated approximately $260.6 million of non-strategic loans during fiscal 1996. These loans were sold through third-party financial institutions on a whole-loan basis, servicing released. FIRSTPLUS West originates non-strategic loans through its retail offices in Seattle, Denver and Atlanta and through an 80-person telemarketing division in Denver. The Company has begun to phase out the origination of FIRSTPLUS West's non-strategic loan products and to emphasize FIRSTPLUS West's strategic Direct Loan products.

MARKETING

    The Company's marketing program is designed to develop national recognition of the FIRSTPLUS brand name. To achieve this objective, the Company employs an advertising strategy that includes a combination of national television, radio and direct mail advertising. The television campaign features the Company's spokesperson, star quarterback Dan Marino. The national television advertising is reinforced through direct mailings and radio advertisements to targeted borrowers in local markets. Customer applications are taken by the Company through the use of its 1-800-510-PLUS phone number and its telemarketing operation.

    The Company also is pursuing an affinity marketing strategy. The Company currently sponsors the Eddie Cheever Indy race team, the U.S. Indy Racing League, NASCAR racing and celebrity golf tournaments in Texas, Florida and Puerto Rico. The Company has representatives at such events to gather information from prospective customers and also to provide loan applications. Additionally, the Company is developing alliances with home improvement retailers to further the distribution of its home improvement loan products, whereby customers will be able to apply for loans at kiosks located in home improvement stores throughout the country, although no definitive agreements with respect to such alliances have yet been executed.

UNDERWRITING

    The Company's underwriting group primarily operates out of the Company's Dallas, Texas headquarters. The Company receives loan applications from its network of independent correspondent lenders and independent home improvement contractors via facsimile machines. In addition, individuals respond to the Company's direct marketing program by mail or through direct telephone contact with Company representatives. Loan applications are monitored by the Company's tracking department to ensure prompt turnaround, efficient underwriting procedures and accurate credit verification. The loan processing staff prepares an application file by obtaining credit bureau reports, highlighting any significant credit events and prioritizing applications that need immediate attention before submitting the application to the appropriate loan underwriter. The Company applies the same underwriting criteria to Correspondent Loans. The Company's underwriters have an average of seven years of banking, finance and consumer loan experience. The Company has put in place a credit policy that provides a number of guidelines to assist underwriters in the credit decision process.

    Loans are classified by the Company into seven gradations of quality, from "A+" to "D" credits. However, the Company currently makes loans only to borrowers it classifies as "C+" or better for Conventional Loans and "C" or better for Title I Loans. The Company's methodology for determining loan quality considers primary credit characteristics, and a series of parameters based on property types. Primary characteristics include the borrower's FICO score, debt-to-income ratio, mortgage credit history, consumer credit history, bankruptcies, foreclosures, notice of defaults, deeds in lieu of foreclosure and repossessions. The Company believes that the most important credit characteristics are the borrower's FICO score and debt-to-income ratio, the latter of which, may not exceed 50% of the applicant's gross income and may only exceed 45% of the applicant's gross income for B+ or higher credits with strong disposable income. The Company is currently developing an algorithm based on the consumer credit file, which, when coupled with the FICO score (a dominant factor used in assessing the consumer credit file), provide a means to assess the applicant's probability of default. The algorithm utilized by the Company includes such credit checks as age, present delinquency review, minimum satisfactory rated accounts and maximum derogatory counters. The Company's algorithm, when developed, will act as a cutoff, segregating likely deficit candidates from the entire pool of applicants in an automated fashion. The primary factors operate based upon the lowest common denominator principle and determine parameters to be followed for that loan. The parameters limit the size of the loan and LTV by grade and property type. Generally, there are no LTV restrictions for Title I Loans.

    The following table summarizes the underlying borrower characteristics for each classification used by the Company.

                                                CONSUMER
                        EXISTING                HISTORY                BANKRUPTCY           DEBT SERVICE-TO-
CLASSIFICATION(1)        MORTGAGE              FICO SCORE               FILINGS             INCOME RATIO(2)
---------------  ----------------------  ----------------------  ----------------------  ----------------------
"A+" Credit      No 30-day late payment           700+           None allowed            Generally 50% or less
                 in last 12 months and
                 no 60-day late payment
                 ever

"A" Credit       Maximum of one 30-day         680 - 699         None allowed            Generally 50% or less
                 late payment in last
                 12 months and no
                 60-day late payment
                 ever

"B+" Credit      Maximum of two 30-day         660 - 679         None allowed            Generally 50% or less
                 late payments in last
                 12 months and no
                 60-day late payments
                 ever

"B" Credit       Maximum of two 30-day         640 - 659         Must have been          Generally 45% or less
                 late payments in last                           discharged for at
                 12 months and no                                least three years with
                 60-day late payment                             reestablished credit
                 ever                                            prior to closing

"C+" Credit      Maximum of three              620 - 639         Must have been          Generally 45% or less
                 30-day late payments                            discharged for at
                 in last 12 months and                           least three years with
                 no 60-day late payment                          reestablished credit
                 ever                                            prior to closing

------------------------

(1) The Company does not originate Conventional Loans to borrowers it classifies as "C" or "D" credits or Title I Loans to borrowers it classifies as "D" credits.

(2) Calculated by dividing the borrower's debt obligations (after any debt consolidation) by their monthly gross earnings.

SERVICING OPERATIONS

    GENERAL. The Company services all of the loans it originates or purchases at its headquarters in Dallas, Texas, except for $68.0 million of loans subserviced by Citizens. Prior to the Combination and the acquisition of FIRSTPLUS Financial's loan servicing operations, SFAC did not service any of its loans. See "--Combination." The Company's servicing includes collecting and remitting loan payments, accounting for principal and interest, contacting delinquent borrowers, handling borrower defaults, recording mortgages and assignments, investor and securitization reporting and management portfolio reporting. It is the Company's strategy to grow and build its Serviced Loan Portfolio.

    The Company receives a servicing fee based on a percentage of the declining principal balance of each loan serviced. Servicing fees are collected by the Company out of the borrower's monthly loan payments. In addition, the Company, as servicer, receives most late and assumption charges paid by the borrower, as well as other miscellaneous fees for performing various loan servicing functions. In connection with the $86.7 million Bulk Loan purchase from Citizens, the Company permitted Citizens to continue as subservicer of the purchased portfolio for a fee equal to one percent of the underlying loan balance (as collected). The Company made this decision in exchange for paying a lower purchase price for the loan portfolio. Although the Company intends to service substantially all Bulk Loans purchased in the future, the Company may again choose to allow the prior servicer to continue as servicer if the Company believes that it is economically beneficial for the Company. In general, such a decision by the Company should have an immaterial effect on the Company's results of operations and financial condition.

    The Serviced Loan Portfolio is subject to reduction by normal monthly payments, by prepayments, foreclosures and chargeoffs. In general, revenues from the Serviced Loan Portfolio may be adversely affected as interest rates decline and loan prepayments increase. In some states in which the Company currently operates, prepayment fees may be limited or prohibited by applicable state law. In addition, the Company's ability to collect prepayment fees under certain circumstances will be restricted in future periods under recently enacted laws. Prepayment fees are prohibited on all Title I Loans. See
"--Regulation."

    The following table sets forth the dollar amount and average loan amount of Correspondent Loans, Contractor Loans, Direct Loans and Bulk Loans, each as subdivided into Conventional Loans and Title I Loans, included in the Serviced Loan Portfolio as of September 30, 1996, including loans subserviced by a third party:

                            SERVICED LOAN PORTFOLIO
                            AS OF SEPTEMBER 30, 1996

                                                                 CONVENTIONAL
                                                                    LOANS       TITLE I LOANS        TOTAL
                                                                --------------  --------------  ----------------
Correspondent Loans:
  Total dollar amount.........................................  $  764,914,000  $  133,639,000  $    898,553,000
  Average loan amount.........................................          27,609          19,854            26,094
Contractor Loans:
  Total dollar amount.........................................      23,290,000      55,065,000        78,355,000
  Average loan amount.........................................          13,188           6,714             7,861
Direct Loans:
  Total dollar amount.........................................      44,691,000       1,330,000        46,021,000
  Average loan amount.........................................          25,744          16,425            25,328
Bulk Loans:
  Total dollar amount.........................................     158,247,000      85,971,000       244,218,000
  Average loan amount.........................................          26,037          14,145            20,095
Total:
  Total dollar amount.........................................  $  991,142,000  $  276,005,000  $  1,267,147,000
  Average loan amount.........................................          26,583          13,094            21,714

    The Company originates loans from 45 states. The following table summarizes the loans in the Serviced Loan Portfolio by geographic location as of September 30, 1996:

                  GEOGRAPHIC CONCENTRATION OF STRATEGIC LOANS
                            AS OF SEPTEMBER 30, 1996

                                                                            LOANS        PERCENT
                                                                         ------------  -----------
                                                                          (DOLLARS IN THOUSANDS)
STATE:
  California...........................................................  $    750,883        59.2%
  Arizona..............................................................        63,260         5.0
  Nevada...............................................................        56,889         4.5
  Colorado.............................................................        54,051         4.3
  Texas................................................................        29,868         2.4
  All others (40 states)...............................................       312,196        24.6
                                                                         ------------       -----
    Total..............................................................  $  1,267,147       100.0%
                                                                         ------------       -----
                                                                         ------------       -----

    LOANS HELD FOR SALE. Loans held for sale are carried at the lower of cost or market. These loans represent investments the Company has made in loans that it currently expects to sell within a 180-day period. The Company may elect to hold the loans on its balance sheet for periods in excess of 180 days in the future in order to maximize the interest income resulting from holding such loans on the balance sheet as well as to reduce the costs related to securitization transactions. To implement such a strategy, it will be necessary for the Company to obtain alternative sources of funds to finance this longer warehouse period.

    The components of loans held for sale are as follows:

                                                                             SEPTEMBER 30,
                                                                         ---------------------
                                                                           1995        1996
                                                                         ---------  ----------
                                                                            (IN THOUSANDS)
Conventional Loans.....................................................  $  14,066  $  386,935
Title I Loans..........................................................      7,203      34,712
Non-strategic loans(1).................................................         28       3,540
                                                                         ---------  ----------
  Subtotal.............................................................     21,297     425,187
Participations sold....................................................       (902)     --
Allowance for possible credit losses...................................       (888)     (6,495)
Net purchase premiums (discount) on Conventional Loans.................        (72)     12,120
                                                                         ---------  ----------
  Total................................................................  $  19,435  $  430,812
                                                                         ---------  ----------
                                                                         ---------  ----------

------------------------

(1) Consists of first lien mortgage loans and construction loans.

    DELINQUENCIES AND FORECLOSURES. The Company's collection operations include customer complaint monitoring, resolution of inspection discrepancies, daily delinquency maintenance, legal remedies and HUD claims. Loans originated or purchased by the Company are generally secured by mortgages, deeds of trust, security deeds or deeds to secure debt, depending upon the prevailing practice in the state in which the property securing the loan is located. Depending on local law, foreclosure is effected by judicial action or nonjudicial sale, and is subject to various notice and filing requirements. In general, the borrower, or any person having a junior encumbrance on the real estate, may cure a monetary default by paying the entire amount in arrears plus other designated costs and expenses incurred in enforcing the obligation during a statutorily prescribed reinstatement period. Generally, state law controls the amount of foreclosure expenses and costs, including attorneys' fees, that may be recovered by a lender. After the reinstatement period has expired without the default having been cured, the borrower or junior lienholder no longer has the right to reinstate the loan and must pay the loan in full to prevent the scheduled foreclosure sale.

    Typically, the Company has chosen not to pursue foreclosures due to the costs involved. The Company may pursue foreclosure as an alternative in its default management process. The Company evaluates loans and determines whether foreclosure is economically and procedurally the most viable alternative for collection of each loan that is in default. For loans that reach the later states of delinquency (typically more than 91 days), a loan work-up is initiated. This work-up outlines the type of loan (Title I or Conventional
Loan), lien position (first or junior) and other qualification information. An appraisal is ordered from a select group of qualified appraisers approved by the Company in order to assess property value and calculate potential equity. If this initial assessment suggests that equity exists above certain thresholds, the Company will order a title opinion from a qualified source. The title opinion reveals lien position as well as any potential tax delinquency issues or judgments. Upon completion of this work-up, the recovery potential is assessed. For Title I Loans, if the recovery potential approximates 100% of the principal balance plus a pre-determined amount, the loan is considered for foreclosure. If this potential recovery is not met, the loan will be referred to HUD as a claim. For Conventional Loans, a determination is made on the partial or full recovery of principal balance and associated expense. If the recovery potential is sufficient from a cost/benefit/loss perspective, the Company may initiate foreclosure proceedings. If the evaluations indicate that foreclosure offers no economic advantage to the Company, it may be determined to secure and file a judgment against the borrower instead of pursuing further foreclosure efforts and incurring additional costs. In addition, the Company may choose to pursue garnishment proceedings against the borrower.

    The Company's loans under the Title I Loan Program are eligible for HUD insurance; this insurance insures 90% of Title I Loans, provided that the Company has not depleted its loss reserve account established with HUD and provided the loans were originated within applicable HUD guidelines. The balance in the loss reserve account is adjusted by HUD as claims are paid and new Title I Loans are originated or purchased. At September 30, 1996, claims in process for all loans serviced by the Company were approximately $4.3 million. If at any time claims exceed the Company's or any securitization trust's loss reserve balance, the remaining Title I Loans will be uninsured until the respective reserve account balance is increased by new loan originations or purchases. The Company's Conventional Loans are non-insured.

    The activity in the allowance for possible credit losses is summarized as follows:

                                                                                         YEAR ENDED SEPTEMBER 30,
                                                                                      -------------------------------
                                                                                        1994       1995       1996
                                                                                      ---------  ---------  ---------
                                                                                          (DOLLARS IN THOUSANDS)
Balance, beginning of year..........................................................  $     131  $     325  $   4,795
Allowance from FIRSTPLUS Financial acquisition......................................     --            160     --
Provision for possible credit losses................................................        264      4,452     59,644
Participations purchased with a reserve.............................................     --         --            215
Charge-offs, net....................................................................        (70)      (143)    (3,902)
                                                                                      ---------  ---------  ---------
Balance, end of year................................................................  $     325  $   4,794  $  60,752
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------
Components of Allowance:
Allowance for possible credit losses on loans held for sale.........................  $     325  $     888  $   6,495
Allowance for possible credit losses on loans sold..................................     --          3,906     54,257
                                                                                      ---------  ---------  ---------
  Total.............................................................................  $     325  $   4,794  $  60,752
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------
Allowance for possible credit losses on loans held for sale as a percentage of loans
  held for sale.....................................................................        4.7%       4.2%       1.5%
Allowance for possible credit losses on loans sold as a percentage of the
  outstanding balance of loans sold.................................................     --            1.8%       6.1%

    At September 30, 1996 and 1995, the gross allowance for possible credit losses on loans sold was approximately $69.6 million and $6.8 million, respectively, which was recorded at a discount using a risk-free discount rate of 6.5%.

    The following tables set forth delinquency, loss and default information with respect to the Serviced Loan Portfolio at the dates and for the periods indicated:

           DELINQUENCY CHARACTERISTICS OF THE SERVICED LOAN PORTFOLIO

                               FIRSTPLUS FINANCIAL(1)                             COMPANY
                            ----------------------------  -------------------------------------------------------
                            SEPTEMBER 30,  SEPTEMBER 30,      SEPTEMBER 30, 1995           SEPTEMBER 30, 1996
                                1993           1994       ---------------------------  --------------------------
                            -------------  -------------    TITLE I     CONVENTIONAL     TITLE I     CONVENTIONAL
                            TITLE I LOANS  TITLE I LOANS     LOANS          LOANS         LOANS         LOANS
                            -------------  -------------  ------------  -------------  ------------  ------------
                                                           (DOLLARS IN THOUSANDS)

Amount of Serviced
  Loan Portfolio at
  end of period...........    $  62,629      $  52,835     $  174,479     $  64,105     $  276,006    $  991,141
Delinquent loans as a
  percentage of loans
  serviced (period
  end)(2):
  31-60 days..............          3.1%           2.5%           2.1%          1.0%           2.1%          0.4%
  61-90 days..............          0.8            0.8            0.7           0.8            1.0           0.2
  91 days and over........          2.9            3.6            1.9           2.8            4.8           0.8
                            -------------  -------------  ------------  -------------  ------------  ------------
    Total.................          6.8%           6.9%           4.7%          4.6%           7.9%          1.4%
                            -------------  -------------  ------------  -------------  ------------  ------------
                            -------------  -------------  ------------  -------------  ------------  ------------

------------------------------

(1) Data is presented for FIRSTPLUS Financial because prior to October 4, 1994 the Company did not have servicing operations and because the servicing operations of FIRSTPLUS West for such periods related primarily to non-strategic loans.

(2) Includes loans on properties on which the Company is foreclosing and properties in bankruptcy, but excludes real estate owned.

                        LOSS AND DEFAULT CHARACTERISTICS
                         OF THE SERVICED LOAN PORTFOLIO

                                                              FIRSTPLUS
                                                            FINANCIAL (1)
                                                         --------------------
                                                                                         COMPANY
                                                              YEAR ENDED       ----------------------------
                                                             DECEMBER 31,       YEAR ENDED     YEAR ENDED
                                                         --------------------  DECEMBER 31,   SEPTEMBER 30,
                                                           1993       1994         1995           1996
                                                         ---------  ---------  -------------  -------------
Net losses as a percentage of the average Serviced Loan
 Portfolio(2)..........................................       0.39%      0.44%        0.04%          0.26%
Defaults as a percentage of the average Serviced Loan
 Portfolio(2)(3).......................................       2.04%      2.64%        0.69%          1.29%

------------------------

(1) Data is presented for FIRSTPLUS Financial because prior to October 4, 1994 the Company did not have servicing operations and because the servicing operations of FIRSTPLUS West for such periods related primarily to non-strategic loans.

(2) The average Serviced Loan Portfolio is calculated by adding the beginning and ending balances for the fiscal year and dividing the sum by two.

(3) A loan is defaulted when management deems that the loan is no longer collectible. Generally, this occurs after 180 days of delinquency.

    While the preceding tables generally indicate that the Company is experiencing declining delinquency, loss and default rates on its Serviced Loan Portfolio as a whole, such rates have followed the historical trends on a pool-by-pool basis, which trends assume increased rates of delinquencies over time. Although such increases to date have been within the parameters anticipated by the Company at the time of each securitization, there can be no assurance that such rates will not continue to increase. The Company estimates total delinquencies (i.e., loans more than 30 days past due) to average 6% to 9% over the life of each securitization. Loans selected by the Company to contribute to the securitization trusts generally must conform to delinquency, default and loss requirements of the securitization trusts and to the Company's own policy with regard to selecting loans to contribute. As these loans age, the securitization trusts will tend to experience gradual increases in delinquency, default and loss rates as the securitized loans trend toward historically higher delinquency, default and loss rates. The overall decline in such rates on the Serviced Loan Portfolio is principally due to the increased volume of loans originated by the Company. The Company calculates its delinquency and default rates by dividing the amount of delinquent or defaulted loans in the Serviced Loan Portfolio by the total Serviced Loan Portfolio. Since the Company is originating higher volumes of new loans that, due to their lack of seasoning, tend to have lower delinquency and default rates, the Company's overall delinquency and default rates have decreased. See "--Securitization."

    The following table sets forth certain delinquency and default information with respect to the Company's securitizations:

         DELINQUENCY AND DEFAULTS FOR THE COMPANY'S SECURITIZATIONS(1)

                                                          1994-1                  1995-1                  1995-2            1995-3
                                                  ----------------------  ----------------------  -----------------------  ---------
                                                                                (DOLLARS IN THOUSANDS)
As of September 30, 1995
Current.........................................  $  34,868       91.3%   $  15,139       92.5%   $   96,420       96.0%   $  65,297
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
31-60 days......................................  $   1,387        3.6%   $     453        2.8%   $    1,800        1.8%   $     199
61-90 days......................................        473        1.3          250        1.5           793        0.8          191
91 days and over................................      1,444        3.8          526        3.2         1,433        1.4           30
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
  Total.........................................  $   3,304        8.7%   $   1,229        7.5%   $    4,026        4.0%   $     420
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
Defaults/Defaults as a percentage of average
  monthly balance...............................  $      71        0.2%   $  --            0.0%   $   --            0.0%   $  --
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
As of December 31, 1995
Current.........................................  $  32,363       91.3%   $  14,259       93.0%   $   91,198       94.6%   $  72,189
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
31-60 days......................................  $   1,778        5.0%   $     444        2.9%   $    2,080        2.2%   $     947
61-90 days......................................        379        1.1          204        1.3           785        0.8          229
91 days and over................................        939        2.6          425        2.8         2,345        2.4          317
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
  Total.........................................  $   3,096        8.7%   $   1,073        7.0%   $    5,210        5.4%   $   1,493
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
Defaults/Defaults as a percentage of average
  monthly balance...............................  $     987        2.4%   $     490        3.0%   $      558        0.6%   $  --
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
As of March 31, 1996
Current.........................................  $  30,714       94.2%   $  13,811       93.8%   $   86,623       93.9%   $  69,666
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
31-60 days......................................  $     905        2.8%   $     278        1.9%   $    1,491        1.6%   $   1,295
61-90 days......................................        240        0.7          126        0.9           839        0.9          549
91 days and over................................        793        2.4          508        3.4         3,330        3.6          970
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
  Total.........................................  $   1,938        5.9%   $     912        6.2%   $    5,660        6.1%   $   2,814
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
Defaults/Defaults as a percentage of average
  monthly balance...............................  $     185        0.5%   $     106        0.7%   $      471        0.5%   $      97
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
As of June 30, 1996
Current.........................................  $  28,168       93.0%   $  13,020       92.9%   $   81,074       92.8%   $  66,220
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
31-60 days......................................  $     856        2.8%   $     399        2.8%   $    1,821        2.1%   $   1,288
61-90 days......................................        298        1.0          131        0.9           824        0.9          733
91 days and over................................        970        3.2          475        3.4         3,701        4.2        2,429
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
  Total.........................................  $   2,124        7.0%   $   1,005        7.1%   $    6,346        7.2%   $   4,450
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
Defaults/Defaults as a percentage of average
  monthly balance...............................  $     199        0.6%   $     225        1.6%   $    1,111        1.2%   $     137
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
As of September 30, 1996
Current.........................................  $  26,145       93.0%   $  11,680       91.2%   $   75,587       92.3%   $  62,175
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
31-60 days......................................  $     716        2.5%   $     551        4.3%   $    1,774        2.2%   $   1,665
61-90 days......................................        243        0.9          114        0.9           820        1.0          894
91 days and over................................      1,005        3.6          464        3.6         3,722        4.5        2,118
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
  Total.........................................  $   1,964        7.0%   $   1,129        8.8%   $    6,316        7.7%   $   4,677
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
Defaults/Defaults as a percentage of average
  monthly balance...............................  $     320        1.1%   $     265        2.0%   $    1,537        1.8%   $     857
                                                  ---------        ---    ---------        ---    ----------        ---    ---------
                                                  ---------        ---    ---------        ---    ----------        ---    ---------

                                                                       1995-4
                                                               ----------------------

As of September 30, 1995
Current.........................................       99.4%
                                                        ---
                                                        ---
31-60 days......................................        0.3%
61-90 days......................................        0.3
91 days and over................................        0.0
                                                        ---
  Total.........................................        0.6%
                                                        ---
                                                        ---
Defaults/Defaults as a percentage of average
  monthly balance...............................        0.0%
                                                        ---
                                                        ---
As of December 31, 1995
Current.........................................       98.0%   $  74,663       99.7%
                                                        ---    ---------        ---
                                                        ---    ---------        ---
31-60 days......................................        1.3%   $     218        0.3%
61-90 days......................................        0.3           16        0.0
91 days and over................................        0.4           25        0.0
                                                        ---    ---------        ---
  Total.........................................        2.0%   $     259        0.3%
                                                        ---    ---------        ---
                                                        ---    ---------        ---
Defaults/Defaults as a percentage of average
  monthly balance...............................        0.0%   $  --            0.0%
                                                        ---    ---------        ---
                                                        ---    ---------        ---
As of March 31, 1996
Current.........................................       96.1%   $  77,427       98.5%
                                                        ---    ---------        ---
                                                        ---    ---------        ---
31-60 days......................................        1.8%   $     618        0.8%
61-90 days......................................        0.8          225        0.3
91 days and over................................        1.3          275        0.4
                                                        ---    ---------        ---
  Total.........................................        3.9%   $   1,118        1.5%
                                                        ---    ---------        ---
                                                        ---    ---------        ---
Defaults/Defaults as a percentage of average
  monthly balance...............................        0.1%   $      40        0.1%
                                                        ---    ---------        ---
                                                        ---    ---------        ---
As of June 30, 1996
Current.........................................       93.8%   $  73,917       95.9%
                                                        ---    ---------        ---
                                                        ---    ---------        ---
31-60 days......................................        1.8%   $   1,283        1.7%
61-90 days......................................        1.0          782        1.0
91 days and over................................        3.4        1,084        1.4
                                                        ---    ---------        ---
  Total.........................................        6.2%   $   3,149        4.1%
                                                        ---    ---------        ---
                                                        ---    ---------        ---
Defaults/Defaults as a percentage of average
  monthly balance...............................        0.2%   $     100        0.1%
                                                        ---    ---------        ---
                                                        ---    ---------        ---
As of September 30, 1996
Current.........................................       93.0%   $  70,611       95.4%
                                                        ---    ---------        ---
                                                        ---    ---------        ---
31-60 days......................................        2.5%   $   1,380        1.9%
61-90 days......................................        1.3          687        0.9
91 days and over................................        3.2        1,356        1.8
                                                        ---    ---------        ---
  Total.........................................        7.0%   $   3,423        4.6%
                                                        ---    ---------        ---
                                                        ---    ---------        ---
Defaults/Defaults as a percentage of average
  monthly balance...............................        1.2%   $     395        0.5%
                                                        ---    ---------        ---
                                                        ---    ---------        ---

                                             (TABLE CONTINUES ON FOLLOWING PAGE)

(TABLE CONTINUED FROM PRECEDING PAGE)

                                                                        1996-1                  1996-2           1996-A
                                                                ----------------------  ----------------------  ---------
                                                                                 (DOLLARS IN THOUSANDS)
As of March 31, 1996
Current.......................................................  $ 117,919       99.3%
                                                                ---------        ---
                                                                ---------        ---
31-60 days....................................................  $     326        0.3%
61-90 days....................................................        361        0.3
91 days and over..............................................         75        0.1
                                                                ---------        ---
  Total.......................................................  $     762        0.7%
                                                                ---------        ---
                                                                ---------        ---
Defaults/Defaults as a percentage of average monthly
  balance.....................................................  $  --            0.0%
                                                                ---------        ---
                                                                ---------        ---
As of June 30, 1996
Current.......................................................  $ 113,928       97.4%   $ 208,420       99.8%   $   8,333
                                                                ---------        ---    ---------        ---    ---------
                                                                ---------        ---    ---------        ---    ---------
31-60 days....................................................  $   1,512        1.3%   $     428        0.2%   $      66
61-90 days....................................................        638        0.6       --            0.0       --
91 days and over..............................................        861        0.7           28        0.0       --
                                                                ---------        ---    ---------        ---    ---------
  Total.......................................................  $   3,011        2.6%   $     456        0.2%   $      66
                                                                ---------        ---    ---------        ---    ---------
                                                                ---------        ---    ---------        ---    ---------
Defaults/Defaults as a percentage of average monthly
  balance.....................................................  $  --            0.0%   $  --            0.0%   $  --
                                                                ---------        ---    ---------        ---    ---------
                                                                ---------        ---    ---------        ---    ---------
As of September 30, 1996
Current.......................................................  $ 109,903       96.3%   $ 243,902       98.9%   $   7,690
                                                                ---------        ---    ---------        ---    ---------
                                                                ---------        ---    ---------        ---    ---------
31-60 days....................................................  $   1,336        1.2%   $   1,481        0.6%   $     117
61-90 days....................................................        558        0.5          591        0.3           55
91 days and over..............................................      2,267        2.0          589        0.2           73
                                                                ---------        ---    ---------        ---    ---------
  Total.......................................................  $   4,161        3.7%   $   2,661        1.1%   $     245
                                                                ---------        ---    ---------        ---    ---------
                                                                ---------        ---    ---------        ---    ---------
Defaults/Defaults as a percentage of average monthly
  balance.....................................................  $     176        0.2%   $     200        0.1%   $  --
                                                                ---------        ---    ---------        ---    ---------
                                                                ---------        ---    ---------        ---    ---------

                                                                                     1996-3
                                                                             ----------------------

As of March 31, 1996
Current.......................................................

31-60 days....................................................
61-90 days....................................................
91 days and over..............................................

  Total.......................................................

Defaults/Defaults as a percentage of average monthly
  balance.....................................................

As of June 30, 1996
Current.......................................................       99.2%
                                                                      ---
                                                                      ---
31-60 days....................................................        0.8%
61-90 days....................................................        0.0
91 days and over..............................................        0.0
                                                                      ---
  Total.......................................................        0.8%
                                                                      ---
                                                                      ---
Defaults/Defaults as a percentage of average monthly
  balance.....................................................        0.0%
                                                                      ---
                                                                      ---
As of September 30, 1996
Current.......................................................       96.9%   $ 254,868      100.0%
                                                                      ---    ---------      -----
                                                                      ---    ---------      -----
31-60 days....................................................        1.5%   $      25        0.0%
61-90 days....................................................        0.7           20        0.0
91 days and over..............................................        0.9       --            0.0
                                                                      ---    ---------      -----
  Total.......................................................        3.1%   $      45        0.0%
                                                                      ---    ---------      -----
                                                                      ---    ---------      -----
Defaults/Defaults as a percentage of average monthly
  balance.....................................................        0.0%   $  --            0.0%
                                                                      ---    ---------      -----
                                                                      ---    ---------      -----

----------------------------------

(1) A loan is defaulted when management deems that the loan is no longer collectible. Generally, this occurs after 180 days of delinquency.

MANAGEMENT INFORMATION SYSTEMS

    The Company's servicing operations are currently operated on an IBM AS/400-based system. Management believes that the Company's existing computer capacity will be sufficient through fiscal 1997 but has begun to implement a program to upgrade and expand its current systems. Such plan includes upgrading and enhancing the Company's current "front-end" origination and servicing systems. In addition, the Company is evaluating certain document imaging technologies and direct "on line" communications with correspondent lenders. Management believes that such advances should increase the efficiency of the Company's underwriting and servicing operations. The Company currently stores a duplicate of all system information in an off-site protected facility. The Company is in the process of developing a complete disaster recovery plan that will result in only a few hours of down time in the event of a disaster. This plan is expected to be completed during 1997. Consideration of future consumer finance company acquisitions will include the assessment of system capabilities as they relate to consumer finance loans. Currently, National depends on a third party to maintain automated servicing records.

SECURITIZATION

    In fiscal 1995 and 1996, substantially all of the loans originated or purchased by the Company were sold through securitization transactions. The Company intends to execute securitizations regularly; however, there can be no assurance that it will be able to do so. The Company sold through nine securitization transactions approximately $234.8 million and $723.1 million of loans during fiscal 1995 and 1996, respectively.

    In a securitization transaction, investors purchase pass-through certificates evidencing fractionalized but undivided beneficial ownership interests in a pool of loans sold to a grantor trust or asset-backed notes issued by an owner trust that has acquired a pool of loans. The principal and interest payments on the pooled loans, less the servicing fee and certain expenses, are distributed by the trust to the holders of senior certificates or notes and to the Company as beneficial holder of the Excess Servicing Receivable. In some cases the Company retains an unrated subordinate certificate that provides additional credit enhancement to the senior certificate.

    The pooling and servicing agreements that govern the distribution of cash flows from the loans included in the securitization trusts require either (i) the establishment of a reserve account that may be funded with an initial cash deposit by the Company or (ii) the overcollateralization of the trust intended to result in receipts and collections on the loans that exceed the amounts required to be distributed to holders of interests. The Company's interest in each reserve account and overcollateralized amount is reflected in the Company's Financial Statements as "Receivable from trusts." To the extent that borrowers default on the payment of principal or interest on the loans, losses will be paid out of the reserve account or will reduce the overcollateralization to the extent that funds are available. The reserve account or overcollateralization account will thereafter be replenished, to the extent required by each securitization pooling and servicing agreement, to the extent of the appropriate Excess Servicing Receivable related to each securitization pool. If payment defaults exceed the amount in the reserve account or the amount of overcollateralization, as applicable, the Company's insurance policy, if applicable, will pay any further losses experienced by holders of the senior interests in the related trust to the extent these interests are insured; however, the Excess Servicing Receivable will not be paid until the insurer and the trust are repaid for any losses. At September 30, 1996, the Company's reserve accounts in its securitizations totaled $26.3 million. Sharing agreements required third parties to maintain certain reserve accounts in the trusts as of September 30, 1996 totaling $2.6 million. The outstanding securitized loan balance was $887.3 million as of September 30, 1996.

    The Company may be required either to repurchase or to replace loans that do not conform to the representations and warranties made by the Company in the pooling and servicing agreements entered into when the loans are pooled and securitized. To the extent these nonconforming loans breach a warranty made by a correspondent lender or the seller of such loan, the Company may require the correspondent lender or seller to repurchase the nonconforming loan; however, there is no assurance that the correspondent lender will have the financial capability to purchase the loan.

HOME IMPROVEMENT INDUSTRY

    Home improvement lending is a large, highly fragmented industry. In recent years, a trend toward consolidation has developed. Data from the U.S. Census Bureau indicates that 1995 home improvement spending totaled $111.7 billion. Management believes that the amount of home improvements financed in 1995 was a significant percentage of the total home improvement market. While there are many factors driving the home improvement market the Company believes that appreciation of housing values is a key factor driving the growth of the industry. Other factors that affect the growth of the industry include aging and turnover rates of the housing stock, the length of time the homeowner has lived in the home and real rental rates.

COMPETITION

    The consumer finance market is highly competitive and fragmented. The Company competes with a number of finance companies providing financing programs to individuals who cannot qualify for traditional financing. To a lesser extent, the Company competes, or will compete, with commercial banks, savings and loan associations, credit unions, insurance companies and captive finance arms of major manufacturing companies that currently tend to apply more traditional lending criteria. In addition, in recent months, several companies have announced loan programs that will compete directly with the Company's loan products, particularly its Conventional Loans. Many of these competitors or potential competitors are substantially larger and have significantly greater capital and other resources than the Company. In fiscal 1995 and 1996, approximately 68.5% and 93.9% (excluding bulk purchases), respectively, of the Company's loans originated were Correspondent Loans, which are expected to remain a significant part of the Company's loan production program. As a purchaser of Correspondent Loans, the Company is exposed to fluctuations in the volume and price of Correspondent Loans resulting from competition from other purchasers of such loans, market conditions and other factors. In addition, Fannie Mae has purchased and is expected to continue to purchase significant volumes of Title I Loans on a whole-loan basis. Purchases by Fannie Mae could be made from sources from which the Company also purchases loans. To the extent that purchasers of loans, such as Fannie Mae, enter, or increase their purchasing activities in, the markets in which the Company purchases loans, competitive pressures may decrease the availability of loans or increase the price the Company would have to pay for loans a phenomenon that has occurred with respect to Title I Loans. In addition, increases in the number of companies seeking to originate loans tends to lower the rates of interest the Company can charge borrowers, thereby reducing the potential value of subsequently earned Gain on Sale of loans. To the extent that any of these lenders or Fannie Mae significantly expand their activities in the Company's market, or to the extent that new competitors enter the market, the Company's results of operations and financial condition could be materially adversely affected. However, by focusing primarily on higher LTV home improvement loans and debt consolidation loans and reliance on the creditworthiness of the borrower rather than the collateral, the Company believes it is able to differentiate itself from other participants in the market.

REGULATION

    The operations of the Company are subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities. Regulated matters include, without limitation, loan origination, credit activities, maximum interest rates and finance and other charges, disclosure to customers, the terms of secured transactions, the collection, repossession and claims handling procedures utilized by the Company, multiple qualification and licensing requirements for doing business in various jurisdictions and other trade practices.

    The Company's loan origination activities are subject to the laws and regulations in each of the states in which those activities are conducted. The Company's activities as a lender are also subject to various federal laws including the Truth in Lending Act ("TILA"), the Real Estate Settlement Procedures Act ("RESPA"), the Equal Credit Opportunity Act ("ECOA"), the Home Mortgage Disclosure Act ("HMDA") and the Fair Credit Reporting Act ("FCRA").

    TILA and Regulation Z promulgated thereunder contain disclosure requirements designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loans and credit transactions in order to give them the ability to compare credit terms. TILA also guarantees consumers a three-day right to cancel certain credit transactions, including loans of the type originated by the Company. Management of the Company believes that it is in compliance with TILA in all material respects. If the Company was found not to be in compliance with TILA, aggrieved borrowers could have the right to rescind their loan transactions with the Company and to demand the return of finance charges paid to the Company.

    In September 1994, the Riegle Community Development and Regulatory Improvement Act of 1994 (the "Riegle Act") was enacted. Among other things, the Riegle Act makes certain amendments to TILA. The TILA amendments, which became effective in October 1995, generally apply to mortgage loans ("covered loans") with (i) total points and fees upon origination in excess of the greater of eight percent of the loan amount or $400, or (ii) an annual percentage rate of more than 10 percentage points higher than comparably maturing United States Treasury securities. A substantial majority of the loans originated or purchased by the Company are covered by the Riegle Act.

    The TILA amendments impose additional disclosure requirements on lenders originating covered loans and prohibit lenders from originating covered loans that are underwritten solely on the basis of the borrower's home equity without regard to the borrower's ability to repay the loan. The Company believes that only a small portion of its loans originated since fiscal 1994 are of the type that, unless modified, are prohibited by the TILA amendments. The Company applies to all covered loans underwriting criteria that take into consideration the borrower's ability to repay.

    The TILA amendments will also prohibit lenders from including prepayment fee clauses in covered loans to borrowers with a debt-to-income ratio in excess of 50% or covered loans used to refinance existing loans originated by the same lender. The Company reported immaterial amounts of prepayment fee revenues in fiscal 1993, 1994, 1995 and 1996. The Company will continue to collect prepayment fees on loans originated prior to effectiveness of the TILA amendments and on non-covered loans, as well as on covered loans in permitted circumstances. Because the TILA amendments did not become effective until October 1995, the level of prepayment fee revenues were not affected in fiscal 1995, but the level of prepayment fee revenues may decline in future years. The TILA amendments impose other restrictions on covered loans, including restrictions on balloon payments and negative amortization features, which the Company does not believe will have a material effect on its operations.

    The Company is also required to comply with ECOA, which prohibits creditors from discriminating against applicants on the basis of race, color, sex, age or marital status. Regulation B promulgated under ECOA restricts creditors from obtaining certain types of information from loan applicants. It also requires certain disclosures by the lender regarding consumer rights and requires lenders to advise applicants of the reasons for any credit denial. In instances where the applicant is denied credit or the rate or charge for loans increases as a result of information obtained from a consumer credit agency, another statute, the Fair Credit Reporting Act of 1970, as amended, requires lenders to supply the applicant with the name and address of the reporting agency. The Company is also subject to RESPA and is required to file an annual report with HUD pursuant to the HMDA.

    In addition, the Company is subject to various other federal and state laws, rules and regulations governing, among other things, the licensing of, and procedures that must be followed by, mortgage lenders and servicers, and disclosures that must be made to consumer borrowers. Failure to comply with these laws may result in civil and criminal liability and may, in some cases, give consumer borrowers the right to rescind their mortgage loan transactions and to demand the return of finance charges paid to the Company.

    In the course of its business, the Company may acquire properties securing loans that are in default. See "--Servicing Operations Delinquencies and Foreclosures." There is a risk that hazardous or toxic waste could be found on such properties. In such event, the Company could be held responsible for the cost of cleaning up or removing such waste, and such cost could exceed the value of the underlying properties.

    Because the Company's business is highly regulated, the laws, rules and regulations applicable to the Company are subject to subsequent modification and change. There are currently proposed various laws, rules and regulations which, if adopted, could have an adverse effect on the Company. There can be no assurance that these proposed laws, rules and regulations, or other such laws, rules or regulations, will not be adopted in the future that could make compliance much more difficult or expensive, restrict the Company's ability to originate, broker, purchase or sell loans, further limit or restrict the amount of commissions, interest and other charges earned on loans originated, brokered, purchased or sold by the Company, or otherwise adversely affect the business or prospects of the Company.

COMBINATION

    The Company was incorporated in Nevada in October 1994, to combine the operations of SFAC, a Conventional Loan originator and FIRSTPLUS Financial, an approved Title I Loan originator and servicer. The Company entered into an agreement with the shareholders of SFAC and with Farm Bureau, which at the time was an affiliate of a principal shareholder of FIRSTPLUS Financial, whereby the shareholders of SFAC exchanged their common and preferred stock of SFAC and Farm Bureau exchanged its common stock of FIRSTPLUS Financial for common and preferred stock of the Company. Effective October 4, 1994, FIRSTPLUS Financial and SFAC became wholly owned subsidiaries of the Company, with the shareholders of SFAC controlling the voting shares of the Company. For accounting purposes, the Combination was treated as a purchase of FIRSTPLUS Financial by the Company, and SFAC was accounted for at book value in a manner similar to a pooling of interests as a transaction between entities under common control. In connection with the Combination, each of SFAC and FIRSTPLUS Financial changed their respective fiscal year end from a calendar year end to a September 30 year end.

EMPLOYEES

    At September 30, 1996 the Company employed 949 persons: 204 primarily in loan origination, 121 primarily in loan servicing and the rest in various other clerical and administrative functions. Of the total number of employees at such date, 506 were located at the Company's headquarters in Dallas, Texas, and 443 at the Company's other offices. None of the Company's employees is subject to a collective bargaining agreement, and the Company believes that its relations with its employees are good.

PROPERTIES

    The executive and administrative offices of the Company are located at 1250 West Mockingbird Lane, Dallas, Texas 75247, and consist of approximately 113,431 square feet. The lease on the premises extends through January 31, 2003 and the current annual rental is approximately $662,000.

    The Company also leases space for 49 of its offices. These facilities aggregate approximately 104,358 square feet, with an annual aggregate base rental of approximately $1.0 million. The terms of these leases vary as to duration and escalation provisions. In general, the leases expire through September 2000.

    The Company believes that its facilities are adequate for its current needs, but it will need additional space within the next 12 months. In order to support the growth of its business, the Company is pursuing the purchase and sale-leaseback of a significantly larger headquarters building in Dallas, Texas.

LEGAL PROCEEDINGS

    The Company is involved from time to time in routine litigation incidental to its business. However, the Company believes that it is not a party to any material pending litigation which, if decided adversely to the Company, would have a significant adverse effect on the business, income, assets or operations of the Company. The Company is not aware of any material threatened litigation that might involve the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table and the descriptions below set forth certain information regarding the directors and executive officers of the Company.

NAME                                    AGE                                      POSITION
----------------------------------      ---      ------------------------------------------------------------------------
Daniel T. Phillips................          47   Chairman of the Board, President and Chief Executive Officer

Eric C. Green.....................          42   Executive Vice President and Chief Financial Officer

John Fitzgerald...................          48   Director

Daniel J. Jessee..................          43   Director

Paul Seegers......................          66   Director

Sheldon I. Stein..................          43   Director

    All officers are appointed by and serve at the discretion of the Board of Directors. Directors serve for one-year terms or until their successor is duly elected and qualified.

    DANIEL T. PHILLIPS--Mr. Phillips has served as President and Chief Executive Officer of the Company since October 1994 and as Chairman of the Board since October 1996. Mr. Phillips served as President and Chief Executive Officer of SFAC from March 1993 to October 1994. During the period from October 1992 to March 1993, Mr. Phillips was self-employed, primarily engaging in the purchase and sale of consumer receivables. From February 1989 to October 1992, Mr. Phillips served as President and Chief Executive Officer of LinCo Financial Corporation, a factoring firm, in Sacramento, California. In March 1993, LinCo Financial Corporation commenced a Chapter 11 proceeding under the federal bankruptcy laws, which was converted to a Chapter 7 proceeding in April 1993. Such proceeding is still ongoing. From November 1986 to October 1988, Mr. Phillips served as President and Chief Executive Officer of American Equities Financial Corporation.

    ERIC C. GREEN--Mr. Green has served as Executive Vice President and Chief Financial Officer of the Company since March 1995 and President of FIRSTPLUS Financial since October 1996. For approximately four years prior to beginning his tenure with the Company, Mr. Green operated his own tax consulting practice where his responsibilities included consulting with the Company in connection with the Combination and the Company's first securitization transaction. Prior to consulting, Mr. Green worked for Arthur Young & Company and Grant Thornton & Company as a Certified Public Accountant for approximately 10 years.

    JOHN FITZGERALD--Mr. Fitzgerald has served as a Director of the Company since September 1995. Mr. Fitzgerald is Executive Vice President of Dexter & Company, an independent insurance agency and has held that position since 1989. Prior to joining Dexter & Company in 1989, Mr. Fitzgerald was a professional football player with the Dallas Cowboys for 12 years.

    DANIEL J. JESSEE--Mr. Jessee has served as a Director of the Company since September 1995. Mr. Jessee currently serves as Vice Chairman of Banc One Capital Corporation ("BOCC") and has managed its Structured Finance Group since 1990. Mr. Jessee has been employed in senior and other investment banking capacities with Rotan Mosle Inc., Meuse, Rinker, Chapman, Endres and Brooks and E.F. Hutton & Co.

    PAUL SEEGERS--Mr. Seegers has served as a Director of the Company since September 1995. Mr. Seegers currently serves as President of Seegers Enterprises, a company engaged in ranching, farming, oil and gas, real estate and general investments. He is also a Director and Chairman of the Executive Committee of Centex Corporation, the largest homebuilder in the United States and a Director of Oryx Energy Company. Mr. Seegers retired as Chairman of the Board from Centex Corporation in 1991, where he held various senior executive positions during his 30-year tenure including Chief Executive Officer and President.

    SHELDON I. STEIN--Mr. Stein has served as a Director of the Company since April 1996. Mr. Stein has served as a Senior Managing Director of Bear, Stearns & Co. Inc. since August 1986. Mr. Stein is a director of Cinemark USA, Inc., Fresh America Corp., CellStar Corporation, The Men's Wearhouse, Inc. and Tandycrafts, Inc.

OTHER SIGNIFICANT EMPLOYEES

    DAVE BERRY--Mr. Berry, age 45, has served as a Senior Vice President of Affinity Marketing Relationships since October 1996. From 1968 to September 1996, Mr. Berry served in various capacities with Bank of America--Texas including President and Chief Operating Officer.

    DUNCAN Y. CHIU--Mr. Chiu, age 43, has served as Senior Vice President Servicing since June 1996. From January 1992 to June 1996 Mr. Chiu served as Vice President Loan and Administration Department for Beal Banc, S.A. From October 1989 to January 1992 Mr. Chiu served as Vice President/District Manager of Republic Realty Services, Inc.

    CHRISTOPHER J. GRAMLICH--Mr. Gramlich, age 26, has served as Senior Vice President--Structured Finance since October 1995. From March 1991 to October 1995 Mr. Gramlich served as Assistant Vice President for Banc One Capital Corp.

    SCOTT HAHN--Mr. Hahn, age 34, has served as Senior Vice President Management Information Systems since October 1995. From November 1991 to October 1995 Mr. Hahn served as Director of Data Processing for West Capital Financial Services Corp. From March 1988 to October 1991 Mr. Hahn was Management Information Systems Manager for First Associates Mortgage.

    CINDA KNIGHT--Ms. Knight, age 38, has served as Senior Vice President and Controller since July 1995. From September 1993 to July 1995, Ms. Knight served as Vice President and Controller of AccuBanc Mortgage Company. From November 1990 to September 1993, Ms. Knight served as Vice President and Controller of Foster Mortgage Corporation.

    GENE O'BRYAN--Mr. O'Bryan, age 41, has served as Executive Vice President and Chief Production Officer of FIRSTPLUS Financial since April 1996. From April 1994 to April 1996, Mr. O'Bryan served as Senior Vice President Sales and Marketing of CountryWide Funding, a first mortgage originator. Mr. O'Bryan served as President and Chief Operating Officer of Alliance Costal Credit Corporation, a home-equity lender, from June 1992 to April 1994, and served as President of Spring Mountain Credit Corporation, an auto finance lender, from December 1987 to June 1992.

    JANIE OSBORNE--Ms. Osborne, age 42, has served as Senior Vice President of Loan Control and Dealer Monitoring of FIRSTPLUS Financial since August 1995. From June to August 1995, Ms. Osborne served as Senior Vice President of Funding and Document Control of the Company. Prior to joining the Company, Ms. Osborne served as a loan officer for Ameritex Residential Mortgage from July 1994 to June 1995 and for Banc Plus Mortgage Corporation from April 1994 to July 1994. Ms. Osborne served as Vice President of Acquisitions, Sales and Escrow Services and various other positions at Foster from June 1984 to December 1993.

    CHARLES T. OWENS--Mr. Owens, age 60, has served as President of FPCFI since June 1996. Prior to joining the Company, Mr. Owens held various positions with Associates Financial Services from October 1959, including Senior Vice President--Acquisitions.

    JEFFREY A. PEIPER--Mr. Peiper, age 50, has served as Senior Vice President--Administration since March 1996. From June 1994 to March 1996 Mr. Peiper served as President and Chief Executive Officer of First American Savings Bank, SSB. From December 1990 to March 1994 Mr. Peiper served as President and Chief Executive Officer of Beal Banc, S.A.

    KIRK R. PHILLIPS--Mr. Phillips, age 34, has served as President of FIRSTPLUS East since November 1995. From 1991 to October 1995, Mr. Phillips served as President and Chief Executive Officer of First Security Mortgage Corp.

    JIM PRESSLER--Mr. Pressler, age 49, has served as Chief Financial Officer of FIRSTPLUS Consumer Finance, Inc. since July 1996. Prior to joining the Company, Mr. Pressler held various accounting and finance positions with Associates Financial Services Company, Inc. ("The Associates") from June 1976. Most recently he served as Senior Vice President for planning and acquisitions with The Associates.

    JACK ROUBINEK--Mr. Roubinek, age 54, has served as the Senior Vice President of Wholesale Loan Production since March 1995. From February 1993 to March 1995, Mr. Roubinek served as Vice President of Direct Lending and Vice President of Secondary Marketing for the Company and SFAC. Prior to February 1993, Mr. Roubinek was a mortgage banking consultant to various companies and individuals.

    JIM ROUNDTREE--Mr. Roundtree, age 40, has served as Chief Financial Officer of FIRSTPLUS Financial since August 1996. Prior to joining the Company, Mr. Roundtree worked for Ernst & Young LLP from September 1986 to August 1996 in their financial services industry group and practiced as a certified public accountant.

    KEN SACKNOFF--Mr. Sacknoff, age 43, has served as Senior Vice President of Corporate Risk since April 1996. Mr. Sacknoff served as Director of Corporate Risk for Residential Funding Corporation in Minneapolis from March 1995 to March 1996 and as Vice President of Risk Management Information & Analysis for Associates Corporation from July 1992 to March 1995. Mr. Sacknoff served as Vice President of Risk Management at Beneficial National Bank from November 1990 to July 1992 and as Director of Centralized Operations at Beneficial Corporation from September 1989 to November 1990. Prior thereto, Mr. Sacknoff was employed by G.E. Capital in various management positions from 1979 to 1989.

    BARRY S. TENENHOLTZ--Mr. Tenenholtz, age 39, has served as Senior Vice President and Treasurer since January, 1995. From July 1990 to February 1993 Mr. Tenenholtz served as Corporate Tax Manager for TIC United Corp. From June 1988 to June 1990 Mr. Tenenholtz served as corporate tax manager for Dalfort Corporation.

COMMITTEES OF THE BOARD OF DIRECTORS

    The Board of Directors has established two standing committees: the Compensation Committee and the Audit Committee. Messrs. Fitzgerald, Jessee, Stein and Seegers (none of whom are officers or employees of the Company) serve on the Compensation Committee and the Audit Committee. Sheldon I. Stein, a director of the Company, is a Senior Managing Director of Bear, Stearns & Co. Inc. Bear, Stearns & Co. Inc., one of the Representatives, has performed investment banking services for the Company in the past and proposes to perform such services during the current fiscal year. See "Underwriting" for a description of such services. The Compensation Committee is responsible for recommending to the Board of Directors the Company's executive compensation policies for senior officers and administering the 1995 Employee Plan and the Company's Employee Stock Purchase Plan (the "Purchase Plan"). See "--Stock Option Plan" and "--Employee Stock Purchase Plan." The Audit Committee is responsible for recommending independent auditors, reviewing the audit plan, the adequacy of internal controls, the audit report and management letter, and performing such other duties as the Board of Directors may from time to time prescribe.

EMPLOYMENT AGREEMENTS; KEY-MAN LIFE INSURANCE

    EMPLOYMENT AGREEMENTS. On August 25, 1995, the Company entered into employment agreements with each of the executive officers named in the Summary Compensation Table under "--Executive Compensation." Mr. Phillip's employment agreement is for a term of five years, and Mr. Green's employment agreement is for a term of three years. Each employment agreement automatically renews for successive periods after the initial term, unless the employee or the Company notifies the other within a specified time that the term will not be extended. On May 30, 1996, Mr. Poythress retired and entered into a consulting agreement with the Company, which was terminated in January 1997.

    Under the terms of the respective employment agreements, the Company pays Mr. Phillips a minimum base salary of $400,000 per year and Mr. Green a minimum $230,000 per year, which are adjusted annually to meet cost of living increases. Each executive officer is entitled to participate generally in the Company's employee benefit plans, including the 1995 Employee Plan and the Purchase Plan, and is eligible for an incentive bonus under the Company's executive bonus pool. Such cash bonuses are made at the discretion of the Company based on subjective performance criteria.

    If the executive officer is terminated "for cause," which definition generally includes termination by the Company due to the executive's willful failure to perform his duties under the employment agreement, executive's personal dishonesty or breach of his fiduciary duties or the employment agreement to which he is a party, then the Company is obligated to pay the executive so terminated only his base salary up to the date upon which the Company notifies the executive of his termination "for cause." On the other hand, if the executive officer is terminated without cause, then the Company is obligated to pay the executive officer so terminated a lump sum payment equal to his base salary for the remaining term of the employment agreement. If the executive officer resigns for "good reason," which generally includes the executive officer's resignation due to a breach by the Company of his employment agreement, the Company must pay the executive officer so terminated a lump sum payment equal to the salary of the executive officer for the remaining term of the employment agreement. In the case of the retirement or death of the executive officer, the Company is obligated to pay the executive officer only his base salary up to the date of such death or retirement. If the executive officer becomes disabled, the Company must continue to pay the executive officer his base salary for a period of up six months and, if the disability extends beyond six months, the Company may terminate the executive by giving him 30 days' notice of such termination.

    Each of the executive officers named in the Summary Compensation Table below, by virtue of his employment agreement, has agreed not to solicit customers or employees of the Company in any manner for a period of 24 months following his resignation or termination from the Company and, will not compete for any period for which a lump sum has been paid by the Company in accordance with the employment agreement. During the term of his consulting agreement, Mr. Poythress agreed not to (i) be employed by a lending institution or company specializing in Title I Loans with its principal office in the Dallas-Fort Worth area, (ii) be a consultant, director, officer, employee or partner of any lending institution specializing in Title I Loans that is ranked among the top five Title I lenders operating on a nationwide basis, (iii) solicit business from anyone who purchased loans from the Company within six months prior to the effective date of the consulting agreement, (iv) induce or solicit any person to leave their employment with Company and (v) disclose certain information obtained from the Company.

    KEY-MAN LIFE INSURANCE. The Company maintains a $2.0 million key-man life insurance policy on Mr. Phillips, which the Company has assigned to BOCP II. The Company does not maintain key-man life insurance policies on any of its other executive officers.

COMPENSATION OF DIRECTORS

    The Company pays each nonemployee director a fee of $2,500 for each meeting of the Board of Directors that he attends. The Company reimburses each director for ordinary and necessary travel expenses related to such director's attendance at Board of Director and committee meetings. For a discussion of the 1995 Director Plan and the grant of certain nonqualified stock options to the nonemployee directors of the Company under the 1995 Director Plan, see "--Nonemployee Director Stock Option Plan."

EXECUTIVE COMPENSATION

    The Summary Compensation Table below provides certain summary information concerning compensation paid or accrued during fiscal 1995 and 1996 by the Company to or on behalf of the Chief Executive Officer and the other highest compensated executive officers of the Company.

                           SUMMARY COMPENSATION TABLE

                                                                                                       LONG-TERM COMPENSATION
                                                                                                 -----------------------------------
                                                                ANNUAL COMPENSATION(1)
                                                        ---------------------------------------           AWARDS
                                                                                     OTHER       ------------------------   PAYOUTS
                                                                                     ANNUAL      RESTRICTED    OPTIONS/    ---------
                NAME AND                     FISCAL        SALARY       BONUS     COMPENSATION      STOCK        SARS        LTIP
           PRINCIPAL POSITION                 YEAR          ($)          ($)          ($)            ($)          (#)         ($)
-----------------------------------------  -----------  ------------  ---------  --------------  -----------  -----------  ---------

Daniel T. Phillips.......................        1996   $  401,605      800,000        --            --          100,000      --
  Chairman of the Board,                         1995      221,333      225,000        --            --           --          --
  President, Chief Executive
  Officer and Director

Ronald M. Mankoff(2).....................        1996      321,394      320,000        --            --          100,000      --
  General Counsel and Director                   1995      216,047      225,000        --            --           --          --

Eric C. Green(3).........................        1996      227,990      300,000        --            --          241,162      --
  Executive Vice President and                   1995      110,000      125,000        --            --           --          --
  Chief Financial Officer

James H. Poythress.......................        1996      176,232       --            --            --           91,162      --
  Executive Vice President and                   1995       37,885(4)   205,000        --            --           --          --
  Chief Operating Officer

                                             ALL OTHER
                NAME AND                    COMPENSATION
           PRINCIPAL POSITION                   ($)
-----------------------------------------  --------------
Daniel T. Phillips.......................        --
  Chairman of the Board,                         --
  President, Chief Executive
  Officer and Director
Ronald M. Mankoff(2).....................        --
  General Counsel and Director                   --
Eric C. Green(3).........................        --
  Executive Vice President and                   --
  Chief Financial Officer
James H. Poythress.......................        --
  Executive Vice President and                   --
  Chief Operating Officer

------------------------------

(1) Annual compensation does not include the cost to the Company of benefits certain executive officers receive in addition to salary and cash bonuses. The aggregate amounts of such personal benefits, however, do not exceed the lesser of either $50,000 or 10% of the total annual compensation of such executive officer. Bonuses with respect to fiscal 1995 and 1996 were accrued during each respective fiscal year and paid in November 1995 and 1996, respectively.

(2) Mr. Mankoff retired as General Counsel and Director of the Company in November 1996.

(3) Mr. Green joined the Company in April 1995, at an annual salary of $180,000.

(4) Mr. Poythress joined the Company in June 1995, at an annual salary of $100,000. Mr. Poythress retired from the Company in May 1996, and served as a consultant to the Company until January 1997 for an annual fee of $232,500. See "--Employment Agreements; Key-Man Life Insurance."

GRANTS OF OPTIONS AND STOCK APPRECIATION RIGHTS ("SARS")

    The following table sets forth details regarding stock options granted to the named executive officers listed in the Summary Compensation Table during the fiscal 1996. In addition, there are shown the "option spreads" that would exist for the respective options granted based upon assumed rates of annual compound stock appreciation of 5% and 10% from the date the options were granted over the full option term. The Company granted no SARs in fiscal 1996.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                           INDIVIDUAL GRANTS                         POTENTIAL REALIZABLE VALUE
                                     --------------------------------------------------------------   AT ASSUMED ANNUAL RATES
                                                       PERCENT OF                                          OF STOCK PRICE
                                                     TOTAL OPTIONS/                                         APPRECIATION
                                     OPTIONS/SARS    SARS GRANTED TO      EXERCISE                       FOR OPTION TERM(2)
                                      GRANTED(1)      EMPLOYEES IN      OR BASE PRICE   EXPIRATION   --------------------------
NAME                                      (#)          FISCAL YEAR         ($/SH)          DATE       5% ($)(3)     10% ($)(4)
-----------------------------------  -------------  -----------------  ---------------  -----------  ------------  ------------
Daniel T. Phillips.................      100,000            7.51%              7.00       11/15/05   $    440,000  $  1,116,000
Ronald M. Mankoff (5)..............      100,000            7.51%              7.00       11/15/05        440,000     1,116,000
Eric C. Green......................       91,162            6.85%              7.00       11/15/05        401,113     1,017,368
                                         150,000           11.26%             11.00       04/01/06      1,038,000     2,629,500
James H. Poythress (5).............       91,162            6.85%              7.00       11/15/05        401,113     1,017,368

------------------------

(1) Options granted to executives were granted under the Company's Stock Option Plan. Options vest generally in one-third increments over a three-year term. The options have a term of ten years, unless they are exercised or expire upon certain circumstances set forth in the Stock Option Plan, including retirement, termination in the event of a change in control, death or disability.

(2) These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises are dependent upon the future performance of the Company's Common Stock, overall market conditions and the executive's continued employment with the Company. The amounts represented in this table may not necessarily be achieved.

(3) The assumed stock price at the end of the option term is $11.40 for options granted on November 15, 1995, and $17.92 for options granted on April 1, 1996.

(4) The assumed stock price at the end of the option term is $18.16 for options granted on November 15, 1995, and $28.53 for options granted on April 1, 1996.

(5) Messrs. Mankoff and Poythress retired from the Company in November and May 1996, respectively.

EXERCISES OF OPTIONS AND SARS

    The following table sets forth information with respect to the named executive officers concerning the exercise of options during fiscal 1996, and unexercised options held as of September 30, 1996. No options were exercised by the named executive officers during fiscal 1996, and no named executive officer held any SARs.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                       FISCAL YEAR END OPTION/SAR VALUES

                                                                                                            VALUE OF
                                                                                            NUMBER OF      UNEXERCISED
                                                                                           UNEXERCISED    IN-THE-MONEY
                                                        NUMBER OF SHARES                  OPTIONS/SARS    OPTIONS/SARS
                                                           ACQUIRED ON          VALUE     AT FY-END (#)   AT FY-END ($)
                                                            EXERCISE          REALIZED    EXERCISABLE/    EXERCISABLE/
NAME                                                           (#)               ($)      UNEXERCISABLE  UNEXERCISABLE(1)
----------------------------------------------------  ---------------------  -----------  -------------  ---------------
Daniel T. Phillips..................................                0              0.00      0/100,000      0/1,581,000
Ronald M. Mankoff...................................                0              0.00      0/100,000      0/1,581,000
Eric C. Green.......................................                0              0.00      0/241,162      0/3,212,772
James H. Poythress..................................                0              0.00       0/91,162      0/1,441,272

------------------------

(1) Values are calculated based upon the closing price of $22.81 per share of the Company's Common Stock on the Nasdaq National Market on September 30, 1996, the last trading day of the Company's fiscal year.

STOCK OPTION PLAN

    In August 1995, the Board of Directors and stockholders adopted the 1995 Employee Plan. The purpose of the 1995 Employee Plan is to advance the interests of the Company by providing additional incentives to attract and retain qualified and competent employees and consultants of the Company and directors of the Company's subsidiaries, upon whose efforts and judgment the success of the Company is largely dependent. Nonemployee directors of RAC Financial Group, Inc. are not eligible to participate in the 1995 Employee Plan. As of the date hereof, substantially all of the Company's full-time employees are eligible for grants of stock options ("Employee Options") under the terms of the 1995 Employee Plan.

    The 1995 Employee Plan authorizes the granting of incentive stock options ("Incentive Options") and nonqualified stock options ("Nonqualified Options") to purchase Common Stock to eligible persons. A total of 1,100,000 shares of Common Stock are authorized for sale upon exercise of Employee Options granted under the 1995 Employee Plan. In October 1996, the Board of Directors increased the number of shares of Common Stock authorized for sale to 3,200,000 shares, subject to the approval of the stockholders at the next annual meeting of stockholders. The 1995 Employee Plan is currently administered by the Compensation Committee of the Board of Directors, which consists of three members of the Board of Directors, each of whom is a disinterested person.

    No Incentive Option may be granted with an exercise price per share less than the fair market value of the Common Stock at the date of grant. The Nonqualified Options may be granted with any exercise price determined by the administrator of the 1995 Employee Plan.

    The administrator of the 1995 Employee Plan may limit an optionee's right to exercise all or any portion of an Employee Option until one or more dates subsequent to the date of grant. The administrator also has the right, exercisable in its sole discretion, to accelerate the date on which all or any portion of an Employee Option may be exercised. The 1995 Employee Plan also provides that 30 days prior to certain major corporate events such as, among other things, certain changes in control, mergers or sales of substantially all of the assets of the Company (a "Major Corporate Event"), each Employee Option shall immediately become exercisable in full. In anticipation of a Major Corporate Event, however, the administrator may, after notice to the optionee, cancel the optionee's Employee Options on the consummation of the Major Corporate Event. The optionee, in any event, will have the opportunity to exercise his Employee Options in full prior to such Major Corporate Event.

NONEMPLOYEE DIRECTOR STOCK OPTION PLAN

    In August 1995, the Board of Directors adopted the 1995 Director Plan. The 1995 Director Plan was also approved by the stockholders of the Company in August 1995. Options under the 1995 Director Plan ("Director Options") are granted only to nonemployee directors of the Company. Director Options are automatically granted to each nonemployee director. Each person serving as a nonemployee director of the Company on the date of adoption of the 1995 Director Plan received a Director Option under the 1995 Director Plan exercisable for 10,000 shares of Common Stock at an exercise price of $7.91 per share (an "Initial Option"). Subsequently, on the date of each annual meeting of stockholders of the Company after such director's Initial Option has fully vested, such director shall receive a nonqualified stock option to purchase 2,000 shares of Common Stock, with an exercise price per share equal to the fair market value per share of the Common Stock on the date of grant (a "Subsequent Option"). Each Director Option expires 10 years after its date of grant. An aggregate of 20% of the total number of shares subject to such Initial Option vest on the date of each annual meeting of stockholders of the Company (at which such nonemployee director is reelected to the Board of Directors) held after the date of grant of the Initial Option. In addition, shares subject to a Subsequent Option vest in full on the date of grant of such Subsequent Option. Shares subject to a Director Option vest as to all shares then subject to the Director Option upon the occurrence of a Major Corporate Event. The 1995 Director Plan is, to the extent that discretion is allowed pursuant to the terms of the 1995 Director Plan, administered by the Board of Directors.

    A total of 100,000 shares of Common Stock are authorized for issuance upon exercise of Director Options granted under the 1995 Director Plan. Director Options are granted with an exercise price per share equal to the fair market value of such shares on the date of grant.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During 1994 and fiscal 1995, the Company had no compensation committee or other committee of the Board of Directors performing similar functions. Decisions concerning executive compensation for fiscal 1995 were made by the Board of Directors, including Daniel T. Phillips and Ronald M. Mankoff, who both were (and Mr. Phillips continues to be) executive officers of the Company and participated in deliberations of the Board of Directors regarding executive officer compensation. Decisions concerning executive compensation for fiscal 1996 were made by the Compensation Committee of the Board of Directors of the Company. See "--Committees of the Board of Directors."

    None of the executive officers of the Company currently serves as a director of another entity or on the compensation committee or any other committee of the board of directors of another entity performing similar functions.

    The Company engaged in the following transactions with Daniel T. Phillips and Ronald M. Mankoff during the three fiscal years ended September 30, 1996. On October 15, 1994, the Company redeemed a total of 50,000 shares of Series A Cumulative Preferred Stock, of which 25,000 shares were owned by the Mankoff Children's Trust (the "Mankoff Trust") and 25,000 shares were owned by the Phillips Partnership. Each such redemption was for $25,000 plus accrued and unpaid dividends. In addition, in April 1995, the Company redeemed an additional 150,000 shares of Series A Cumulative Preferred Stock, of which 75,000 shares were from the Mankoff Trust and 75,000 shares were from the Phillips Partnership. Each such redemption was for $75,000 plus accrued and unpaid dividends. In February 1996, the Company redeemed the 50,000 shares of Series A Cumulative Preferred Stock owned by each of the Mankoff Trust and the Phillips Partnership for $1.00 per share plus accrued and unpaid dividends. Accordingly, the total redemption payment received by each of the Mankoff Trust and the Phillips Partnership was approximately $57,500. See "Certain Relationships and Related Party Transactions."

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

    Since its inception, the Company has had business relationships and engaged in certain transactions with affiliated companies and parties as described below. It is the policy of the Company to engage in transactions with related parties only on terms that, in the opinion of the Company, are no less favorable to the Company than could be obtained from unrelated parties.

REDEMPTION OF PREFERRED STOCK

    In February 1996, at the closing of the Company's initial public offering, the Company redeemed 50,000 shares of Series A Cumulative Preferred Stock for $1.00 per share plus accrued and unpaid dividends from each of the Mankoff Trust and the Phillips Partnership. As of such date, accrued and unpaid dividends on the Series A Cumulative Preferred Stock amounted to $7,500 with respect to such shares held by the Mankoff Trust and $7,500 with respect to such shares held by the Phillips Partnership. Accordingly, the total redemption payment to be received by each of the Mankoff Trust and the Phillips Partnership was approximately $58,000.

    In addition, in February 1996, at the closing of the Company's initial public offering, the Company redeemed from Farm Bureau 2,300,000 shares of Series B Cumulative Preferred Stock for $1.00 per share plus accrued and unpaid dividends. As of such date, accrued and unpaid dividends on the Series B

Preferred Stock amounted to $184,000. Accordingly, the total redemption payment received by Farm Bureau was approximately $2.4 million.

    On October 15, 1994, the Company redeemed a total of 50,000 shares of Series A Cumulative Preferred Stock, of which 25,000 shares were owned by the Mankoff Trust and 25,000 shares were owned by the Phillips Partnership. Each such redemption was the $25,000 plus accrued and unpaid dividends. In addition, in April 1995, the Company redeemed an additional 150,000 shares of Series A Cumulative Preferred Stock, of which 75,000 shares were from the Mankoff Trust and 75,000 shares were from the Phillips Partnership. Each such redemption was for $75,000 plus accrued and unpaid dividends.

RELATIONSHIP WITH FARM BUREAU

    As of January 2, 1997, Farm Bureau was the beneficial owner of 805,742 shares of Non-Voting Common Stock and 383,278 shares of Common Stock. Farm Bureau has granted the Underwriters a 30-day option to purchase up to 900,000 shares of Common Stock. In consideration of its inclusion in the Offering as a Selling Stockholder, Farm Bureau has agreed to deliver to the Company 165,937 shares of Common Stock for cancellation. See "Principal and Selling Stockholders" and "Underwriting."

    On March 31, 1995, the Company issued to Farm Bureau an aggregate of $1.35 million principal amount of Subordinated Notes (out of a total of $6.35 million principal amount of Subordinated Notes issued at that time by the Company). For a description of the Subordinated Notes and the amount issued to BOCP II, see "--Relationship with Bank One." As of September 30, 1996, the Company had paid Farm Bureau an aggregate of $121,500 in interest payments under the terms of the Subordinated Notes, as well as an aggregate of approximately $27,000 in fees and expenses related to the issuance by the Company of the Subordinated Notes to Farm Bureau. In connection with the issuance of the Subordinated Notes to Farm Bureau, the Company also issued Farm Bureau warrants to purchase an aggregate of 569,768 shares of Non-Voting Common Stock for a nominal exercise price, which were exercised prior to the Company's initial public offering.

    In April 1995, the Company issued additional warrants to Farm Bureau to purchase an aggregate of 592,414 shares of Non-Voting Common Stock. Such warrants were issued in consideration of Farm Bureau's agreement to waive certain redemption rights with respect to the Series B Cumulative Preferred Stock held by Farm Bureau and such warrants were exercised in full prior to the Company's initial public offering. The Series B Cumulative Preferred Stock was redeemed in February 1996 for approximately $2.4 million. See "--Redemption of Preferred Stock" above.

    In September 1995, the Company entered into the Farm Bureau Facility, under which Farm Bureau agreed to lend the Company up to $5.5 million at a rate of interest of 12% per annum. The Company borrowed $5.5 million under this financing facility. All borrowings pursuant to such financing were repaid in February 1996 with a portion of the net proceeds to the Company from its initial public offering and the facility was terminated. In connection with the facility, the Company issued to Farm Bureau warrants to purchase 67,226 shares of Common Stock at an exercise price of $5.95 per share.

RELATIONSHIP WITH BANK ONE

    As of January 2, 1997, BOCP II was the beneficial owner of 38,088 shares of Non-Voting Common Stock and 296,000 shares of Common Stock, and BOCP V was the beneficial owner of 8,800 shares of Non-Voting Common Stock and 24,000 shares of Common Stock. Certain affiliates of BOCP II and BOCP V also owned shares of Non-Voting Common Stock and Common Stock. See "Principal and Selling Stockholders."

    BOCC, an affiliate of Bank One, acted as placement agent or co-placement agent with respect to each of the securitizations completed by the Company during fiscal 1995 and 1996. As consideration for acting as such, the Company paid BOCC an aggregate of $2.5 million and $2.5 million in fiscal 1995 and 1996, respectively, representing fees, commissions and expenses.

    The Company maintains the Bank One Facility, which was established in March 1995. As of September 30, 1996, the Company had paid Bank One an aggregate of $1.3 million in interest payments under the prescribed terms of the Bank One Facility, as well as an aggregate of $106,473 in other fees and expenses related to amounts borrowed by the Company under this facility. For a more complete description of the terms of the Bank One Facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    On March 31, 1995, the Company issued to BOCP II an aggregate of $5.0 million principal amount of its Subordinated Notes (out of a total of $6.35 million principal amount of Subordinated Notes). The Subordinated Notes bear interest at the rate of 12% per annum, except that upon the occurrence of an event of default under the Subordinated Notes, the interest rate increases to 15% per annum. As of September 30, 1996, the Company had paid BOCP II an aggregate of $600,000 in interest payments under the terms of the Subordinated Notes, as well as an aggregate of approximately $125,000 in fees and expenses related to the issuance by the Company of the Subordinated Notes to BOCP II. The Subordinated Notes are subordinated to all amounts at any time due and owing under the Company's warehouse lines existing from time to time. In connection with the issuance of the Subordinated Notes to BOCP II, the Company also issued BOCP II warrants to purchase an aggregate of 2,110,232 shares of Non-Voting Common Stock for a nominal exercise price, which were fully exercised prior to the Company's initial public offering, and warrants to purchase an aggregate of 1,786,622 shares of Non-Voting Common Stock for an aggregate of $450,000, which were fully exercised prior to the Company's initial public offering.

    In February 1995, the Company and BOCP V entered into a financing arrangement to provide $700,000 of interim financing (the "BOCP V Financing"). In July 1995, the Company and BOCP V agreed to amend the terms of the BOCP V Financing so that the Company's debt arrangements with BOCP V would be on similar terms as those with BOCP II and Farm Bureau. As a consequence, the Company issued $700,000 principal amount of the Subordinated Notes to BOCP V. As of September 30, 1996, under the terms of the BOCP V Financing and the Subordinated Notes, the Company had paid BOCP V an aggregate of $93,333 in interest payments and an aggregate of $14,000 in other fees and expenses. In connection with the amendments of the BOCP V Financing and the issuance of the Subordinated Notes to BOCP V, the Company issued BOCP V warrants to purchase an aggregate of 290,780 shares of Non-Voting Common Stock for a nominal exercise price, which were fully exercised prior to the Company's initial public offering.

    In August 1996, the Company engaged BOCC to render financial advisory and consultation services. For such engagement, the Company paid BOCC $150,000.

OTHER TRANSACTIONS

    During fiscal 1994, 1995 and 1996, the Company paid legal fees and expenses to Jeffrey W. Mankoff, P.C., which were in excess of 5% of the gross revenues of Jeffrey W. Mankoff, P.C. Such amounts, however, did not exceed $60,000. Jeffrey
W. Mankoff, P.C. is a Dallas, Texas law firm owned by the son of Ronald M. Mankoff, a principal stockholder and the former Chairman of the Board of the Company.

    Sheldon I. Stein, a director of the Company, is a Senior Managing Director of Bear, Stearns & Co. Inc. Bear, Stearns & Co. Inc., one of the
Representatives, has performed investment banking services for the Company in the past and proposes to perform such services during the current fiscal year. See "Underwriting" for a description of such services.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of January 2, 1997, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, of: (i) each person known by the Company to own beneficially five percent or more of the outstanding Common Stock immediately prior to the offering; (ii) each of the Selling Stockholders; (iii) each of the Company's directors; (iv) each of the executive officers named in the Summary Compensation Table; and (v) all current directors and executive officers of the Company as a group. The address of each person listed below is 1250 Mockingbird Lane, Dallas, Texas 75247, unless otherwise indicated.

                                                               SHARES BENEFICIALLY                SHARES BENEFICIALLY
                                                                OWNED PRIOR TO THE                  OWNED AFTER THE
                                                                   OFFERING(1)                        OFFERING(1)
                                                              ----------------------   SHARES    ----------------------
                                                                         PERCENT OF     BEING               PERCENT OF
                                                               NUMBER       CLASS      OFFERED    NUMBER       CLASS
                                                              ---------  -----------  ---------  ---------  -----------
Phillips Partnership(2).......................     Voting       335,000         1.3      --        335,000         1.1
Daniel T. Phillips(3)(4)......................     Voting     4,348,774        17.4      --      4,348,774        14.4
Farm Bureau Life Insurance Company(5)(6)......     Voting       383,278         1.5      --        383,278         1.3
                                                 Non-Voting     805,742        18.1      --        805,742        23.1
Farm Bureau Mutual Insurance Company(5).......     Voting     1,200,000         4.8      --      1,200,000         4.0
Ronald M. Mankoff(3)(7).......................     Voting     2,862,642        11.4      --      2,862,642         9.5
Eric C. Green(3)(8)...........................     Voting       448,228         1.8      --        448,228         1.5
Banc One Capital Holdings
  Corporation(9)(10)(11)......................   Non-Voting   3,588,046        80.8     955,000  2,633,046        75.5
BOCP II, Limited Liability Company(10)(12)....     Voting       296,000         1.2     296,000     --          --
                                                 Non-Voting      38,088       *          --         38,088         1.1
Banc One Capital Partners V, Ltd.(10)(13).....     Voting        24,000       *          24,000     --          --
                                                 Non-Voting       8,800       *          --          8,800       *
James H. Poythress(3)(14).....................     Voting       195,208       *          --        195,208       *
John Fitzgerald(3)............................     Voting        16,734       *          --         16,734       *
Dan Jessee(3)(15).............................     Voting        16,734       *          --         16,734       *
Paul Seegers(3)...............................     Voting        16,734       *          --         16,734       *
Sheldon I. Stein(3)...........................     Voting        13,334       *          --         13,334       *
Residential Funding Corporation(16)...........     Voting       750,000         2.9     250,000    500,000         1.6
Richard R. Holsclaw(17).......................     Voting       160,000       *          25,000    135,000       *
Robert L. Knisely(17).........................     Voting       237,116       *          40,000    197,116       *
Fairfax Trust(17).............................     Voting       209,082       *          32,758    176,324       *
Steven A. Rubin(17)...........................     Voting       160,000       *          25,000    135,000       *
Larson White Trust(17)........................     Voting        52,692       *           5,655     47,037       *
Frank Capital Co., LLC(17)....................     Voting       526,924         2.1      82,242    444,682         1.5
Garrett O. White(17)..........................     Voting       235,304       *          39,345    195,959       *
Rick Carlin(18)...............................     Voting        96,480       *          20,000     76,480       *
Jeffrey R. Tollefson(19)......................     Voting        10,000       *           5,000      5,000       *
Putnam Investments, Inc.(20)..................     Voting     1,389,926         5.6      --      1,389,926         4.6
All current directors and executive officers
  as a group (6 persons)(3)(4)................     Voting     4,860,538        19.4      --      4,860,538        16.1

--------------------------

*   Represents less than one percent.

 (1) Based on 24,989,252 shares of Common Stock and 4,440,676 shares of Non-Voting Common Stock outstanding on January 2, 1997 and 30,144,252 shares of Common Stock and 3,485,676 shares of Non-Voting Common Stock outstanding after the Offering. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned.

 (2) Lenox Investment Corporation, which is owned by Daniel T. Phillips (0.5%) and Merlene M. Phillips (0.5%), is the general partner, and the Daniel T. Phillips Trust (the "Phillips Trust") (54.0%), Mr. Phillips (22.5%) and Merlene M. Phillips (22.5%) are each limited partners, of the Phillips Partnership. Mr. Phillips has voting control over the shares of Common Stock owned by the Phillips Partnership through an irrevocable five-year voting proxy. Lenox Investment Corporation retains investment power with respect to such shares. Ronald M. Mankoff is the trustee of the Phillips Trust.

 (3) Includes options that are currently exercisable, or become exercisable within 60 days of January 2, 1997, to purchase the number of shares of Common Stock indicated for the following persons: Daniel T. Phillips (33,334), Ronald M. Mankoff (33,334), Eric C. Green (30,388), James H. Poythress (30,388), John Fitzgerald (3,334), Dan Jessee (3,334), Paul Seegers (3,334) and Sheldon I. Stein (3,334).

 (4) Includes 335,000 shares of Common Stock owned by the Phillips Partnership but with respect to which Mr. Phillips has voting control. See Footnote 2.

 (5) The address of each such beneficial owner is 5400 University Avenue, West Des Moines, Iowa 50266. See "Certain Relationships and Related Party Transactions--Relationship with Farm Bureau."

 (6) The figure of 383,278 shares of voting Common Stock beneficially owned by Farm Bureau Life Insurance Company includes 67,226 shares of Common Stock issuable upon exercise of an outstanding warrant to Farm Bureau Life Insurance Company, which warrant is exercisable within 60 days of January 2, 1997. Farm Bureau has granted the Underwriters a 30-day option to purchase up to 900,000 shares of Common Stock. In consideration of its inclusion in the Offering as a Selling Stockholder, Farm Bureau has agreed to deliver to the Company 165,937 shares of Common Stock for cancellation. If the over-allotment option is exercised in full, following the Offering, Farm Bureau will own 123,923 shares of Common Stock (constituting less than 1% of the outstanding Common Stock). See "Certain Relationships and Related Party Transactions--Relationship with Farm Bureau" and "Underwriting."

 (7) Includes 480,000 shares of Common Stock owned by the Mankoff Generation Trust of which the trustee is Jerome J. Frank, Jr. Includes 120,000 shares of Common Stock owned by the Mankoff Charitable Trust of which the trustee is Jeffrey W. Mankoff, Mr. Mankoff's son, and Mr. Mankoff and his wife are the income beneficiaries. Also includes 1,820,000 shares of Common Stock owned by RJM Properties, Ltd., of which SFA Mortgage Company, which is owned by Mr. Mankoff (50%) and the Mankoff Trust (50.0%), is general partner (1.0%) and Mr. Mankoff (48.0%), Joy Mankoff (48.0%), Mr. Mankoff's wife, and Mankoff Irrevocable Trust (3.0%) are each limited partners. Mr. Mankoff is the sole trustee of the Donald Rubin Children's Trust, which owns 381,760 shares of Common Stock, and, therefore, may be deemed to beneficially own the shares of Common Stock held by such trust. Mr. Mankoff disclaims beneficial ownership of such shares of Common Stock and such shares are not included in Mr. Mankoff's total above.

 (8) Includes 329,640 shares of Common Stock held by G.B. Kline Residuary Trust, of which Beverly Sellers, Mr. Green's mother, is the trustee. Mr. Green is an income beneficiary and Mr. Green's children have a remainder interest in the G.B. Kline Residuary Trust. Also includes 2,000 shares of Common Stock held by Mr. Green's wife.

 (9) The address of such beneficial owner is 150 East Gay Street, 24th Floor, Columbus, Ohio 43215.

(10) Banc One Capital Holdings Corporation, BOCP II Limited Liability Company and Banc One Capital Partners V, Ltd. are affiliated companies under common control. Except as described in Footnote 11, the number of shares shown as being beneficially owned by such entity does not include shares that may be deemed to be beneficially owned by such entity as a result of its being under common control with the other two entities.

(11) Share figures shown as being beneficially owned include 525,536 shares of Non-Voting Common Stock held by Banc One Capital Holdings Corporation, as custodian for members of BOCP II and BOCP V, and certain of their donees, with respect to which it disclaims beneficial ownership.

(12) The address of BOCP II is 10 West Broad Street, Columbus, Ohio 43215.

(13) The address of BOCP V is 10 West Broad Street, Columbus, Ohio 43215.

(14) Mr. Poythress retired from the Company in May 1996 and served as a consultant to the Company until January 1997.

(15) Does not include an aggregate of 3,634,934 shares of Non-Voting Common Stock held by Banc One Capital Holdings Corporation, BOCP II and BOCP V and 320,000 shares of Common Stock held by Banc One Capital Holdings Corporation, BOCP II and BOCP V. See footnotes 10 and 11. The shares of Non-Voting Common Stock held by Bank One Capital Holdings Corporation, BOCP II and BOCP V, in limited circumstances, may be exchanged for shares of Common Stock on a share-for-share basis. See "Description of Capital Stock-- Registration Rights." Mr. Jessee is Vice-Chairman of BOCC, an affiliate of BOCP II and BOCP V, and disclaims beneficial ownership of these shares.

(16) The address of such beneficial owner is 8400 Normandale Lake Boulevard, Suite 600, Minneapolis, Minnesota 55437. Share figures shown as being beneficially owned include 500,000 shares of voting Common Stock issuable upon exercise of an outstanding warrant to Residential Funding Corporation, which warrant is exercisable within 60 days of January 2, 1997. Such beneficial owner is the Warehouse Lender under the Warehouse Lender Facility and the Warehouse Lender Term Line. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

(17) The address of each such beneficial owner is 7000 East Belleview Avenue, Suite 100, Greenwood Village, Colorado 80111. Each such beneficial owner is a former shareholder of FIRSTPLUS West. See "Description of Capital Stock--Registration Rights."

(18) Mr. Carlin is a loan officer with the Company.

(19) The address of such beneficial owner is 3800 First Bank Place, Minneapolis, Minnesota 55402.

(20) The address of such beneficial owner is One Post Office Square, Boston, Massachusetts 02109. Based on a Schedule 13G, dated December 5, 1996, filed with the commission by Putnam Investments, Inc. ("Putnam") on behalf of itself and several related entities. The Schedule 13G discusses that Putnam Investment Management, Inc. ("PIM") beneficially owns 1,360,626 shares of Common Stock, with shared voting power over 16,300 shares of Common Stock and shared dispositive power over 1,360,626 shares of Common Stock and that The Putnam Advisory Company, Inc. ("PAC") beneficially owns 29,300 shares of Common Stock, with shared voting power over no shares of Common Stock and shared dispositive power over 29,300 shares of Common Stock. PIM is the investment advisor for the Putnam family of Mutual Funds and PAC is the investment advisor to Putnam's institutional clients. The Schedule 13G also discusses that, with respect to the Putnam family of Mutual Funds, Putnam OTC Emerging Growth Fund beneficially owns 778,900 shares.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 2,600,000 shares of preferred stock, par value $1.00 per share ("Preferred Stock"), 25,000,000 shares of Non-Voting Common Stock, par value $0.01 ("Non-Voting Common Stock"), and 100,000,000 shares of Common Stock, par value $0.01 per share.

COMMON STOCK

    The rights of the holders of Non-Voting Common Stock and the holders of Common Stock are essentially identical, except that holders of Non-Voting Common Stock are not entitled to vote on any matters, except as otherwise required by Nevada law. As of January 2, 1997, there were 24,989,252 shares of Common Stock outstanding, which were held of record by 70 holders, and there were 4,440,676 shares of Non-Voting Common Stock outstanding, which were held of record by three holders. Holders of Common Stock and Non-Voting Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors from funds legally available therefor.

    Each share of Common Stock entitles the holder thereof to one vote. Holders of Non-Voting Common Stock are not entitled to vote, except as otherwise required by Nevada law. Cumulative voting for the election of directors is not permitted, which means that the holders of the majority of shares voting for the election of directors can elect all members of the Board of Directors. Except as otherwise required by Nevada law, a majority vote is sufficient for any act of the stockholders. The holders of Common Stock do not have any preemptive, subscription, redemption or conversion rights. The holders of Non-Voting

Common Stock do not have any preemptive, subscription or redemption rights, but holders of Non-Voting Common Stock, other than Farm Bureau, BOCP II, BOCP V and any of its or their affiliates, generally have the right to exchange shares of Non-Voting Common Stock for an equivalent number of shares of Common Stock. In addition, under certain circumstances, the shares of Non-Voting Common Stock held by BOCP II, BOCP V and Farm Bureau are exchangeable for shares of Common Stock.

    Upon liquidation of the Company, subject to the rights of holders of any Preferred Stock outstanding, the holders of Common Stock and Non-Voting Common Stock are entitled to receive the Company's assets remaining after payment of liabilities proportionate to their pro rata ownership of the outstanding shares of Common Stock and Non-Voting Common Stock.

    All shares of Common Stock and Non-Voting Common Stock now outstanding are, and the shares of Common Stock to be outstanding upon the completion of the Offering will be, fully paid and non-assessable.

PREFERRED STOCK

    The Board of Directors is authorized, without further action of the stockholders of the Company, to issue from time to time shares of Preferred Stock in one or more series and with such relative rights, powers, preferences, limitations as the Board of Directors may determine at the time of issuance. Such shares may be convertible into Common Stock and may be superior to the Common Stock in the payment of dividends, liquidation, voting and other rights, preferences and privileges. The issuance of shares of Preferred Stock could adversely affect the holders of Common Stock and Non-Voting Common Stock. By way of example, the issuance of Preferred Stock could be used in certain circumstances to render more difficult or discourage a merger, tender offer, proxy contest or removal of incumbent management. Preferred Stock may be issued with voting and conversion rights that could adversely affect the voting power and other rights of the holders of Common Stock. The Company does not have any shares of Preferred Stock outstanding, and currently, the Company has no intention to issue shares of Preferred Stock after the Offering.

REGISTRATION RIGHTS

    The Company has granted certain demand and incidental registration rights to BOCP II, BOCP V, Farm Bureau and the Warehouse Lender. BOCP II, BOCP V and/or Farm Bureau may, and the Warehouse Lender after September 1, 1997 may, by written notice, request that the Company register the shares of Common Stock and Non-Voting Common Stock then held by them (the "Registrable Securities"). The Company is required to use its best efforts to effect any such registration requested by BOCP II, BOCP V, Farm Bureau or the Warehouse Lender, but is not obligated to effect more than one such registration for each of BOCP II, BOCP V, Farm Bureau and the Warehouse Lender.

    The Warehouse Lender, Farm Bureau, BOCP II and BOCP V also are entitled to certain incidental registration rights with respect to their respective Registrable Securities. These incidental registration rights provide, generally, that if the Company proposes to register any of its capital stock under the Securities Act, the Warehouse Lender, Farm Bureau, BOCP II and BOCP V are entitled to notice by the Company of such proposed registration and are entitled to include any or all of their Registrable Securities in the registration. However, if the underwriters for any such offering deliver a written opinion to the Warehouse Lender, Farm Bureau, BOCP II or BOCP V, as the case may be, to the effect that the number of securities which the Warehouse Lender, Farm Bureau, BOCP II, BOCP V, the Company and all other holders of securities intend to include in such registration is sufficiently large as to potentially have an adverse effect on the offering, then the number of securities to be offered pursuant to such registration statement by the Warehouse Lender, Farm Bureau, BOCP II, BOCP V and the other holders proposed to be included in such registration, but in no event the Company, will be reduced pro rata among such holders to the recommended level of the underwriter. The Company is not required to effect more than three incidental registrations for each of Farm Bureau, BOCP II and BOCP V and an unlimited number of incidental registrations for the Warehouse Lender. The shares of Common Stock being offered by the Warehouse Lender and BOCP II hereby, are included pursuant to the exercise of such incidental registration rights.

    In connection with each of the registrations required to be effected by the Company for the Warehouse Lender, Farm Bureau, BOCP II and BOCP V, the Company has agreed to pay all expenses incurred in connection with any such registration, except for any underwriting discounts.

    Farm Bureau, BOCP II and BOCP V, and each of their respective affiliates, are by written agreement entitled to exchange any shares of Non-Voting Common Stock held by them for shares of Common Stock, on a share-for-share basis under the following circumstances: (i) Farm Bureau, BOCP II or BOCP V, as the case may be (in such case, the "exchanging stockholder"), sells its Registrable Securities in a widely dispersed public offering, (ii) the exchanging stockholder sells its Registrable Securities in a private placement pursuant to Rule 144 or Rule 144A promulgated under the Securities Act, provided that no purchaser of such shares acquires more than 2% of the Company's outstanding voting capital stock, (iii) the exchanging stockholder sells its Registrable Securities directly to a third party who elects to exchange such shares, or (iv) the exchanging stockholder does not own or have the right to acquire more than 4.9% of the outstanding voting capital stock of the Company.

    In connection with the acquisition of FIRSTPLUS West, the Company agreed to file with the Commission a registration statement for the public sale of an aggregate of $5,000,000 of Common Stock held by the former shareholders of FIRSTPLUS West. In the event such offering is not underwritten, the former shareholders of FIRSTPLUS West may require the Company to file one shelf registration for such securities, provided the former shareholders pay all expenses incident thereto. The shares offered hereby by the former shareholders of FIRSTPLUS West are included herein pursuant to such agreement. See "Principal and Selling Stockholders."

    In connection with the issuance of the Convertible Notes, the Company agreed to file with the Commission a registration statement for the resale of the Convertible Notes and for the shares of Common Stock into which the Convertible Notes are convertible. The Company filed a Registration Statement on Form S-1 with respect to the Convertible Notes and with respect to 6,434,970 shares of Common Stock issuable in connection with conversion of the Convertible Notes, which Registration Statement was declared effective in December 1996.

    In connection with the acquisition of National, the Company agreed to file with the Commission a registration statement for the public sale of up to an aggregate of 501,996 shares of Common Stock held by the former shareholders of National. The Company filed a Registration Statement on Form S-1 with respect to 250,998 of such shares, which Registration Statement was declared effective in December 1996.

CERTAIN CHARTER, BYLAWS AND STATUTORY PROVISIONS

    Certain provisions in the Articles of Incorporation, the Bylaws and the Nevada General Corporation Law could have the effect of delaying, deferring or preventing changes in control of the Company. See "Risk Factors--Effect of Certain Antitakeover Provisions."

MISCELLANEOUS

    Certain state securities laws restrict issuers with dual classes of common stock from offering equity securities of such issuers. The Company does not believe that any such state law restrictions will have a material adverse effect on the amount of equity securities the Company will be able to offer or the price obtainable for such securities by the Company or by stockholders in the secondary trading market.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Company's Common Stock is KeyCorp Shareholder Services, Inc.

                                  UNDERWRITING

    The Underwriters of the Offering of the Common Stock (the "Underwriters"), for whom Bear, Stearns & Co. Inc., Keefe, Bruyette & Woods, Inc., Montgomery Securities and Prudential Securities Incorporated and are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement (the form of which is filed as an exhibit to the Registration Statement, of which this Prospectus is a part), to purchase from the Company and the Selling Stockholders the aggregate number of shares of Common Stock set forth opposite their names below:

                                                                                   NUMBER OF
UNDERWRITERS                                                                         SHARES
---------------------------------------------------------------------------------  ----------
Bear, Stearns & Co. Inc..........................................................   1,245,000
Keefe, Bruyette & Woods, Inc.....................................................   1,245,000
Montgomery Securities............................................................   1,245,000
Prudential Securities Incorporated...............................................   1,245,000
Lehman Brothers Inc. ............................................................     120,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated...............................     120,000
J.P. Morgan Securities Inc. .....................................................     120,000
Morgan Stanley & Co. Incorporated................................................     120,000
PaineWebber Incorporated.........................................................     120,000
Wasserstein Perella Securities, Inc. ............................................     120,000
Friedman, Billings, Ramsey & Co., Inc. ..........................................      60,000
McDonald & Company Securities, Inc. .............................................      60,000
Principal Financial Securities, Inc. ............................................      60,000
Rauscher Pierce Refsnes, Inc. ...................................................      60,000
Wheat, First Securities, Inc. ...................................................      60,000
                                                                                   ----------
  Total..........................................................................   6,000,000
                                                                                   ----------
                                                                                   ----------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that, if any of the foregoing shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares must be so purchased. The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    The Company has been advised that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers (who may include the Underwriters) at such public offering price less a concession not to exceed $0.92 per share. The selected dealers may reallow a concession to certain other dealers not to exceed $0.10 per share. After the initial offering to the public, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Representatives.

    A Selling Stockholder has granted to the Underwriters an option to purchase 900,000 additional shares of Common Stock at the public offering price less the underwriting discount set forth on the cover page of this Prospectus, solely to cover over-allotments, if any. Such option may be exercised at any time until 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of additional shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

    In connection with the Offering, the Company has agreed not to issue, sell, offer or agree to sell, grant any option to purchase or otherwise dispose of ("Transfer"), directly or indirectly, any shares of its capital stock or any securities convertible into or exchangeable or exercisable for its capital stock or any rights to acquire capital stock for a period of 90 days after the date of this Prospectus without the prior written consent of Bear, Stearns & Co. Inc. ("Bear Stearns"), except for issuances and sales by the Company under the terms of the 1995 Employee Plan, the 1995 Director Plan and the Purchase Plan and for the issuance of up to 2,500,000 shares of Common Stock in connection with investments in, acquisitions of, or mergers or combinations with other companies. In addition, the Company's directors and executive officers and the Selling Stockholders, owning in the aggregate 8,268,836 shares of Common Stock, have agreed not to Transfer, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exchangeable or exercisable for its capital stock for a period of 90 days after the date of this Prospectus without the prior written consent of Bear Stearns, except for the shares offered hereby and except for the exercise of presently outstanding options held by them and certain other limited exceptions. In addition, a Selling Stockholder has executed a lock-up agreement that provides that it will not, without the consent of Bear Stearns, Transfer, directly or indirectly, approximately 2.4 million shares of Common Stock owned by it until August 14, 1997. Such Selling Stockholder has granted the Underwriters an option to purchase up to 900,000 of such shares of Common Stock. In consideration of its inclusion in the Offering, such stockholder has agreed to deliver to the Company 165,937 shares of Common Stock for cancellation. See "Risk Factors -- Shares Eligible for Future Sale."

    In connection with this Offering, certain Underwriters and selling group members (if any), or their respective affiliates who are qualified registered market makers on the Nasdaq National Market, may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during the two business days before commencement of offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

    Each of the Representatives has provided, and expects to continue to provide, investment banking services to the Company from time to time. In February 1996, Bear Stearns acted as managing underwriter for the Company's initial public offering. In May 1996, Bear Stearns acted as financial advisor to the Company in connection with its acquisition of FIRSTPLUS West. Bear Stearns has acted as co-placement agent for each of the Company's securitization transactions completed since November 1995 (other than 1996-A). An affiliate of Bear Stearns provides financing to the Company through the Bear Stearns Facility and the Bear Stearns Term Line. In August 1996, Bear Stearns acted as one of the initial purchasers in the offering of the Convertible Notes. In December 1996, an affiliate of Bear Stearns agreed to convert $30.1 million principal amount of Convertible Notes into 1,845,398 shares of Common Stock (based on the conversion price of $16.30 per share), plus approximately $736,000, as accrued interest from August 20, 1996, and 84,662 additional shares of Common Stock as an incentive for the early conversion of the Convertible Notes. Sheldon I. Stein, a Senior Managing Director of Bear Stearns, is a director of the Company. None of the net proceeds to the Company of the Offering will be used to repay amounts outstanding under the Bear Stearns Facility or the Bear Stearns Term Line.

                                 LEGAL MATTERS

    The validity of the Common Stock to be offered hereby will be passed upon for the Company and the Selling Stockholders by Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Stroock & Stroock & Lavan, New York, New York.

                                    EXPERTS

    The consolidated financial statements of the Company at September 30, 1996 and 1995 and for each of the three years in the period ended September 30, 1996, appearing in this Prospectus and in the

Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act, of which this Prospectus is a part, with respect to the Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, including exhibits thereto, and reference is made to the Registration Statement for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents and when any such document is an exhibit to the Registration Statement, each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission. Copies of the Registration Statement, and exhibits thereto, may be acquired upon payment of the prescribed fees or examined without charge at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

    The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the Commission. Reports and other information filed by the Company with the Commission pursuant to the information requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies can be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a World Wide Web Site that contains reports, proxy statements and other information regarding registrants, such as the Company, that file electronically with the Commission. The address of the site is http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
RAC FINANCIAL GROUP, INC. AND SUBSIDIARIES

  Report of Independent Auditors...........................................................................     F-2

  Consolidated Balance Sheets as of September 30, 1995 and 1996............................................     F-3

  Consolidated Statements of Income for the Years Ended September 30, 1994, 1995 and 1996..................     F-4

  Consolidated Statements of Stockholders' Equity for the Years Ended September 30, 1994, 1995 and 1996....     F-5

  Consolidated Statements of Cash Flows for the Years Ended September 30, 1994, 1995 and 1996..............     F-6

  Notes to Consolidated Financial Statements...............................................................     F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors

RAC Financial Group, Inc.

    We have audited the accompanying consolidated balance sheets of RAC Financial Group, Inc. and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RAC Financial Group, Inc. and subsidiaries at September 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Dallas, Texas
October 25, 1996

                   RAC FINANCIAL GROUP, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                                            SEPTEMBER 30,
                                                                                    -----------------------------
                                                                                        1995            1996
                                                                                    -------------  --------------
                                                 ASSETS (NOTE 7)
Cash and cash equivalents.........................................................  $   2,485,511  $   23,167,198
Loans held for sale, net (Notes 3 and 4)..........................................     19,435,177     430,811,705
Excess servicing receivable (Note 5)..............................................     29,743,987     187,229,584
Subordinated certificates held for sale (Note 5)..................................      1,312,500      16,527,471
Receivable from trusts............................................................      2,571,668      32,105,423
Other assets (Note 6).............................................................      5,791,665      20,542,375
                                                                                    -------------  --------------
      Total assets................................................................  $  61,340,508  $  710,383,756
                                                                                    -------------  --------------
                                                                                    -------------  --------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued liabilities..........................................  $   6,936,703  $   19,669,370
Warehouse financing facilities (Note 7)...........................................     18,529,557     354,480,790
Warehouse Lender term line of credit (Note 7).....................................      9,248,872      57,464,872
Notes payable (Note 7)............................................................        871,906       1,966,818
Subordinated notes payable (Note 7)...............................................      8,002,500       7,002,500
Convertible subordinated notes....................................................       --           100,000,000
Allowance for possible credit losses on loans sold (Note 4).......................      3,906,506      54,256,800
Deferred tax liabilities, net (Note 8)............................................      2,110,593      20,973,879
                                                                                    -------------  --------------
      Total liabilities...........................................................     49,606,637     615,815,029
                                                                                    -------------  --------------
Contingencies and Commitments (Note 14)
Stockholders' equity:
  Preferred stock Series A, non-voting, $1.00 par value, 8% cumulative dividend
    (Note 9):
    Authorized--300,000
    Issued and outstanding shares--100,000--1995; none--1996......................        100,000        --
  Preferred stock Series B, non-voting, $1.00 par value, 8% cumulative dividend
    (Note 9):
    Authorized, issued, and outstanding shares 2,300,000--1995; none-- 1996.......      2,300,000        --
  Common stock, $0.01 par value (Note 9):
    Authorized shares--100,000,000
    Issued and outstanding shares--15,000,000--1995; 22,499,140--1996.............        150,000         224,991
  Non-voting common stock, $0.01 par value (Note 9):
    Authorized shares--25,000,000
    Issued and outstanding shares--2,948,804--1995; 4,440,676--1996...............         29,488          44,407
  Additional capital..............................................................      3,537,184      54,695,558
  Retained earnings...............................................................      5,617,199      39,603,771
                                                                                    -------------  --------------
      Total stockholders' equity..................................................     11,733,871      94,568,727
                                                                                    -------------  --------------
      Total liabilities and stockholders' equity..................................  $  61,340,508  $  710,383,756
                                                                                    -------------  --------------
                                                                                    -------------  --------------

                            See accompanying notes.

                   RAC FINANCIAL GROUP, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                               YEAR ENDED SEPTEMBER 30,
                                                                     --------------------------------------------
                                                                         1994           1995            1996
                                                                     -------------  -------------  --------------
Revenues:
  Gains on sales of loans, net.....................................  $  27,671,211  $  29,113,701  $  158,639,463
  Interest income..................................................      1,845,001      2,860,372      25,726,629
  Servicing income.................................................         71,982      1,049,188       4,007,544
  Other income.....................................................        251,766        873,077       9,683,463
                                                                     -------------  -------------  --------------
    Total revenues.................................................     29,839,960     33,896,338     198,057,099
Expenses:
  Salaries and employee benefits...................................     17,054,236     10,110,448      36,401,629
  Interest.........................................................      1,040,552      2,660,407      16,891,544
  Other operating..................................................      6,464,674      6,962,933      29,938,395
  Provision for possible credit losses.............................        125,000      4,419,736      59,644,195
                                                                     -------------  -------------  --------------
    Total expenses.................................................     24,684,462     24,153,524     142,875,763
                                                                     -------------  -------------  --------------
Income before income taxes.........................................      5,155,498      9,742,814      55,181,336
Provision for income taxes.........................................       --           (3,903,304)    (20,968,908)
                                                                     -------------  -------------  --------------
Net income.........................................................  $   5,155,498  $   5,839,510  $   34,212,428
                                                                     -------------  -------------  --------------
                                                                     -------------  -------------  --------------
Weighted average common shares and common equivalent shares
 outstanding.......................................................     16,276,874     20,296,874      25,358,162
                                                                     -------------  -------------  --------------
                                                                     -------------  -------------  --------------
Primary net income per share of common stock.......................  $        0.31  $        0.28  $         1.35
                                                                     -------------  -------------  --------------
                                                                     -------------  -------------  --------------
Weighted average fully diluted common and common equivalent shares
 outstanding.......................................................     16,276,874     20,296,874      26,353,526
                                                                     -------------  -------------  --------------
                                                                     -------------  -------------  --------------
Fully diluted net income per share of common stock.................  $        0.31  $        0.28  $         1.31
                                                                     -------------  -------------  --------------
                                                                     -------------  -------------  --------------

                            See accompanying notes.

                   RAC FINANCIAL GROUP, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                          PREFERRED STOCK                         COMMON STOCK
                                            -------------------------------------------  -------------------------------
                                                 SERIES "A"            SERIES "B"               VOTING         NON-VOTING
                                            --------------------  ---------------------  --------------------  ---------
                                             SHARES     AMOUNT     SHARES      AMOUNT     SHARES     AMOUNT     SHARES
                                            ---------  ---------  ---------  ----------  ---------  ---------  ---------
Balance at September 30, 1993.............    300,000  $ 300,000                         10,300,000 $ 103,000
Preferred stock dividends.................
Issuance of common stock..................                                                 680,000      6,800
Cancellation of loans to officer assumed
  by stockholders.........................
Distributions (Note 1)....................
Net (loss) income.........................
                                            ---------  ---------  ---------  ----------  ---------  ---------  ---------
Balance at September 30, 1994.............    300,000    300,000                         10,980,000   109,800
Investment in subsidiary--RNFC............                        2,300,000  $2,300,000  4,020,000     40,200
Issuance of common stock and exercise of
  warrants................................                                                                     2,948,804
Redemption of preferred stock.............   (200,000)  (200,000)
Preferred stock dividends.................
Distributions (Note 1)....................
Net (loss) income.........................
                                            ---------  ---------  ---------  ----------  ---------  ---------  ---------
Balance at September 30, 1995.............    100,000    100,000  2,300,000   2,300,000  15,000,000   150,000  2,948,804
Issuance of common stock and exercise of
  stock warrants..........................                                               6,590,000     65,900  2,401,012
Transfer of non-voting to voting..........                                                 909,140      9,091   (909,140)
Redemption of preferred stock.............   (100,000)  (100,000) (2,300,000) (2,300,000)
Preferred stock dividends.................
Net income (loss).........................
Other.....................................
                                            ---------  ---------  ---------  ----------  ---------  ---------  ---------
Balance at September 30, 1996.............     --      $  --         --      $   --      22,499,140 $ 224,991  4,440,676
                                            ---------  ---------  ---------  ----------  ---------  ---------  ---------
                                            ---------  ---------  ---------  ----------  ---------  ---------  ---------


                                                                      RETAINED
                                                         ADDITIONAL   EARNINGS
                                              AMOUNT      CAPITAL    (DEFICIT)     TOTAL
                                            -----------  ----------  ----------  ----------
Balance at September 30, 1993.............               $4,537,920  $ (295,377) $4,645,543
Preferred stock dividends.................                              (70,500)    (70,500)
Issuance of common stock..................                1,656,448               1,663,248
Cancellation of loans to officer assumed
  by stockholders.........................                             (200,000)   (200,000)
Distributions (Note 1)....................               (6,872,928)             (6,872,928)
Net (loss) income.........................                5,802,860    (647,362)  5,155,498
                                            -----------  ----------  ----------  ----------
Balance at September 30, 1994.............                5,124,300  (1,213,239)  4,320,861
Investment in subsidiary--RNFC............                1,127,139               3,467,339
Issuance of common stock and exercise of
  warrants................................   $  29,488      470,512                 500,000
Redemption of preferred stock.............                                         (200,000)
Preferred stock dividends.................                              (26,864)    (26,864)
Distributions (Note 1)....................               (2,166,975)             (2,166,975)
Net (loss) income.........................               (1,017,792)  6,857,302   5,839,510
                                            -----------  ----------  ----------  ----------
Balance at September 30, 1995.............   $  29,488    3,537,184   5,617,199  11,733,871
Issuance of common stock and exercise of
  stock warrants..........................      24,010   51,121,044              51,210,954
Transfer of non-voting to voting..........      (9,091)                              --
Redemption of preferred stock.............                                       (2,400,000)
Preferred stock dividends.................                             (264,842)   (264,842)
Net income (loss).........................                  (38,986) 34,251,414  34,212,428
Other.....................................                   76,316                  76,316
                                            -----------  ----------  ----------  ----------
Balance at September 30, 1996.............   $  44,407   $54,695,558 $39,603,771 $94,568,727
                                            -----------  ----------  ----------  ----------
                                            -----------  ----------  ----------  ----------

                            See accompanying notes.

                   RAC FINANCIAL GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              YEAR ENDED SEPTEMBER 30,
                                                                    --------------------------------------------
                                                                       1994           1995            1996
                                                                    -----------  --------------  ---------------
OPERATING ACTIVITIES:
Net income........................................................  $ 5,155,498  $    5,839,510  $    34,212,428
Adjustments to reconcile net income to net cash provided by (used
  in) operating activities:
  Provision for possible credit losses............................      264,429       4,387,186       59,644,195
  Depreciation and amortization...................................      359,629         419,801          663,294
  Gain on sales of loans..........................................   (2,071,620)    (34,009,029)    (170,679,358)
  Changes in operating assets and liabilities:
    Excess servicing receivable amortization......................      --              487,618       13,391,590
    Loans originated or acquired..................................     (812,643)   (208,709,884)  (1,662,943,324)
    Principal collected and proceeds from sale of loans...........      --          203,840,116    1,257,526,186
    Accrued interest receivable...................................      --              457,945       (3,030,595)
    Excess servicing receivable, net..............................      --            1,364,909         (197,829)
    Receivable from trusts........................................      --           (2,417,202)     (33,323,944)
    Subordinated certificates held for sale.......................      --           (1,312,500)     (15,214,971)
    Other assets..................................................     (639,279)     (1,048,753)      (7,845,077)
    Accounts payable and accrued expenses.........................      979,293       2,381,646       12,303,330
    Other liabilities.............................................      416,532         483,988        --
    Deferred tax liability........................................      --            2,110,593       18,841,605
                                                                    -----------  --------------  ---------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES...............    3,651,839     (25,724,056)    (496,652,470)
INVESTING ACTIVITIES:
Cash from acquisitions............................................      --              624,571          251,894
Acquisition costs of RNFC.........................................      --             (530,562)       --
Advances to stockholders..........................................     (776,168)        552,932        --
Marketable securities.............................................      628,735        --              --
Purchases of equipment and leasehold improvements.................     (635,366)       (761,132)      (4,447,279)
                                                                    -----------  --------------  ---------------
NET CASH USED IN INVESTING ACTIVITIES.............................     (782,799)       (114,191)      (4,195,385)
FINANCING ACTIVITIES:
Borrowings on warehouse financing facilities, net.................      157,260      10,436,052      324,891,823
Borrowings on term line of credit.................................    2,888,872       9,248,872       48,216,000
Borrowings on notes payable, net..................................      350,000         221,906          875,607
Proceeds from subordinated notes payable to affiliates............      --            8,002,500        --
Proceeds from convertible subordinated notes......................      --             --            100,000,000
Repayments on subordinated notes payable to affiliates............      --             --             (1,000,000)
Redemptions of preferred stock....................................      --             (200,000)      (2,400,000)
Common stock issued...............................................    1,663,248         500,000       51,210,954
Distributions.....................................................   (6,872,928)     (2,166,975)       --
Preferred stock dividends.........................................      (70,500)        (26,864)        (264,842)
                                                                    -----------  --------------  ---------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES...............   (1,884,048)     26,015,491      521,529,542
                                                                    -----------  --------------  ---------------
INCREASE IN CASH..................................................      984,992         177,244       20,681,687
Cash and cash equivalents at beginning of year....................    1,323,275       2,308,267        2,485,511
                                                                    -----------  --------------  ---------------
Cash and cash equivalents at end of year..........................  $ 2,308,267  $    2,485,511  $    23,167,198
                                                                    -----------  --------------  ---------------
                                                                    -----------  --------------  ---------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid during the year.....................................  $ 1,040,552  $    1,997,129  $    13,740,563
                                                                    -----------  --------------  ---------------
                                                                    -----------  --------------  ---------------
Non-cash investing and financing activities:
Acquisition of assets, net........................................      --       $    2,312,206        --
                                                                    -----------  --------------  ---------------
                                                                    -----------  --------------  ---------------

                            See accompanying notes.

                   RAC FINANCIAL GROUP, INC. AND SUBSIDIARIES

                         NOTES TO FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1996

1. DESCRIPTION OF BUSINESS AND ACQUISITIONS

    RAC Financial Group, Inc., a Nevada corporation (RAC or the Company), through its four subsidiaries, FIRSTPLUS Financial, Inc. (FIRSTPLUS Financial), formerly known as Remodelers National Funding Corp., a Texas corporation, SFA:
State Financial Acceptance Corp., a Texas corporation (SFAC), FIRSTPLUS Financial West, Inc., formerly known as Mortgage Plus Incorporated, a Colorado corporation, and First Security Mortgage Corporation (FIRSTPLUS East), a South Carolina corporation, is a specialized consumer finance company that originates, services, and sells Conventional and Title I home improvement, debt consolidation and combination home improvement/debt consolidation loans. The Company originates loans through wholesale purchase, contractor referrals and direct to consumer transactions. The Company historically sold substantially all of the loans it originated or purchased through asset-backed securitizations to investors in the form of pass-through certificates and retains the loan servicing rights.

    SFAC is a conventional home improvement lender. In prior years, SFAC purchased property improvement loans at a discount from contractors and sold packages of these loans at a premium. On October 4, 1994, RAC was formed to combine the operations of SFAC and FIRSTPLUS Financial, an approved Title I Loan originator and servicer. The Company entered into an agreement with the shareholders of SFAC and with Farm Bureau Life Insurance Company ("Farm Bureau"), which at the time was an affiliate of a principal shareholder of FIRSTPLUS Financial, whereby the shareholders of SFAC exchanged their common and preferred stock of SFAC and FIRSTPLUS Financial exchanged its common stock of FIRSTPLUS Financial for common and preferred stock of the Company. FIRSTPLUS Financial and SFAC became wholly owned subsidiaries of the Company (the Combination).

    In May 1996, 1,600,000 common shares of the Company were issued in exchange for all of the outstanding common stock of Mortgage Plus Incorporated (MPI), in a transaction accounted for as a pooling of interests. MPI was subsequently renamed FIRSTPLUS Financial West, Inc. (FIRSTPLUS West). As such, the consolidated financial information of the Company has been restated to include the accounts of FIRSTPLUS West for all periods presented. As FIRSTPLUS West was a Subchapter S corporation prior to the pooling with RAC, its retained earnings activity (net income (loss) and distributions) on a separate company basis has been reclassified to additional capital. Prior to the acquisition, FIRSTPLUS West operated on a fiscal year end of April 30. FIRSTPLUS West's prior years financial statements have been combined with the Company's financial statements without recasting the periods presented, except for the financial information as of and for the fiscal years ended September 30, 1996. Such combination results in operations for FIRSTPLUS West for the period from May 1, 1995 through September 30, 1995 being excluded from the presentation. Net income for FIRSTPLUS West for this

                   RAC FINANCIAL GROUP, INC. AND SUBSIDIARIES

1. DESCRIPTION OF BUSINESS AND ACQUISITIONS (CONTINUED) period was approximately $58,000. Separate results of the Company and FIRSTPLUS West for the periods presented are as follows (dollars in thousands):

                                                                  YEAR ENDED SEPTEMBER 30,
                                                              --------------------------------
                                                                1994       1995        1996
                                                              ---------  ---------  ----------
Revenue:
  RAC.......................................................  $   2,446  $  28,951  $  180,307
  FIRSTPLUS West............................................     27,394      4,962      21,622
  Elimination of intercompany transactions..................     --            (18)     (3,872)
                                                              ---------  ---------  ----------
                                                                 29,840     33,895     198,057
Expenses:
  RAC.......................................................      3,093     18,172     121,389
  FIRSTPLUS West............................................     21,592      5,981      21,487
  Provision for income taxes................................     --          3,903      20,969
                                                              ---------  ---------  ----------
                                                                 24,685     28,056     163,845
Net income (loss):
  RAC.......................................................       (647)     6,876      37,949
  FIRSTPLUS West............................................      5,802     (1,019)        135
  Elimination of intercompany transactions..................     --            (18)     (3,872)
                                                              ---------  ---------  ----------
                                                              $   5,155  $   5,839  $   34,212
                                                              ---------  ---------  ----------
                                                              ---------  ---------  ----------

2. SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of RAC and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

REVENUE RECOGNITION

    The Company generates revenue from the sale of loans through asset-backed securitizations by selling pass-through certificates through grantor trusts or asset-backed notes through owner trusts (the Trusts). Excess servicing gains on sales of loans through securitizations principally represent the present value of the differential between the interest rates charged on the loans and the interest rates passed on to the purchasers of the certificates, after considering the effects of estimated prepayments, servicing fees, and other administrative costs. Excess servicing gains on sales of loans are recorded at the settlement date. All related premiums or discounts on the loans sold are netted against the gain on sale of the loans.

    An excess servicing receivable (the Receivable) is recorded at the time of sale that is equal to the excess servicing gain on sale of loans before reductions for related premiums and costs. The Receivable is amortized in proportion to and over the expected lives of the related loans giving effect to the prepayment assumptions utilized in its determination and is carried at its estimated net realizable value.

    The carrying value of the Receivable is analyzed for possible impairment quarterly by the Company on a disaggregated basis by the predominant risk characteristic of loan type to determine whether prepayment and default experience has an impact on carrying value. Expected cash flows of the underlying loans sold

                   RAC FINANCIAL GROUP, INC. AND SUBSIDIARIES

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) are reviewed based upon current economic conditions and the type of loans originated and are revised as necessary using the original discount rate used in calculating the gain on sale. The Company generally makes loans to borrowers whose borrowing needs may not be met by traditional financial institutions due to credit qualification requirements, primarily due to high loan-to-value ratios. The Company has found that its borrowers are payment sensitive rather than interest-rate sensitive. As such, the Company does not consider interest rates to be a predominant risk characteristic for purposes of valuation impairment. Impairment losses, if any, arising from adverse prepayment and default experience are recognized as a charge to earnings while favorable experience is not recognized until realized.

    During the fiscal year ended September 30, 1996, the Company pooled and securitized $723.1 million of loans through five grantor trusts and one owner trust. Four trusts sold pass-through certificates in private placements. One trust (1996-2) sold pass-through certificates in a public offering. One trust (1996-3) sold mortgage-backed notes in a public offering. The certificates have fixed coupon rates and estimated remaining maturities ranging from 2 to 20 years.

    To a lesser extent, the Company generates revenue from the bulk sale of loans. Bulk sale gains represent the difference between the sale price, which is received in cash, and the cost of the loans sold.

    The Company generally retains servicing rights and recognizes servicing income from fees, prepayment penalties and late payment charges earned for servicing the loans owned by investors, certificate holders, and others. Servicing and other fees are generally earned at rates ranging from approximately 0.75% to 1.00% of the unamortized loan balance being serviced. Servicing income is recognized when collected.

    Interest income from loans is recognized using the interest method. The Company ceases to accrue interest income on loans which become 90 days past due.

CASH EQUIVALENTS

    The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

LOANS HELD FOR SALE

    Loans held for sale are carried at the lower of cost or market. Typically, the Company obtains a second or third property improvement lien as collateral.

RECEIVABLE FROM TRUSTS

    The Company is required to maintain a deposit with the trustees for the Trusts equal to a set percentage of the par value of the securitized portfolio to supplement unanticipated shortfalls in payments to certificate holders (the Receivable from Trusts). The certificate holders' recourse to the Company is limited to this required reserve balance and the Receivable related to the specific securitization. The amounts on deposit are invested in certain short-term instruments as permitted by each Trust's pooling and servicing agreement. To the extent that amounts on deposit exceed specified levels, distributions are made to the Company. Upon maturity of the certificates, any remaining amounts on deposit are distributed to the Company.

                   RAC FINANCIAL GROUP, INC. AND SUBSIDIARIES

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
ALLOWANCE FOR POSSIBLE CREDIT LOSSES

    Provision for credit losses is charged to income in amounts sufficient to maintain the allowance at a level considered adequate to cover anticipated losses resulting from liquidation of outstanding loans. The allowance for credit losses is based upon periodic analysis of the portfolio, economic conditions and trends, historical credit loss experience, borrowers' ability to repay, and collateral values. The allowance for credit losses on loans sold represents the Company's best estimate of future credit losses likely to be incurred over the life of the loans sold. This allowance has been discounted at 6.5% which is considered to be equivalent to the risk-free market rate for securities with a duration consistent with the estimated timing of losses. The Company charges off defaulted loans based on a review of each individual receivable.

INCOME TAXES

    Federal and state income taxes are accounted for utilizing the liability method, and deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

    Primary earnings per common and common equivalent share are computed by dividing net income less preferred dividends by the weighted average number of shares of Common Stock and Common Stock equivalents outstanding for the period. Common Stock equivalents consist of the dilutive effect of Common Stock which may be issued assuming exercise of stock options or warrants for the period such options or warrants were outstanding, using the treasury stock method. Fully diluted earnings per share reflect the dilutive effect of Common Stock that may be issued, assuming conversion of the convertible subordinated notes and exercise of stock options and warrants. Pursuant to the requirements of the Securities and Exchange Commission, common shares and common equivalent shares issued at prices below the estimated initial public offering price during the 12 months immediately preceding the date of the filing of the registration statement relating thereto have been included in the calculation of common shares and common share equivalents, using the treasury stock method, as if they were outstanding for all periods presented.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company's financial instruments at September 30, 1996 and September 30, 1995 consist primarily of loans held for sale, excess servicing receivable and subordinated certificates held for sale as well as warehouse financing facilities, term lines of credit and other debt instruments. The loans held for sale represent recent production and as such, their carrying value approximates their current fair value. On a quarterly basis, the performance of the excess servicing receivable is analyzed by management for impairment, focusing on market discount rates, prepayment and default assumptions. Accordingly, based on such analysis, management believes that the carrying value of the excess servicing receivable approximates its fair value. All significant outstanding debt, including the warehouse financing facilities, term lines

                   RAC FINANCIAL GROUP, INC. AND SUBSIDIARIES

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) of credit and other debt instruments, are at variable rates at terms the Company believes represent present market conditions. As such, the carrying amounts of the Company's outstanding debt instruments approximate their respective fair values.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 125 ("FASB 125"), "Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities." FASB 125 addresses the accounting for all types of securitization transactions, securities lending and repurchase agreements, collateralized borrowing arrangements and other transactions involving the transfer of financial assets. FASB 125 distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. FASB 125 is generally effective for transactions that occur after December 31, 1996, and it is to be applied prospectively. FASB 125 will require the Company to allocate the total cost of mortgage loans sold to the mortgage loans sold (servicing released), retained certificates and servicing rights based on their relative fair values. The Company will be required to assess the retained certificates and servicing rights for impairment based upon the fair value of those rights. The pronouncement also will require the Company to provide additional disclosure about the retained certificates in its securitizations and to account for these assets at fair value in accordance with FASB 115. The Company will apply the new rules prospectively beginning in the first calendar quarter of 1997 and, based on current circumstances, does not believe the application of the new rules will have a material impact on the Company's financial statements.

    In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which is effective beginning in the Company's 1997 fiscal year. SFAS No. 123 allows companies to continue to account for stock-based employee compensation plans under the existing accounting standard Accounting Principles Board ("APB") Opinion No. 25, or adopt a fair value-based method of accounting for stock options as compensation expense over the service period (generally the vesting period) as defined in the new standard. SFAS No. 123 requires that if a company continues to account for stock options under APB Opinion No. 25, it must provide pro forma net income and earnings per share information "as if" the new fair value approach had been adopted. The Company plans to continue to account for stock-based compensation under APB Opinion No. 25 and will make the required disclosures in its 1997 fiscal year financial statements.

                   RAC FINANCIAL GROUP, INC. AND SUBSIDIARIES

3. LOANS HELD FOR SALE

    The components for loans held for sale are as follows:

                                                                                  SEPTEMBER 30,
                                                                          -----------------------------
                                                                              1995            1996
                                                                          -------------  --------------
Conventional loans......................................................  $  14,066,740  $  386,934,441
Title I loans...........................................................      7,202,788      34,711,739
First lien mortgages....................................................         27,871       1,713,497
Construction loans......................................................       --             1,826,850
                                                                          -------------  --------------
  Subtotal..............................................................     21,297,399     425,186,527
Participations sold.....................................................       (902,390)       --
Allowance for possible credit losses....................................       (887,879)     (6,495,073)
Net purchase premiums (discount)........................................        (71,953)     12,120,251
                                                                          -------------  --------------
  Total.................................................................  $  19,435,177  $  430,811,705
                                                                          -------------  --------------
                                                                          -------------  --------------

    The serviced loan portfolio, which includes the loans held for sale, as well as loans serviced for the securitizations and other investors, consisted of $991.1 million in Conventional Loans and $276.0 million in Title I loans at September 30, 1996.

4. ALLOWANCE FOR POSSIBLE CREDIT LOSSES

    The activity in the allowance for possible credit losses is summarized as follows:

                                                                              YEAR ENDED SEPTEMBER 30,
                                                                             ---------------------------
                                                                                 1995          1996
                                                                             ------------  -------------
Balance, beginning of year.................................................  $    325,429  $   4,794,385
Allowance from FIRSTPLUS Financial acquisition.............................       160,000       --
Provision for possible credit losses.......................................     4,452,286     59,644,195
Participations purchased with a reserve....................................       --             214,909
Charge-offs, net...........................................................      (143,330)    (3,901,616)
                                                                             ------------  -------------
Balance, end of year.......................................................  $  4,794,385  $  60,751,873
                                                                             ------------  -------------
                                                                             ------------  -------------
Components of Allowance:
Allowance for possible credit losses on loans held for sale................  $    887,879  $   6,495,073
Allowance for possible credit losses on loans sold.........................     3,906,506     54,256,800
                                                                             ------------  -------------
  Total....................................................................  $  4,794,385  $  60,751,873
                                                                             ------------  -------------
                                                                             ------------  -------------

    At September 30, 1996 and 1995, the gross allowance for possible credit losses on loans sold was approximately $69.6 million and $6.8 million, respectively, which was recorded at a discount using a risk-free discount rate of 6.5%.

                   RAC FINANCIAL GROUP, INC. AND SUBSIDIARIES

5. EXCESS SERVICING RECEIVABLE AND SUBORDINATED CERTIFICATES AVAILABLE FOR SALE

    The activity in the Receivable is summarized as follows:

                                                                            YEAR ENDED SEPTEMBER 30,
                                                                          -----------------------------
                                                                              1995            1996
                                                                          -------------  --------------
Balance, beginning of year..............................................  $    --        $   29,743,987
Acquired in FIRSTPLUS East and FIRSTPLUS West acquisition...............      1,685,887         197,829
Excess servicing gains..................................................     30,065,093     170,679,358
Excess servicing write-off..............................................       (969,412)       (408,915)
Amortization............................................................       (487,618)    (12,982,675)
Receivable reclassified to Receivable from Trust........................       (549,963)       --
                                                                          -------------  --------------
Balance, end of year....................................................  $  29,743,987  $  187,229,584
                                                                          -------------  --------------
                                                                          -------------  --------------

    The Company discounts the cash flows on the securitized loans at a rate it believes a purchaser would require as a rate of return. The rates used to discount the cash flows were between 10% and 11% for the fiscal years ended September 30, 1995 and September 30, 1996.

    At September 30, 1996, the Company held as available for sale four subordinated certificates from securitizations. The certificates were unrated and as such there was no current established market values. Estimates of the fair market value based on discounted cash flow analysis indicates that the carrying value of the subordinated certificates approximates their fair value.

6. OTHER ASSETS

    Other assets consist of the following:

                                                                                    SEPTEMBER 30,
                                                                             ---------------------------
                                                                                 1995          1996
                                                                             ------------  -------------
Goodwill, net..............................................................  $    477,506  $     423,951
Furniture, equipment and leasehold improvements, net.......................     1,277,660      5,497,037
Debt offering costs                                                               --           3,112,341
Prepaids and other.........................................................     4,036,499     11,509,046
                                                                             ------------  -------------
                                                                             $  5,791,665  $  20,542,375
                                                                             ------------  -------------
                                                                             ------------  -------------

    Depreciable assets are stated at cost less accumulated depreciation. Equipment is depreciated using a straight-line method based on estimated useful lives ranging from 1 to 5 years. Leasehold improvements are amortized over the life of the lease or asset whichever is shorter.

    Goodwill is amortized on a straight-line basis over ten years.

7. DEBT

WAREHOUSE FINANCING FACILITIES

    The Company has a $60 million warehouse facility (Bank One Warehouse Lender Facility) with Bank One, Texas, N.A., an affiliate, for warehousing loans prior to sale through securitization. In March 1996, the Company increased the Bank One Facility from $20 million to $40 million, and, in June 1996, increased the Bank One Facility to $60 million. At September 30, 1996, approximately $50.9 million was outstanding under the Bank One Warehouse Lender Facility. This warehouse facility bears interest at the federal funds

                   RAC FINANCIAL GROUP, INC. AND SUBSIDIARIES

7. DEBT (CONTINUED)
rate (5.3% at September 30, 1996) plus 1.25%, payable monthly. During the term of the facility, borrowings have no stated maturity other than the repayment obligations coincident with the principal payments of the underlying loans. Upon the sale of the warehoused loans, borrowings under the warehouse facility are repaid. The Bank One Warehouse Lender Facility matures in March 1997.

    The Company also has a $130 million warehouse financing facility with a nationally recognized finance company (the Warehouse Lender) for warehousing loans prior to sale through securitization. This warehouse facility bears interest at a rate based on the commercial paper rate of the Warehouse Lender's parent plus 125 basis points payable monthly. This warehouse facility matures in March 1997. The Warehouse Lender received a participation interest in the securitizations completed in June and September 1995. At September 30, 1996, approximately $116.4 million was outstanding under this warehouse facility.

    Additionally, at September 30, 1996, the Company had approximately $42.5 million outstanding under several other warehouse lines bearing interest at rates primarily based on spreads above LIBOR or prime.

    In May 1996, the Company entered into a master repurchase agreement with Bear Stearns Home Equity Trust 1996-1, which provided the Company with a $200 million loan repurchase facility (the "Bear Stearns Facility") which bears interest based on a spread over the 30-day LIBOR and expires in May 1997. Approximately $144.6 million was outstanding under this facility at September 30, 1996. In August 1996, the Bear Stearns Facility was increased to $300 million.

WAREHOUSE LENDER TERM LINE OF CREDIT

    The Company has a $70 million working capital term line of credit with the Warehouse Lender that is secured by the Company's subordinated certificates and the Company's excess servicing receivable. This line of credit bears interest at the rate of 2.5% over the thirty day rate for commercial paper issued by the Warehouse Lender's parent with the principal amortized over 60 months. No additional borrowings may occur under the term line beyond March 1997. The line of credit matures in February 1999.

SUBORDINATED NOTES

    At September 30, 1996, the Company had $5.7 million principal amount of 12% fixed rate subordinated notes (the Notes) outstanding which are held by BOCP II, Limited Liability Company and Banc One Capital Partners V, Ltd., each of which is an affiliate. The Notes mature on March 31, 2000. In addition, at September 30, 1996, the Company had $1.3 million principal amount of Notes outstanding, which are held by Farm Bureau, which is an affiliate. Advances under the facility carry 12% interest rates with principal due March 31, 2000.

    The Notes referred to above were issued with detachable stock warrants, allowing the affiliates to purchase a total of 15% of the Company. All such warrants were exercised in February 1996. See Note 9. The Notes are recorded at a discount which equals the value of the warrants at the time of issuance. The Notes are secured by the assets of the Company, but are subordinated to the rights of the warehouse lenders.

    In August 1996, the Company issued the Convertible Subordinated Notes in the aggregate principal amount of $100 million. The Convertible Notes mature in August 2003 and bear interest at 7.25%, and are convertible into Common Stock at a conversion price of $16.30 per share. Common Stock reserved for conversion totaled 6,134,970 at September 30, 1996.

                   RAC FINANCIAL GROUP, INC. AND SUBSIDIARIES

7. DEBT (CONTINUED)
    In conjunction with the various borrowings, the Company has agreed to certain financial covenants regarding tangible net worth and leverage. In addition, FIRSTPLUS Financial is restricted from transferring the Excess Servicing receivable to RAC or any of its subsidiaries. The Company was in compliance with all such financial covenants at September 30, 1996.

8. INCOME TAXES

    The provision for income taxes consists of the following:

                                                                    YEAR ENDED SEPTEMBER 30,
                                                                   ---------------------------
                                                                       1995          1996
                                                                   ------------  -------------
Current:
  Federal........................................................  $  1,613,443  $   1,883,977
  State..........................................................       179,268        221,645
                                                                   ------------  -------------
                                                                      1,792,711      2,105,622
Deferred:
  Federal........................................................     1,794,000     16,877,677
  State..........................................................       316,593      1,985,609
                                                                   ------------  -------------
                                                                      2,110,593     18,863,286
                                                                   ------------  -------------
                                                                   $  3,903,304  $  20,968,908
                                                                   ------------  -------------
                                                                   ------------  -------------

    The tax effects of temporary differences that give rise to the deferred tax asset and liabilities are as follows:

                                                                    YEAR ENDED SEPTEMBER 30,
                                                                   ---------------------------
                                                                       1995          1996
                                                                   ------------  -------------
Deferred tax asset allowance for possible credit losses..........  $  1,787,800  $   2,566,376
Deferred tax liabilities:
  Excess servicing rights........................................     3,705,325     23,455,459
  Other..........................................................       193,068         84,796
                                                                   ------------  -------------
                                                                      3,898,393     23,540,255
                                                                   ------------  -------------
Net deferred tax liabilities.....................................  $  2,110,593  $  20,973,879
                                                                   ------------  -------------
                                                                   ------------  -------------

    A reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

                                                                             SEPTEMBER 30,
                                                                          --------------------
                                                                            1995       1996
                                                                          ---------  ---------
Statutory rate..........................................................       34.0%      35.0%
State tax, net of federal benefit.......................................        3.0        3.0
Non deductible S-Corp losses............................................        3.5     --
Other...................................................................       (0.4)    --
                                                                          ---------  ---------
                                                                               40.1%      38.0%
                                                                          ---------  ---------
                                                                          ---------  ---------

                   RAC FINANCIAL GROUP, INC. AND SUBSIDIARIES

8. INCOME TAXES (CONTINUED)
    Net income reflects the effect of FIRSTPLUS West as a Subchapter S corporation and, accordingly, FIRSTPLUS West included no federal income taxes in its financial statements since its income was taxed at the shareholder level. Due to net operating losses experienced by RAC prior to the pooling with FIRSTPLUS West and as FIRSTPLUS West was a Subchapter S corporation, no tax provision was necessary for the year ended September 30, 1994.

9. STOCKHOLDERS' EQUITY

PREFERRED STOCK

    The Series A Preferred Stock and Series B Preferred Stock paid dividends, when declared by the Board of Directors, at an annual rate of $0.08 per share. The dividends accrued and were payable upon redemption. The remaining outstanding shares of the preferred stock were redeemed and all related dividends were paid in February 1996.

WARRANTS

    As of September 30, 1995, the Company had outstanding stock warrants held by affiliates that were exercised for 2,401,012 shares of Non-voting Common Stock for a nominal exercise price during the fiscal year ended September 30, 1996. The warrants were associated with the issuance of and amendments to the Notes. In January 1996, to facilitate the increase in the term line, the Company issued the Warehouse Lender warrants to purchase 500,000 shares of the Common Stock at an exercise price of $7.00 per share.

10. EMPLOYEE STOCK OPTION, DIRECTOR STOCK OPTION, AND EMPLOYEE STOCK PURCHASE PLANS

    The Company has adopted the 1995 Employee Stock Option Plan. The 1995 Employee Stock Option Plan provides for grants of incentive stock options (Incentive Options) and nonqualified stock options (Nonqualified Options) to all eligible employees of the Company and its subsidiaries. All Incentive Options will have an exercise price per share no less than the market value of the Company's Common Stock on the date the option is granted. Nonqualified Options may be granted with an exercise price per share less than fair market value of the Common Stock at the date of grant. No options under the 1995 Employee Option Plan may be exercised more than ten years from the date of grant. A maximum of 3,200,000 shares of Common Stock have been reserved for sale upon exercise of options under this plan. Approximately 1,331,650 options have been granted during the fiscal year ended September 30, 1996 at exercise prices equal to the market value on the date of grant. No options have been exercised through September 30, 1996.

    The Company has adopted the 1995 Non-Employee Director Plan to grant options to members of the Board of Directors who are not employees of the Company or its subsidiaries on the date they become a director. Each non-employee director, at the time the 1995 Non-Employee Director Plan was adopted, received an option to purchase 10,000 shares of Common Stock (Initial Option) at the initial public offering price less the underwriters' discount. Subsequently, on the date of each annual stockholders' meeting, after such director's Initial Option has vested, the director will receive a nonqualified stock option to purchase 2,000 shares of Common Stock with an exercise price equal to the fair market value of the Common Stock on the date of grant. A maximum of 100,000 shares of Common Stock have been reserved under the 1995 Director Plan.

    The Company has adopted the RAC Financial Group, Inc. Employee Stock Purchase Plan (Purchase Plan) and reserved a total number of common shares issuable under this plan of 500,000. The Purchase

                   RAC FINANCIAL GROUP, INC. AND SUBSIDIARIES

10. EMPLOYEE STOCK OPTION, DIRECTOR STOCK OPTION, AND EMPLOYEE STOCK PURCHASE PLANS (CONTINUED)
Plan provides a means for employees to purchase shares of Common Stock at 85% of the fair market value.

    The activity related to options granted during the year ended September 30, 1996, is as follows:

                                                                                    NUMBER
                                                      NUMBER OF    OPTION PRICE   OF SHARES
                                                        SHARES      PER SHARE     EXERCISABLE
                                                      ----------  --------------  ----------
Outstanding
  September 30, 1995
  Granted...........................................   1,450,020  $ 7.00 - 22.69      --
  Forfeitures.......................................      48,370            7.00      --
                                                      ----------  --------------  ----------
  September 30, 1996................................   1,401,650  $ 7.00 - 22.69      --
                                                      ----------  --------------  ----------
                                                      ----------  --------------  ----------

11. GAINS ON SALES OF LOANS

    The gains on sales of loans, as defined in Note 2, and the related cost is as follows:

                                                                  YEAR ENDED SEPTEMBER 30,
                                                               ------------------------------
                                                                    1995            1996
                                                               --------------  --------------
Excess servicing gain........................................  $   41,064,028  $  171,215,906
Sharing arrangements.........................................     (10,998,935)       (536,548)
                                                               --------------  --------------
                                                                   30,065,093     170,679,358
Gain on whole loan and bulk sales............................       4,517,100      11,196,110
                                                               --------------  --------------
                                                                   34,582,193     181,875,468
Residual interest income.....................................        --             5,114,883
Premiums, net................................................      (1,993,613)    (20,835,867)
Transaction costs............................................      (3,474,879)     (7,515,021)
                                                               --------------  --------------
Gains on sales of loans, net.................................  $   29,113,701  $  158,639,463
                                                               --------------  --------------
                                                               --------------  --------------

12. TRANSACTIONS WITH AFFILIATES

    In December 1994, the Company repurchased certain loan participations from an affiliate, Farm Bureau, and other investors at par value. The repurchased loans were sold in a securitization transaction. The affiliate received a participation interest in the securitization. The affiliate held $2,569,706 of loan participations at September 30, 1995. These participations were subsequently repurchased by the Company.

    The Company has a warehouse facility with Bank One, an affiliate of Banc One Capital Partners II and Banc One Capital Partners V, which are stockholders of the Company (See Note 7).

    The Company has issued the Notes to BOCP II, Limited Liability Company, Banc One Capital Partners V, Ltd., and Farm Bureau.

    Additionally, the Company used Bear, Stearns & Co. Inc., as co-placement agent in the Company's 1995-4, 1996-1, , 1996-2 and 1996-3 securitization transactions. The Company also is provided financing

                   RAC FINANCIAL GROUP, INC. AND SUBSIDIARIES

12. TRANSACTIONS WITH AFFILIATES (CONTINUED) through the Bear Stearns Facility. A managing director from Bear, Stearns & Co. Inc., is a director of the Company. (See Note 7).

    The Company had a credit facility with Farm Bureau, which is a stockholder of the Company (See Note 7).

13. EMPLOYEE BENEFIT PLANS

    The Company has an Employees' 401(k) Savings Plan (the Plan) for eligible employees. An employee is eligible to participate in the Plan after employment of at least one month.

    Participants may elect to make contributions to the Plan in amounts equal to not less than 1% nor more than 15% of their eligible compensation. The Company may elect to match elective contributions up to a maximum of 4% of the participant's eligible compensation. The Company has made no such contributions for the fiscal year ended September 30, 1996.

14. CONTINGENCIES AND COMMITMENTS

    The Company leases premises and equipment under operating leases with various expiration dates. Approximate future minimum lease payments are as follows:

1997...................................................  $4,605,659
1998...................................................   3,677,977
1999...................................................   3,059,760
2000...................................................   2,750,515
                                                         ----------
                                                         $14,093,911
                                                         ----------
                                                         ----------

    Rent expense for the years ended September 30, 1994, 1995 and 1996 was $1,221,113, $715,088 and $2,803,011, respectively.

    The Company is involved in certain litigation arising in the normal course of business. Management's opinion is that the resolution of such litigation will not have a material adverse effect on the Company's financial condition.

15. CONCENTRATION OF CREDIT RISK

    The Company is active in originating loans to customers throughout the United States. All loans are made on a secured or unsecured basis after reviewing each potential borrower's credit application and evaluating their financial history and ability to repay.

    Approximately 59% of the loans in the Company's serviced loan portfolio at September 30, 1996 was secured by residential properties located in California. No other state accounted for more than 10%.

                   RAC FINANCIAL GROUP, INC. AND SUBSIDIARIES

16. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The quarterly results of operations for the year ended September 30, 1996 are as follows:

                                                                                    QUARTER ENDED
                                                                ------------------------------------------------------
                                                                DECEMBER 31,    MARCH 31,    JUNE 30,    SEPTEMBER 30,
                                                                    1995          1996         1996          1996
                                                                -------------  -----------  -----------  -------------
REVENUES
Gain of Sales of Loans, Net...................................    $  20,273     $  28,220    $  41,322     $  68,824
Sale of Servicing Rights Interest.............................        1,767         2,290        6,704        14,965
Servicing Income..............................................          694           940        1,040         1,334
Other Income..................................................          734         2,348        2,310         4,292
                                                                -------------  -----------  -----------  -------------
Total Revenues................................................       23,468        33,798       51,376        89,415
EXPENSES
Salaries and Employee Benefits................................        5,459         7,699        9,383        13,859
Interest......................................................        2,043         2,816        3,751         8,282
Other Operating...............................................        3,761         5,100        8,458        12,619
Provision for Possible Credit Losses..........................        4,649         7,855       14,058        33,084
                                                                -------------  -----------  -----------  -------------
Total Expenses................................................       15,912        23,470       35,650        67,844
                                                                -------------  -----------  -----------  -------------
Income Before Income Taxes....................................        7,556        10,328       15,726        21,571
Provision for Income Taxes....................................       (2,871)       (3,929)      (5,976)       (8,193)
                                                                -------------  -----------  -----------  -------------
Net Income....................................................    $   4,685     $   6,399    $   9,750     $  13,378
                                                                -------------  -----------  -----------  -------------
                                                                -------------  -----------  -----------  -------------

17. PARENT COMPANY ONLY INFORMATION

    The condensed financial statements of RAC Financial Group, Inc., prepared on a parent-company unconsolidated basis are as follows:

  Condensed Balance Sheet
                                                                               SEPTEMBER 30,
                                                                                    1996
                                                                              ----------------
Assets
  Cash and cash equivalents.................................................    $     31,351
  Investment in subsidiaries................................................     206,548,089
  Receivable from subsidiary................................................       2,166,124
  Other assets..............................................................       6,648,763
                                                                              ----------------
                                                                                $215,394,327
                                                                              ----------------
                                                                              ----------------
Liabilities and Stockholders' Equity
  Accrued expenses and other liabilities....................................    $ 20,825,600
  Convertible subordinated notes............................................     100,000,000
  Stockholders' equity
    Common stock............................................................         224,991
    Non-voting common stock.................................................          44,407
    Additional capital......................................................      54,695,558
    Retained earnings.......................................................      39,603,771
                                                                              ----------------
                                                                                  94,568,727
                                                                              ----------------
                                                                                $215,394,327
                                                                              ----------------
                                                                              ----------------

                   RAC FINANCIAL GROUP, INC. AND SUBSIDIARIES

17. PARENT COMPANY ONLY INFORMATION (CONTINUED)

  Condensed Statement of Income
                                                                                FOR THE YEAR
                                                                                   ENDED
                                                                               SEPTEMBER 30,
                                                                                    1996
                                                                              ----------------
Equity in earnings of subsidiaries..........................................    $ 57,045,490
Interest expense............................................................         814,384
Other operating expenses....................................................       1,049,770
                                                                              ----------------
  Income before income taxes................................................      55,181,336
Provision for income taxes..................................................      20,968,908
                                                                              ----------------
  Net income................................................................    $ 34,212,428
                                                                              ----------------
                                                                              ----------------
  Condensed Statement of Cash Flow
                                                                                FOR THE YEAR
                                                                                   ENDED
                                                                               SEPTEMBER 30,
                                                                                    1996
                                                                              ----------------
Operating Activities
  Net income................................................................    $ 34,212,428
    Undistributed earnings in equity of subsidiaries........................     (57,045,490)
    Other operating activities..............................................      10,798,084
                                                                              ----------------
    Net Cash Used for Operating Activities..................................     (12,034,978)
Investing Activities
  Capital contributions to subsidiaries.....................................    (136,480,909)
                                                                              ----------------
    Net Cash Used by Investing Activities...................................    (136,480,909)
Financing Activities
  Redemptions of preferred stock............................................      (2,400,000)
  Proceeds of convertible notes.............................................     100,000,000
  Issuance of common stock..................................................      51,210,959
  Preferred stock dividends.................................................        (264,842)
                                                                              ----------------
    Net Cash Provided by Financing Activities...............................     148,546,117
Increase in cash and cash equivalents.......................................          30,230
Cash and cash equivalents at beginning of year..............................           1,121
                                                                              ----------------
Cash and cash equivalents at end of year....................................    $     31,351
                                                                              ----------------
                                                                              ----------------

18. SUBSEQUENT EVENTS

ACQUISITION OF NATIONAL LOANS, INC.

    On October 1, 1996, FIRSTPLUS Consumer Finance, Inc., a wholly owned subsidiary of the Company, acquired National Loans, Inc. ("National") through an exchange of stock, in a transaction accounted for as a pooling of interest. However, because of the relative size of the acquisition, the Company does not plan to restate its historical statements of income to account for the acquisition. As such, beginning retained earnings will be restated for the effect of all years prior to the year of acquisition. The Company issued 501,996 shares of its Common Stock to the former shareholders of National. National is an originator of personal consumer loans and had a net loan portfolio of $15.3 million at the date of acquisition.

                   RAC FINANCIAL GROUP, INC. AND SUBSIDIARIES

18. SUBSEQUENT EVENTS (CONTINUED)
FINANCING FACILITIES

    In October 1996, the Company increased the Bank One Facility to $110 million with a one-year maturity by syndicating the line with Guaranty Federal Bank. The Company also increased its master repurchase facility, which matures in May 1997, with Bear Stearns to $500 million in October. The Company executed an agreement with PaineWebber Real Estate Securities, Inc. ("Paine") whereby Paine will provide a $400 million repurchase facility for funding loan originations and a $100 million Term facility, secured by certain Excess Servicing Receivables.

STOCK SPLIT

    On October 22, 1996, the Company's Board of Directors approved a two-for-one common stock split. The split, effectuated as a stock dividend of one newly issued share of Common Stock for each share of Common Stock outstanding, was effective for shareholders of record at the close of business on November 15, 1996, and payable on November 29, 1996. Par value will remain at $0.01 per share. Financial information contained in these financial statements has been adjusted to reflect the impact of the common stock split.

                                                                            -TM-

                                     [LOGO]

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--------------------------------------------------------------------------------

    NO DEALER, SALES REPRESENTATIVE, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE UNDERWRITERS OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 --------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Prospectus Summary.............................           3
Risk Factors...................................          11
Use of Proceeds................................          22
Capitalization.................................          23
Price Range of Common Stock and Dividend
  Policy.......................................          24
Selected Financial Data........................          25
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................          27
Business.......................................          42
Management.....................................          65
Certain Relationships and Related Party
  Transactions.................................          72
Principal and Selling Stockholders.............          75
Description of Capital Stock...................          77
Underwriting...................................          80
Legal Matters..................................          81
Experts........................................          81
Available Information..........................          82
Index to Financial Statements..................         F-1

                                6,000,000 SHARES

                                      RAC
                                   FINANCIAL
                                  GROUP, INC.

                                  COMMON STOCK
                               -----------------

                                   PROSPECTUS

                               -----------------

                            BEAR, STEARNS & CO. INC.
                         KEEFE, BRUYETTE & WOODS, INC.
                             MONTGOMERY SECURITIES
                       PRUDENTIAL SECURITIES INCORPORATED

                                JANUARY 23, 1997

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